
11007594


PVH

WE GROW POWERFUL GLOBAL LIFESTYLE BRANDS

Annual Report 2010







PVH

We are PVH, One of the World's Largest Lifestyle Brand Apparel Companies.

WE GROW POWERFUL GLOBAL LIFESTYLE BRANDS

We believe in our brands. By staying true to their unique positions, we seek to harness their power to inspire deep, enduring relationships with customers. Through our global platforms and heritage of operations excellence, our brands have the potential to unlock markets around the world and create new opportunities for growth.

Contents

GLOBAL

POWERFUL GLOBAL

01



02



03


TH

04



05


TOMMY HILFIGER

06



07



08



09



10



01 *Hilfiger Woman* Fragrance Advertising **02** *Tommy Hilfiger* window Macy's, New York City **03** *Tommy Hilfiger* 25th Anniversary at Metropolitan Opera House, New York City **04** *Tommy Hilfiger* Footwear Advertising **05** *Tommy Hilfiger* Retail Store, London **06** *Tommy Hilfiger* Fall '11 Runway Show, New York City **07** *IZOD* Concert with Rival Sons in Indianapolis **08** *IZOD* Women's **09** *IZOD* Store, Beijing **10** Kevin Na for *IZOD Golf* **11** *Van Heusen* Advertising, Fall '10 **12** The *IZOD Center*, New Jersey **13** *IZOD* sponsors Ryan Briscoe and Team Penske **14** Steve Young for the *Van Heusen* Fan's Choice **15** Diane Kruger for *Calvin Klein BEAUTY* **16** Men's *Calvin Klein Collection* Runway Show **17** *Calvin Klein Jeans* Spring '11 Billboard, New York City **18** *Calvin Klein Jeans* Fall '11 Billboard, New York City **19** *ck Calvin Klein* Accessories Store, Tokyo **20** Zoe Saldana for *Calvin Klein Underwear*



Emanuel Chirico
Chairman and Chief Executive Officer

LIFESTYLE BRANDS





11


VANHEUSEN

15


Calvin Klein
BEAUTY
IT TOUCHES EVERYTHING

18



16





12


IZOD
CENTER



20


IZOD

13


VANHEUSEN
PRO FOOTBALL HALL OF FAME
FAN'S CHOICE

14


Calvin Klein Jeans

17

Letter to Stockholders

2010 was not only a very strong year for Phillips-Van Heusen Corporation but also one of significant transformation. The opportunity to successfully change a company comes along very infrequently and we have been fortunate to be given this chance not once, but twice. The acquisition of Calvin Klein in 2003 redefined PVH and the addition of Tommy Hilfiger in 2010 secured our position as one of the largest global apparel companies, with a diversified portfolio of iconic lifestyle brands.

Focused on Maximizing Each of Our Brand's Market Potential

Growing Global Brands

PVH has evolved from its U.S. roots and now also directly operates businesses in Canada, Europe and Asia. For 2011, we project that approximately 60% of our revenues will be generated in the United States with the remaining 40% coming from international markets. This is a far cry from the geographic composition of our 2009 revenues, when almost 90% were generated in the United States.

Today's PVH has the benefit of strong operating platforms in North America, Europe and Asia that we leverage by taking advantage of each region's infrastructure to grow our brands in established markets, expand in underdeveloped markets, as well as penetrate new markets. With our global resources, we are focused on maximizing each of our brand's market potential and turning that potential into positive financial returns for our stockholders. We continue to move forward with a mix of wholesale, retail and licensing strategies that allow each of our brands to stay true to their unique DNA and to compete and succeed. As a result, we believe that we are able to achieve a greater reach geographically and a wider breadth and depth in product categories as we maintain our unwavering commitment to the image of our brands and the quality of the goods sold under them. We support our brands with significant investments in marketing, and ensure the quality of our goods through our world class sourcing capabilities. All of this is enhanced by the efforts of our talented associates across the globe.

During 2010, PVH not only transformed itself but also delivered strong revenue growth and high operating margins along with substantial free cash flow. This performance allowed us to reduce debt well above our initial debt reduction targets. All of our businesses – Calvin Klein, Tommy Hilfiger and Heritage Brands – exceeded their 2010 financial plans for revenues and earnings before interest and taxes. We are truly excited about the future for PVH and see significant growth opportunities ahead of us.



ck Calvin Klein store,
Hong Kong

Calvin Klein

Calvin Klein continues to show tremendous growth momentum. Through our directly operated businesses and our over 40 domestic and international licensing partners, worldwide retail revenues of *Calvin Klein* brands reached approximately $6.7 billion in 2010. Driven by the design inspiration of the *Calvin Klein Collection*, which serves as a halo to the *ck Calvin Klein* (bridge) and *Calvin Klein* (better) lines, we have a business model that has allowed us to create a powerful brand that we leverage globally across a broad range of product offerings, channels of distribution and price levels. This business is operated by an experienced management team that centrally manages the *Calvin Klein* brand image by overseeing its multiple design functions and the totality of its marketing and public relations activities. Since our acquisition of Calvin Klein in 2003, this management team has driven the growth of the brand's worldwide retail sales at a 13% compound annual growth rate.

In 2010, our directly operated North American businesses recorded a revenue increase of 19%, fueled by the strong sales performance in both our *Calvin Klein* retail stores and at the department store level, particularly in our men's sportswear business. These businesses experienced excellent retail sell-throughs and much higher out-the-door retails in 2010 than we saw in the prior year. Royalty revenues were also up an impressive 12% for the year, driven by strong growth in fragrance and women's apparel, as well as continued strength in jeans and underwear. All of these factors drove a significant increase in Calvin Klein's 2010 operating income.



ck Calvin Klein
Spring 2010

Continuing to Build Momentum for the Brand

Tommy Hilfiger

Our acquisition of Tommy Hilfiger was indeed the biggest highlight of 2010. We always knew that *Tommy Hilfiger* was a proven iconic global lifestyle brand overseen by a strong management team, utilizing an excellent international operating platform and distribution network. Even with our own high expectations, we have been exceedingly pleased with the business' performance, cash flow generation and growth prospects. In particular, when we closed the Tommy Hilfiger transaction in May, we projected revenue of about $1.80 billion. For 2010, Tommy Hilfiger actually achieved $1.95 billion in revenue, with earnings before income and taxes also well ahead of our forecast.

The integration of Tommy Hilfiger has been proceeding smoothly and is now in the final stages. Our cultures have meshed very well and, following the close of the transaction, we have not missed a step in continuing to build momentum for the brand. Indeed, Tommy Hilfiger's strong performance through the year allowed us to increase the advertising budget for the brand by $20 million.

Working with the talented team at Tommy Hilfiger, we have been focused on expanding both retail and wholesale opportunities in established markets and developing strategies to penetrate underdeveloped and new markets, particularly in Europe, Asia and South America. From updating and increasing our floor space at Macy's, to opening a flagship store on the Champs-Elysées in Paris, to developing the flagship store in Tokyo, to preparing to launch our joint venture to assume the operation of the China business from our licensee, we are extremely optimistic about our ability to invest in and grow this business while delivering significant financial returns to our stockholders.


3SXZ
5RUN700

Tommy Hilfiger
Fall 2010

Van Heusen
Spring 2011



Heritage Brands

The PVH Heritage Brands business had a very strong year, posting a 10% revenue increase in 2010, continuing a trend that began in the second half of 2009. We saw significant growth in our Izod, Van Heusen and Arrow sportswear businesses, and growth with all of our major customers. Our wholesale businesses outperformed the competition at retail and we continued to gain market share in the all-important department store channel of distribution. Our retail businesses posted an 8% increase in comparable store sales and a significant increase in operating income. We believe this growth was driven by two key components: delivering great product at a great value proposition to our consumers and consistently investing behind the marketing of our brands, particularly *IZOD* and *Van Heusen*. While we continue to grow our market share in the United States, we are also looking to opportunistically expand some of our heritage brands by leveraging our international infrastructure, and introducing them to new markets where we believe we can have the most impact with consumers.

Outperformed the Competition

Corporate Social Responsibility

Even in the face of such significant change, and against the backdrop of a slowly recovering global economy, we continued to hold steadfast to our core values. As a global corporate citizen, we are committed to contributing to the economic, environmental and social sustainability of the communities in which we operate. Indeed, during the year we continued to develop and improve our Corporate Social Responsibility (CSR) program, and started the process of integrating Tommy Hilfiger into our CSR efforts. We have established a set of priorities that facilitate goal-setting and planning for 2011 and beyond in each of our core CSR focus areas: Workplace, Human Rights, Community and Environment. Our overarching goal is consistency and taking the necessary steps to improve upon our leadership in the industry on these important matters. Included in this Annual Report is an update on our initiatives and we hope that you will take a moment to review this important information. The full report is available online at www.pvhcsr.com.

We Continued to Hold Steadfast to Our Core Values



Breast Cancer Walk
New York, NY

Predominantly company-operated
Predominantly licensed, distribution model or JV-operated
Mixed (combination of above models)

We seek to maximize the growth opportunities for each of our brands by utilizing a mix of business models around the globe. We market our brands and products by exploiting our own strong operating platforms in North America, Europe and Asia and entering into licensing partnerships, distributorship arrangements and joint ventures that complement our expertise, either regionally or by product category.

GROWING

⅃MMY HILFIGER

om left to right) **Daniel Grieder** Chief Executive Officer - Tommy Hilfiger Europe
Operating Officer - Tommy Hilfiger Group **Avery Baker** Executive Vice President - Global Marketing and Communications
hief Executive Officer - Tommy Hilfiger North America **Tommy Hilfiger** Principal Designer and Visionary
Executive Officer - Tommy Hilfiger and PVH International Operations

Calvin Klein

Calvin Klein (from left to right) **Kevin Carrigan** Global Creative Director **Malcolm Carfrae** Executive Vice President - Global Communications
Italo Zucchelli Creative Director - Men's Calvin Klein Collection **Francisco Costa** Creative Director - Women's Calvin Klein Collection
Melisa Goldie Executive Vice President and Chief Creative Officer - Calvin Klein Advertising **Tom Murry** President and Chief Executive Officer - Calvin Klein, Inc.



swear



Tommy Hilfiger Childrenswear



Hilfiger Denim



Calvin Klein Collection



ck Calvin Klein



Calvin Klein

A Company Transformed

2011 and Beyond

Phillips-Van Heusen truly is a company transformed. To better reflect this transformation, we are proposing to formally change our name to PVH Corp. and are seeking your support of this change at our upcoming Annual Meeting of Stockholders. We believe that this is an important step to elevate the corporate brand identity and present to the global community what this dynamic company has become and its potential.

Looking ahead, we strongly believe that our competitive position has never been better and that our global brands offer a unique proposition to an expanding consumer base. We believe we have the people, brands, partners and financial strength necessary to develop the strategies and implement the action plans that can accelerate the growth of our business. We look forward to continuing to create value for our stockholders in the years ahead.

Thank you for your continued support and confidence.



Emanuel Chirico
Chairman and Chief Executive Officer

IZOD
Spring 2011





HERITAGE BRANDS

IZOD • ARROW • BASS • VAN HEUSEN

Heritage Brands (from left to right) **Ken Duane** Vice Chairman - Wholesale Apparel **Mike Kelly** Executive Vice President - Marketing
Steve Shiffman Group President and Chief Operating Officer - Retail Divisions **Youngju Hampton** Executive Vice President Dress Shirts - Design and Product Development
Helen Katz Executive Vice President Sportswear Design - Heritage Brands



Global Reach and Business Segmentation

2010 Proforma

EUROPE
NORTH AMERICA
REST OF WORLD


TOMMY HILFIGER $4.6
CALVIN KLEIN $6.7
HERITAGE BRANDS $3.3
44%
36%
20%
25%
51%
24%
2%
86%
12%

Global Retail Sales
Brand by Region
(Owned Brands)
(dollars in billions)


$14.6 Billion
54%
20%
26%

Global Retail Sales
by Region
(Owned Brands)

TOMMY HILFIGER
CALVIN KLEIN
HERITAGE BRANDS


49%
33%
18%

Total Revenue
by Business Unit


25%
35%
40%

Operating Profits
by Business Unit*

*excludes corporate expenses



IZOD


VAN HEUSEN

Van Heusen



ARROW



Bass



Sportswear Division



Dress Furnishings Division



Calvin Klein



TOMMY HILFIGER



HERITAGE BRANDS

IZOD • ARROW • BASS • VAN HEUSEN

GLOBAL

Calvin Klein

2010 was characterized by **continued momentum** for the *Calvin Klein* brands, which achieved approximately $6.7 billion in global retail sales.

Earnings before interest and taxes for Calvin Klein surged by 30%*, global retail sales increased by over $850 million, and more than 450,000 square feet of retail selling space was added to expand our footprint around the world and position us for additional growth in 2011 and beyond. These are significant achievements that can be attributed to the strength of the *Calvin Klein* brands around the world and our ongoing commitment to execution, innovation, distribution and original and provocative marketing programs.

We have a stable of over 40 domestic and international *Calvin Klein* licensees, representing approximately 47 wholesale arrangements covering both product categories and geographic regions. We believe we are positioned for increased growth for years ahead given our focus on brand lateralization, product innovation and expansion into growing but still underpenetrated markets, such as China, Russia, Brazil, India, Vietnam, Mexico and Canada. We see that as buying power increases in emerging economies, consumers become more brand conscious. We will position our brands in these markets and seek to capitalize on their continued economic transformations, as we have successfully done in the past.


ckfree
for men
Calvin Klein

*See GAAP to Non GAAP Reconciliations on pages 49 and 50.



Calvin Klein
Fall 2010

Broadening Distribution and Growing Market Share

Over the last two years, during the recession and the slow global economic recovery, we have seen the resilience of our business model and the strength of our business partners worldwide. Each has been tested, and yet we have been able to continue to extend the reach of the *Calvin Klein* lifestyle. For example, royalty revenue increased in 2010 by 12% over the prior year, fueled by strong performance across virtually all product categories with jeans, underwear, fragrance, watches, women's sportswear and dresses performing particularly well. New product innovation and launches spanning multiple categories and territories also contributed positively this past year. Some of the most important global introductions for 2010 included *Calvin Klein BEAUTY*, the newest women's masterbrand fragrance; and Calvin Klein Underwear's men's and women's launches of *X* and *Calvin Klein Envy*, respectively. Domestically, the distribution of the recently introduced *Calvin Klein Home* furniture lines were further expanded.

Through this difficult economic period, Calvin Klein worked diligently to control expenses and still maintain advertising expenditures, even as our competitors were noticeably decreasing their marketing activity. In 2010, we saw the direct benefits of maintaining the intensity and visibility of our brands, which allowed us to stay ahead of our competitors and remain highly visible to our consumers, while broadening distribution and growing market share.

As we look ahead, we remain focused on delivering quality products, desirable fashion and superior execution, and building upon our existing businesses. Our goal is to enhance our current offerings and extend both our product and geographic reach by carefully introducing innovative merchandise, brand-appropriate extensions, and complementary new product lines. While we are cautious regarding global consumer spending trends and the increased costs of labor, shipping and commodities, we do see that in such times, our retail partners and consumers are more comfortable aligning with a well-known, reputable global brand. Calvin Klein addresses multiple lifestyle needs by offering a broad selection of quality products in apparel, footwear, accessories, fragrance and home products. Over the next five years, we foresee increasing global retail sales by an additional $2.5 billion, through the growth from existing licensees and ongoing expansion into new international markets.

The established *Calvin Klein* brand pyramid allows us to provide a focused, consistent approach to global brand growth and development with each of the *Calvin Klein* brands: *Calvin Klein Collection*, *ck Calvin Klein*, and *Calvin Klein*, each of which occupies a distinct marketing identity and position. This approach has enabled us to exploit development opportunities efficiently and effectively over a broad range of products and price points with worldwide distribution. This strategy also serves as a buffer against weakness in a particular region or particular product category, which we have seen work in our favor throughout this challenging economic environment.

The brands are distinguished and positioned into three key segments:

Calvin Klein Collection is the luxury tier of the *Calvin Klein* brand pyramid and is strategically important for its "halo" positioning, setting the tone as the inspiration for all other *Calvin Klein* brand businesses around the world. The highest profile *Calvin Klein Collection* product lines are the men's and women's apparel collections, which we operate in-house, thereby enabling us to better control the image and growth of this important business. Given the nature of this category, we continue to grow this segment in a careful and strategic manner at retail, as well as via strong marketing and public relations initiatives. This brand is utilized for the majority of our strategic global product placement and celebrity dressing, garnering prominent and valuable attention in the media.

The bridge brand, *ck Calvin Klein*, continues to grow and thrive. In 2010, sales of this brand achieved approximately $1.2 billion at retail. Much of this growth is attributable to the expanding presence of full-price, freestanding retail stores, as well as shop-in-shops, across Europe and Asia operated by our experienced retail partners. Total store count increased from three in 2003 to 80 as of the end of 2010. Another 40 are planned to be opened in 2011.

In 2010, sales of our existing and new *Calvin Klein* brand product offerings at this tier exceeded $5.4 billion at retail globally. This brand segment, which includes the iconic *Calvin Klein Jeans* and *Calvin Klein Underwear* brands, continues to garner greater market share at retail, as we successfully intensify this brand tier with new category introductions, meaningful brand extensions and entry into new markets around the world. Additionally, in the United States, categories such as women's dresses, women's better sportswear and footwear also recorded significant growth in what was a difficult environment for our competitors.



ck Calvin Klein
Fall 2010

ck

one

_JEANS_UNDERWEAR_FRAGRANCE_

_CALVIN_KLEIN_

THE ICONIC UNISEX FRAGRANCE
NOW INCLUDES JEANS AND UNDERWEAR
CREATING A BRAND

Calvin Klein's Largest Digital Initiative to Date

ck one

In 2010, Calvin Klein announced the launch of a new global lifestyle brand of contemporary men's and women's jeanswear, underwear, and swimwear under the existing *ck one* brand name. The brand was introduced in 1994 with the world's first unisex fragrance and serves as a powerful mantle for this new lifestyle brand.

The spring 2011 launch of the *ck one* global lifestyle brand is an excellent example of leveraging existing brand equity in one category – in this case a fragrance brand – and broadening its positioning. The new *ck one* global lifestyle brand affords us the ability to extend our conversation with an expanded global audience and engage and cultivate a younger, fashion-conscious male and female consumer.

The overall direction of the *ck one* jeans and underwear lines is energetic and fashion-forward and the new product offerings received a very positive reaction from retailers when previews began in 2010. The *ck one* product began to ship in January 2011 to *Calvin Klein* retail stores, as well as approximately 2,000 points of sale around the world.

The compelling global marketing and advertising campaign that surrounds the *ck one* brand – featuring a dynamic cast of more than 30 professional models, musicians, performers, dancers, athletes and artists – was first revealed in March 2011. Many of those featured in the campaign were cast on streets around the world and represent a wide and diverse range of backgrounds, nationalities and talents.



See the campaign
online at
ckone.com

The multi-faceted campaign has a robust presence online, outdoors and at retail and represents Calvin Klein's largest digital initiative to date. Available in 11 languages, the centerpiece of communication is the highly interactive destination site, ckone.com, where consumers can personally experience the brand and learn more about the lifestyle, products, campaign and featured talent. The emphasis on social media and the interactivity of this campaign serve to redefine the *ck one* brand for a new generation.

North American Wholesale and Retail

Calvin Klein men's better sportswear continues to be a top choice in U.S. department stores for consumers seeking a modern, timeless designer brand at affordable prices.

2010 was characterized by strong momentum, with *Calvin Klein* men's better sportswear wholesale sales in the United States up 15% and the collection being one of only a few that achieved higher average unit retail prices in the department store channel. This growth came profitably, with improvements in key department store metrics, such as inventory turn, natural margin and productivity, which was up 10% to the prior year. At the same time, the brand's wholesale sales in Canada were up over 50% to the prior year, also with improved turn and higher natural margins.

The Calvin Klein wholesale sportswear division strengthened its in-store positioning and presentation through the installation of 50 new shop-in-shops in U.S. and Canadian department stores. Total square footage increased by 8% versus the prior year.

The strong growth of the *Calvin Klein* brands worldwide also positively impacted the domestic retail outlet business. For 2010, our Calvin Klein retail division delivered a comparable store sales increase of 13% at significantly higher gross margins.

Both the Calvin Klein retail and wholesale divisions benefitted from the slim trend, with the retail division featuring slim-fit *Calvin Klein Body* product, which represented over 27% of store sales, across multiple product classifications. The retail division also initiated a project to improve the store environment through fixture upgrades and reconfiguring of the denim and intimates areas. The project will be completed in 2011, with over 80% of the store base receiving some or all of these improvements.


Calvin Klein
Calvin Klein

Women's *Calvin Klein* shop at Lord & Taylor, NYC





TOMMY HILFIGER

As one of the world's leading premium lifestyle brands, *Tommy Hilfiger* delivers superior styling, quality and value to consumers worldwide. The brand celebrates the essence of classic American cool with a preppy twist.



The *Tommy Hilfiger* brand reached $4.6 billion in global retail sales in 2010 by offering consumers a breadth of beautifully designed, high quality products, including men's, women's and children's apparel, sportswear, denim and a range of licensed products such as accessories, fragrances and home furnishings that define the *Tommy Hilfiger* lifestyle.

Tommy Hilfiger today has become a truly global brand, with strong recognition and a distribution network in over 90 countries throughout North America, Europe, Central and South America and the Asia-Pacific region. 2010 was a strong year for the brand. On an annualized basis, net sales grew by 14.5%, gaining presence in important markets including China, Russia, India and Brazil. The global store footprint expanded by 75 stores, totaling 1,040 freestanding retail stores at the end of 2010, about half of which are operated by us and the balance by franchisees and licensees.

25TH

Marketing

2010 was the 25th anniversary of the *Tommy Hilfiger* brand, which was marked with a worldwide celebration of the brand's classic American cool style, including a limited edition capsule "Icon Collection" – updates of the designer's favorite classic styles. Assouline Publishing released an exclusive retrospective scrapbook, *Tommy Hilfiger*, and in September, we hosted a star-studded celebration at New York City's Metropolitan Opera House featuring a performance by The Strokes. The range of initiatives resulted in tremendous global press coverage across print, digital and broadcast platforms for the brand.

In the second half of 2010, the Tommy Hilfiger Group unveiled a new global advertising campaign featuring the eclectic "Hilfiger" family. The humorous and creative campaign, paired with a markedly increased advertising investment, resulted in one of the most talked about advertising initiatives of the last decade, generating significant interest globally from media and consumers. In the United States, the Fall/Holiday 2010 advertising spending was triple that of the previous year, and we launched the first national television campaign for the brand since 2005, delivering over 1 billion impressions to target consumers. In Europe, national television campaigns were launched for the first time in Italy, Spain and Germany, as well as national cinema campaigns in 14 additional markets. This activity propelled the Tommy Hilfiger Group to a marketing leadership position among key competitors in the European fashion and retail landscape.

The new campaign was leveraged across multiple platforms, from windows and in-store marketing to digital, all of which received a significant increase in investment over the prior year. This increased investment enabled us to present a strong, cohesive and powerful brand message across all global brand distribution channels.

In 2011, the Tommy Hilfiger Group plans to maintain its focus on communicating the unique brand position of classic American cool with a preppy point of view as embodied by "The Hilfigers" campaign. Furthermore, we expect that significant investment in advertising will continue in order to support long-term positioning and growth strategies.


TH
25
25
TH

Left:
Tommy Hilfiger

Right:
25th Anniversary event
at the Metropolitan Opera House





H

Unveiled a New Global Advertising Campaign

On page:
Scenes from
"Feastus Interuptus"
The Hilfigers'
Holiday 2010
television campaign







The global Tommy Hilfiger business is currently organized in the following business units: Europe, North America, Japan and International Licensing.

Europe

With its strong positioning as a premium lifestyle brand, *Tommy Hilfiger* holds a robust position in Europe, which accounts for approximately 44% of the brand's global retail sales. Approximately two-thirds of the business is driven by wholesale, with the balance being primarily retail business and e-commerce. The two largest European markets are Germany and Spain, which represent in the aggregate approximately 40% of the region's net sales.

One of the key success factors in Europe is the localized management approach to each market, combined with strong global brand management. There are dedicated sales offices and showrooms in most countries and a constant dialogue between countries and the international headquarters in Amsterdam, where the European design teams are located. This structure ensures that local needs are properly considered and met. In total, 45 countries in Europe and Africa are managed by the Tommy Hilfiger International organization.

In 2010, the Tommy Hilfiger European business consisted of more than 9,000 wholesale doors. The retail store network increased by 44 stores and totaled 426 stores at year end. Full price specialty stores achieved positive comparable store sales growth in low single digit percentages and outlet stores performed particularly well, with high single digit comparable store sales growth, all at expanded gross margins.

Localized Management Combined with Strong Global Brand Management

Tommy Hilfiger store
Dusseldorf, Germany


TOMMY HILFIGER





Top:
Tommy Hilfiger
at Macy's Herald Square

Right:
Fifth Avenue store,
Holiday 2010

North America

Tommy Hilfiger has been successfully reestablished as a premium brand in North America, reaffirmed by the 5th Avenue flagship store in New York City and a consistent runway show presence during New York Fashion Week. The increased marketing investment in the last half of 2010 drove even greater consumer interest in the brand, as reflected in our strong year end results. Today, the North American business represents approximately 36% of global retail sales.

In the United States, at wholesale, the *Tommy Hilfiger* brand is exclusively offered at Macy's. It is Macy's largest exclusive apparel brand and a very important part of their overall business. In 2010, the men's and women's collections achieved a 6% sales increase over prior year. Tommy Hilfiger and Macy's continue to co-invest in the brand's in-store visual presentation, revamping 111 shop-in-shops in 2010. The women's business has been repositioned to offer a broader lifestyle collection. There continue to be significant growth opportunities for the brand in this channel through the addition of enhanced product and increased average unit retail prices.

By the end of 2010, in North America, the store footprint consisted of 237 retail stores, the majority of which were outlet stores. Retail outlet stores in the U.S. achieved double-digit comparable store sales growth and Canadian retail outlet stores achieved comparable store sales growth in the high single digits. A strategic segmentation approach maximized performance across all doors, resulting in considerable gross margin expansion in the year.

Japan

Japan is an all-retail sales market that was acquired from a former licensee in 2008. In 2010, a new management team was installed to navigate the challenging market environment. Japan represented approximately 5% of 2010 global retail sales of *Tommy Hilfiger*. As of the end of 2010, there were 122 *Tommy Hilfiger* stores and 60 department store locations in Japan.

At this writing, Japan and its citizens are confronted with the difficult task of recovering from the catastrophic earthquake and tsunami that hit the country in 2011. We are thankful that all of our associates and their families are safe. Our new management team has developed a strategic plan for our business, which includes improving the current store footprint, optimizing store layouts and product sizing, and the opening of a new flagship store in the renowned Harajuku area in Tokyo in 2012. However, we are mindful of the current situation and will proceed with the plan only when it is appropriate. While we are not currently planning on significant changes to our overall timeline for brand building and marketing investment in Japan, our first priority is to continue to support the needs of our associates during this difficult time and manage the existing business through the current situation.

International Licensing

The reach of the *Tommy Hilfiger* brand is extended to geographic regions outside of North America, Europe and Japan, as well as to certain product categories, through the work of our licensing partners.

In 2010, most licensed regions achieved double-digit growth, including Hong Kong, Southeast Asia, India, China, Mexico and South America. In 2011, we will move to a joint venture structure in China in order to more directly manage the growth in that region. In addition, we will pursue opportunities to leverage the strong brand position in India in order to further expand in this fast growing retail market. South America is another focus region where the potential for strong sales growth exists for the brand.

The key *Tommy Hilfiger* licensed product categories are fragrances, watches, sunglasses, swimwear and tailored clothing. All of these categories are managed by strong partners that leverage and build in their fields of expertise upon the global *Tommy Hilfiger* brand position. Additional product categories licensed in 2010 included jewelry, which was launched globally, and luggage and soft home, which were launched in Europe.

Outlook

The *Tommy Hilfiger* brand is well-positioned around the world and the overarching goal for the business is to lead industry growth on a global and local level. Each market continues to pursue a localized approach in balance with the global brand vision. This has been the key to Tommy Hilfiger's success to date and will continue to drive future growth. In addition, ongoing innovation in product design, expansion into new product categories and marketing investment will further expand the *Tommy Hilfiger* brand lifestyle.



Tommy Hilfiger
Spring 2011

HERITAGE BRANDS

IZOD • ARROW • BASS • VAN HEUSEN

Dress Furnishings

2010 was another exciting year for our Dress Furnishings division, with continued market share gains, solid business performance and excellent financial results.

Total revenue grew to $532 million, up 7% from 2009, while earnings before interest and taxes grew over 28%* to $73 million*.

The key to the division's ongoing success has been a focus on delivering appealing product with a great value proposition to consumers and consistently investing in design and marketing. The result was an increase in dress shirt market share in U.S. department and national chain stores on a unit basis to 47%, up from 41% two years ago. Similarly, we estimate that we increased our neckwear market share in the same channel, on a dollar basis, by 8% versus 2009, reaching approximately 58% in 2010.

Our expertise in dress shirts led us to create the Insignia Dress division, an expansion of our Insignia Neckwear division that caters to upper tier department and specialty stores like Nordstrom and Neiman Marcus. During 2010, Insignia Dress launched *John Varvatos* dress shirts and neckwear and *Ike Behar* dress shirts to complement our existing *Ike Behar* neckwear, as well as relaunched *Valentino* neckwear.

*See GAAP to Non GAAP Reconciliations *on pages 49 and 50.*





Sportswear

Our Sportswear division continued in 2010 to capitalize on opportunities for its nationally recognized brands, delivering total revenue growth of 20% versus the prior year. In addition, each of *Van Heusen*, *IZOD* and *ARROW* gained market share. Performance was driven by product design, with a specific lifestyle focus for each brand, coupled with a strong value proposition. The continued use of innovative national marketing programs, which combine sports and sporting events with key retail partners, enhanced strong connections with the consumer.

IZOD remains the best selling men's sportswear brand on the main floor in department and chain stores in the U.S. It is once again growing its presence as a key golf apparel resource in this channel with its *IZOD Xtreme Function Golf* sub-brand. Kevin Na, a young American golfer, was signed in 2010 to wear *IZOD G* golf product on tour and will also be featured in print and in-store marketing campaigns. IZOD also leveraged its title sponsorship of the *IZOD* IndyCar Series to deliver exceptional experiences both to consumers and our retail partner, Macy's, through sweepstakes and in-store race car driver appearances nationwide and special apparel merchandise, all supported by national TV, print and radio advertising.


IZOD
INDYCAR SERIES
IZOD
RISLONE
3
NEARLY 100 YEARS OF INDY...
A CLASSIC HISTORY TOLD IN RECORD TIME.



Top:
IZOD IndyCar Series window in Macy's Herald Square

Left:
IZOD IndyCar Series collection


VAN HEUSEN
STYLE
"YOU MAY COME AS SCHLUBS — BUT YOU WILL LEAVE WITH SWAGGER"
PROF. JERRY RICE
PROF. STEVE YOUNG
VANHEUSEN
NFL

Van Heusen Institute of Style campaign billboard in Times Square featuring Steve Young and Jerry Rice

Van Heusen remained the number one woven sport shirt brand in U.S. department and chain stores and experienced sales growth of 40% versus 2009. *Van Heusen Studio*, a sub-brand targeted to a younger, modern consumer, was launched in over 600 doors, and supported by in-store marketing that capitalizes on the strong slim-fit market trend. *Van Heusen*'s partnership with the Pro Football Hall of Fame and JCPenney entered its second year, with the *Van Heusen Fan's Choice* campaign collecting over 4 million votes from football fans – more than double the 2009-10 vote. Expanded TV advertising, as well as a unique NFL-partnered digital media component, supported the campaign.

ARROW, whose key partner is Kohl's, posted strong gains in productivity in 2010, leading all other national brands on Kohl's selling floor. *ARROW* also expanded its big and tall sportswear presence to 260 doors from 80 in the prior year. *Timberland* continued to be focused as a key outdoor lifestyle brand. Our sales of *Timberland* men's sportswear increased 27% in 2010 and sales space in U.S. department stores was increased by approximately 50,000 square feet.

Delivering Total Revenue Growth of 20%

Retail

2010 was a strong year for our Heritage Brand Retail division, as the consumer continued to respond favorably to the value proposition offered by each of our chains. Comparable store sales for the division were up an aggregate 8%, with each of our *Van Heusen*, *IZOD* and *Bass* store chains delivering positive comparable store sales growth. Throughout the year, our investment in product and brand marketing helped drive strong inventory turn and generate earnings before interest and taxes of $45 million.

Each of our heritage brand chains achieved growth through focused, key product presentations and robust in-store marketing. In our *Van Heusen* stores, the sportswear assortment expanded with *Van Heusen Studio*, bringing a younger, more modern aesthetic to the chain. Our *IZOD* stores continued their emphasis on the active lifestyle, introducing the *IZOD Elite Golf Collection*, designed for the more distinguished gentleman golfer, and *IZOD Pro Series*, a men's golf assortment offering an innovative "sun control" feature. Our *Bass* stores had a very strong year in the sandal category, with a 43% sales increase in units versus 2009. Well designed product coupled with our "Buy 1 Get 2 Free" event helped the Bass division set an all-time record for sales in this category.

Licensing

We extend the reach of our heritage brands through licensing. Licensing enables us to take advantage of our partners' expertise and, in concert with our deep understanding of our own brands, build brand equity and expand each brand in terms of both product categories and geographic distribution.

During 2010, our international heritage brand licensees opened over 60 freestanding stores in Europe, South America and Asia. This brings the total number of licensee stores to 440 – consisting of 118 *Van Heusen* stores (principally in India and the Philippines), 283 *ARROW* stores (principally in China and India), 21 *IZOD* stores and 18 *Bass* stores. Domestically, newly licensed categories included men's small leather goods and men's and boys' hosiery for *Van Heusen* and eyewear for *ARROW*.



All new *IZOD* stores open in China in December 2010




Workplace
Human Rights
Community
Environment
PVH

Corporate Social Responsibility
Values At Work

We are guided by the principle that success in business is dependent on **putting human issues first**. Our long-standing belief that we have an obligation to positively impact the lives of the people and the communities where we live and work is central to our identity.

Corporate Social Responsibility (CSR) is a fundamental component of PVH's ethos and is directly linked to our strategies and practices. Over the years, we have made significant progress to improve performance and transparency and we are gratified that our efforts have been recognized in a number of ways.

For the second straight year, PVH was included in *Corporate Responsibility Magazine*'s "100 Best Corporate Citizens List," ranking 28th this year (up from 100th last year). We were also pleased to be listed among the Top 5 Apparel Companies in *Fortune* magazine's "World's Most Admired Companies" survey. In addition, PVH was recognized by *Institutional Investor* as part of their "All-American Executive Team" for excellence in communication, governance and investor relations in the Apparel, Footwear & Textiles industry, with Manny Chirico being named Best CEO, Buy Side and Sell Side, Pamela Hootkin being named Best IR Professional, Sell Side, and PVH winning Best IR Company, Sell Side. Finally, Manny was honored as Best CEO, Midcap Companies, by *IR Magazine*.



Get our full CSR report online at pvhcsr.com

In 2010, we reviewed our CSR goals to ensure that they continue to be aligned with stakeholder concerns and present a clear and consistent direction for program development. We identified the following set of long-term priorities that represent the foundation of our CSR strategy for the foreseeable future:

Workplace
- High level of associate engagement
- Robust training and talent development
- Provide best-in-class benefits programs
- Commitment to diversity

Human Rights
- Drive the highest standards of ethics and human rights for achievement of a sustainable supply chain
- Collaboration with key stakeholders to achieve a sustainable and impactful approach to improve supply chain performance
- Enhance the quality, scope and impact of our monitoring, evaluation and remediation approaches

Community
- Create positive impact through community initiatives consistent with our stated mission
- Grow relationships with strategic community and non-profit partners
- Empower associates to engage in community initiatives that are meaningful to them

Environment
- Promote sustainable operating and manufacturing practices for PVH, our suppliers and our licensees
- Minimize our carbon footprint
- Empower associates and consumers to take positive action for the environment

We are proud of our efforts to be a good corporate citizen and urge you to read our 2010 CSR Report, a candid discussion of the progress we made in the past year in each of the four CSR areas and the specific matters we are targeting for improvement. We have also included in this report, after the Annual Report on Form 10-K, CSR Reporting Highlights, a brief summary of our 2010 CSR performance and an outline of our 2011 goals.

Directors, Officers and Other Information

Directors

Emanuel Chirico
Chairman and Chief Executive Officer of the Company; Director, Dick's Sporting Goods, Inc.
Director since 2005

Mary Baglivo
Chairman and Chief Executive Officer, The Americas, Saatchi & Saatchi Worldwide, an advertising agency
Director since 2007

Edward H. Cohen
Retired; Counsel, Katten Muchin Rosenman LLP, a law firm; Director Gilman Ciocia, Inc.; Director Full Circle Capital Corporation
Director since 1987

Joseph B. Fuller
Founder, Director and Vice-Chairman, Monitor Group, LLC, an international management consulting firm
Director since 1991

Fred Gehring
Chief Executive Officer of Tommy Hilfiger and PVH International Operations
Director since 2010

Retiring June 2011

Margaret L. Jenkins
Founder and owner, Margaret Jenkins & Associates, a marketing and philanthropic services consulting firm.
Former Senior Vice President and Chief Marketing Officer, Denny's Corporation.
Director since 2006

David A. Landau
Partner and Co-Founder, LNK Partners, a private equity investment firm.
Director since 2010

Bruce Maggin
Principal, The H.A.M. Media Group, LLC, a media investment company; Director, Central European Media Enterprises Ltd.
Director since 1987

V. James Marino
President, Chief Executive Officer and Director, Alberto Culver Company, a personal care products company
Director since 2007

Henry Nasella
Partner and Co-Founder, LNK Partners, a private equity investment firm
Director since 2003

Rita M. Rodriguez
Senior Fellow, Woodstock Theological Center at Georgetown University; Director, Affiliated Managers Group, Inc. and Ensco plc.
Director since 2005

Craig Rydin
Chairman of the Board of Directors, Yankee Holding Corp.; Executive Chairman, The Yankee Candle Company, Inc.; Director, priceline.com Incorporated and Yankee Holding Corp.
Director since 2006

Christian Stahl
Partner of Apax Partners, L.P., an international private equity investment group.
Director since 2010

Director Emeritus

Estelle Ellis

[1] Member, Executive Committee
[2] Member, Audit Committee
[3] Member, Compensation Committee
[4] Member, Nominating & Governance Committee
[5] Member, Corporate Social Responsibility Committee

The 2011 Annual Meeting of Stockholders of Phillips-Van Heusen Corporation will be held at The Graduate Center – City University of New York, 365 Fifth Avenue, Proshansky Auditorium, Concourse Level, New York, New York on Thursday, June 23, 2011 at 10:00 AM. Materials sent to stockholders relating to the Annual Meeting are available at http://www.pvhannualmeetingmaterials.com.

The Company intends to post on its corporate website any amendments to, or waivers of, its Code of Ethics for the Chief Executive Officer and Senior Financial Officers that would otherwise be reportable on a current report on Form 8-K. Such disclosure would be posted within four days following the date of the amendment or waiver.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto are available free of charge on the Company's corporate website. Requests for copies of such reports can be made on the Company's corporate website or can be directed to the attention of the Treasurer at the Company's principal office:

Phillips-Van Heusen Corporation
200 Madison Avenue
New York, NY 10016-3903
(212) 381-3500

Corporate Officers

Emanuel Chirico [°]
Chairman and
Chief Executive Officer

Allen E. Sirkin [°]
President and
Chief Operating Officer

Francis K. Duane [°]
Vice Chairman –
Wholesale Apparel

Michael A. Shaffer [°]
Executive Vice President
and Chief Financial Officer

Mark D. Fischer
Senior Vice President,
General Counsel
and Secretary

Bruce Goldstein
Senior Vice President
and Corporate Controller

Pamela N. Hootkin [*]
Senior Vice President,
Treasurer and
Investor Relations

David F. Kozel
Senior Vice President,
Human Resources

Dana M. Perlman [**]
Treasurer, Senior Vice
President, Business
Development and
Investor Relations

Senior Executives

Tommy Hilfiger

Fred Gehring
Chief Executive Officer,
Tommy Hilfiger and PVH
International Operations

Ludo Onnink
Chief Operating Officer,
Tommy Hilfiger

Tommy Hilfiger International

Daniel Grieder
Chief Executive Officer,
Tommy Hilfiger Europe

Tommy Hilfiger North America

Gary Sheinbaum [°]
Chief Executive Officer –
Tommy Hilfiger North America

Molly Yearick
President – Tommy Hilfiger
Sportswear North America

Anne Marino
President, Global Licensing –
Tommy Hilfiger North America

Samuel Sperrazza
Executive Vice President
Retail Operations –
Tommy Hilfiger North America

Calvin Klein

Paul T. Murry III [°]
President and Chief Executive
Officer – Calvin Klein

Alexander Cannon
President – Calvin Klein
Men's Sportswear

Pamela Bradford
Executive Vice President,
General Counsel,
Calvin Klein Inc.

Heritage Brands

Dress Furnishings

Marc Schneider
Group President –
Dress Furnishings

Mitchell Lechner
President – Dress Shirts

Sportswear

Malcolm Robinson
Group President –
Wholesale Sportswear

Geoffrey Barrett
President – Van Heusen
and Arrow Sportswear

Cheryl Dapolito
President – Izod and
Timberland Sportswear

Retail

Steven B. Shiffman [°]
Group President and
Chief Operating Officer –
Retail Divisions

Margaret P. Lachance
President – Van Heusen Retail

Scott H. Orenstein
President – Bass Retail

Donna Patrick
President – Izod Retail

Nicholas Strange
President – Calvin Klein Retail

Licensing

Kenneth L. Wyse
President

PVH Finance and Accounting

James Holmes
Vice President – Assistant
Corporate Controller

PVH Global Sourcing

Ellen Constantinides
Chief Operating Officer –
Global Supply Chain

PVH Information Technology and Logistics

Jon D. Peters
Executive Vice President –
Logistics and Technology

Kevin Urban
Executive Vice President –
Logistics Services

PVH Marketing and Advertising

Michael Kelly
Executive Vice President –
Marketing

[°] Member, Operating Committee
[*] Effective through April 30, 2011. Senior Vice President, only, thereafter.
[**] Effective May 1, 2011.

Common Stock Transfer Agent and Registrar

Wells Fargo Bank, N.A.
161 N. Concord Exchange
South St. Paul, MN 55075

Telephone: 1-800-468-9716
TDD for Hearing Impaired:
1-651-450-4144

Website:
http://www.wellsfargo.com/com/shareowner_services

As of March 31, 2011, there were 704 holders of record of the Company's common stock.

Stock Exchange

The Company's common stock is listed on the New York Stock Exchange. The New York Stock Exchange symbol is PVH. Options on the Company's common stock are traded on the Chicago Board Options Exchange.

Corporate Website

www.pvh.com

Market Data

We obtained or created the market and competitive position data used throughout this Report from research, surveys or studies conducted by third parties, information provided by customers and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications and other information is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

Employees

The Company has approximately 22,700 employees.

Trademarks

References in this Report to the brand names *Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Tommy Hilfiger, Van Heusen, IZOD, Bass, ARROW, Ike Behar, John Varvatos, Valentino* and *Timberland* and to other brand names in this report are to trademarks owned by us or licensed to us by third parties and are identified by italicizing or boldfacing the brand.

Financial Highlights

Financial Highlights
(In Millions, except per share data)

	2010	2009	2008
Revenues	**$ 4,636.8**	$ 2,398.7	$ 2,397.1*
Earnings Before Interest and Taxes	**548.3***	269.7*	273.1*
Net Income	**287.0***	148.4*	154.2*
Diluted Net Income per Common Share	**4.26***	2.83*	2.95*
Cash and Cash Equivalents	**498.7**	480.9	328.2

*See GAAP to Non GAAP Reconciliations *on pages 49 and 50.*

Allen Sirkin President and Chief Operating Officer
Michael Shaffer Executive Vice President and Chief Financial Officer





GAAP to Non-GAAP Reconciliations

(Dollars and Shares in Millions, except per share data)

	2010		
	GAAP	Adjustments[1]	Non-GAAP
Revenue & Earnings - Consolidated			
Revenue	$ 4,636.8		$ 4,636.8
Earnings (Loss) Before Interest and Taxes (EBIT)	203.4	$ (344.9)	548.3
Net Income (Loss)	53.8	(233.2)	287.0
Net Income per Common Share Calculation			
Net Income (Loss)	$ 53.8	$ (233.2)	$ 287.0
Total Shares for Diluted Net Income per Common Share	67.4		67.4
Diluted Net Income per Common Share	0.80		4.26
EBIT - Business Data			
Heritage Brand Wholesale Dress Furnishings	$ 66.0	$ (6.6)	$ 72.5
% Growth	18%		28%
Calvin Klein	246.0		246.0
% Growth	43%		30%

	2009		
	GAAP	Adjustments[2]	Non-GAAP
Revenue & Earnings - Consolidated			
Revenue	$ 2,398.7		$ 2,398.7
Earnings (Loss) Before Interest and Taxes (EBIT)	243.8	$ (25.9)	269.7
Net Income	161.9	13.5	148.4
Net Income per Common Share Calculation			
Net Income	$ 161.9	$ 13.5	$ 148.4
Total Shares for Diluted Net Income per Common Share	52.5		52.5
Diluted Net Income per Common Share	3.08		2.83
EBIT - Business Data			
Heritage Brand Wholesale Dress Furnishings	$ 56.1	$ (0.5)	$ 56.6
Calvin Klein	172.0	(17.1)	189.2

GAAP to Non-GAAP Reconciliations *continued on page 50.*

GAAP to Non-GAAP Reconciliations

(Dollars and Shares in Millions, except per share data)

	2008		
	GAAP	Adjustments[3]	Non-GAAP
Revenue & Earnings - Consolidated			
Revenue	$ 2,491.9	$ 94.9	$ 2,397.1
Earnings (Loss) Before Interest and Taxes	173.7	(99.3)	273.1
Net Income (Loss)	91.8	(62.5)	154.2
Net Income Per Common Share Calculation			
Net Income (Loss)	$ 91.8	$ (62.5)	$ 154.2
Total Shares for Diluted Net Income per Common Share	52.2		52.2
Net Income Per Common Share	1.76		2.95

[1] Adjustments for the year ended January 30, 2011 represent the elimination of (i) the costs incurred in connection with our acquisition and integration of Tommy Hilfiger, including transaction, restructuring and debt extinguishment costs, non-cash valuation amortization charges and the effects of hedges against Euro to U.S. dollar exchange rates relating to the purchase price; (ii) the costs incurred in connection with our exit from United Kingdom and Ireland Van Heusen dresswear and accessories business; (iii) the tax effects associated with these costs; and (iv) the tax benefit related to the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

[2] Adjustments for the year ended January 31, 2010 represent the elimination of (i) the costs incurred in that period in connection with our restructuring initiatives implemented in 2009, including the shutdown of domestic production of machine-made neckwear, a realignment of our global sourcing organization, reductions in warehousing capacity, lease termination fees for retail stores, and other initiatives to reduce corporate and administrative expenses; (ii) the tax effects associated with these costs; and (iii) the tax benefit related to the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

[3] Adjustments for the year ended February 1, 2009 represent the elimination of (i) the costs incurred in connection with our restructuring initiatives announced in the fourth quarter of 2008, including the shutdown of domestic production of machine-made neckwear, a realignment of our global sourcing organization, reductions in warehousing capacity and other initiatives to reduce corporate and administrative expenses; (ii) fixed asset impairment charges for approximately 200 of our retail stores; and (iii) the operations of our Geoffrey Beene outlet retail division and the costs associated with the closing of such division. Included in the total pre-tax loss of $99.3 million are non-cash fixed asset impairments of $70.6 million.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to __________

Commission File Number 001-07572

PHILLIPS-VAN HEUSEN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**13-1166910**
(State of incorporation)	(I.R.S. Employer Identification No.)
200 Madison Avenue, New York, New York	**10016**
(Address of principal executive offices)	Zip Code

212-381-3500
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant (assuming, for purposes of this calculation only, that the registrant's directors and corporate officers are affiliates of the registrant) based upon the closing sale price of the registrant's common stock on August 1, 2010 (the last business day of the registrant's most recently completed second quarter) was $3,362,762,947.

Number of shares of Common Stock outstanding as of March 15, 2011: 67,077,455.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Location in Form 10-K in which incorporated
Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 23, 2011	**Part III**

***

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Forward-looking statements in this Annual Report on Form 10-K including, without limitation, statements relating to our future revenue and cash flows, plans, strategies, objectives, expectations and intentions, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated, including, without limitation, the following: (i) our plans, strategies, objectives, expectations and intentions are subject to change at any time at our discretion; (ii) in connection with the acquisition of Tommy Hilfiger B.V. and certain affiliated companies (collectively, "Tommy Hilfiger"), we borrowed significant amounts, may be considered to be highly leveraged, and will have to use a significant portion of our cash flows to service such indebtedness, as a result of which we might not have sufficient funds to operate our businesses in the manner we intend or have operated in the past; (iii) the levels of sales of our apparel, footwear and related products, both to our wholesale customers and in our retail stores, the levels of sales of our licensees at wholesale and retail, and the extent of discounts and promotional pricing in which we and our licensees and other business partners are required to engage, all of which can be affected by weather conditions, changes in the economy, fuel prices, reductions in travel, fashion trends, consolidations, repositionings and bankruptcies in the retail industries, repositionings of brands by our licensors and other factors; (iv) our plans and results of operations will be affected by our ability to manage our growth and inventory, including our ability to continue to develop and grow our Calvin Klein businesses in terms of revenue and profitability, and our ability to realize benefits from Tommy Hilfiger; (v) our operations and results could be affected by quota restrictions and the imposition of safeguard controls (which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and technical expertise needed), the availability and cost of raw materials, our ability to adjust timely to changes in trade regulations and the migration and development of manufacturers (which can affect where our products can best be produced), changes in available factory and shipping capacity, wage and shipping cost escalation, and civil conflict, war or terrorist acts, the threat of any of the foregoing, or political and labor instability in any of the countries where our or our licensees' or other business partners' products are sold, produced or are planned to be sold or produced; (vi) disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas, as well as reduced consumer traffic and purchasing, as consumers limit or cease shopping in order to avoid exposure or become ill; (vii) acquisitions and issues arising with acquisitions and proposed transactions, including without limitation, the ability to integrate an acquired entity, such as Tommy Hilfiger, into us with no substantial adverse affect on the acquired entity's or our existing operations, employee relationships, vendor relationships, customer relationships or financial performance; (viii) the failure of our licensees to market successfully licensed products or to preserve the value of our brands, or their misuse of our brands; and (ix) other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission.

We do not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenue or cash flows, whether as a result of the receipt of new information, future events or otherwise.

PART I

Item 1. Business

Introduction

Unless the context otherwise requires, the terms "we," "our" or "us" refer to Phillips-Van Heusen Corporation and its subsidiaries.

Our fiscal years are based on the 52-53 week period ending on the Sunday closest to February 1 and are designated by the calendar year in which the fiscal year commences. References to a year are to our fiscal year, unless the context requires otherwise. Our 2010 year commenced on February 1, 2010 and ended on January 30, 2011; 2009 commenced on February 2, 2009 and ended on January 31, 2010; 2008 commenced on February 4, 2008 and ended on February 1, 2009.

We obtained the market and competitive position data used throughout this report from research, surveys or studies conducted by third parties, information provided by customers and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications and other information is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

References to the brand names *Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Tommy Hilfiger, Hilfiger Denim, Van Heusen, IZOD, Bass, ARROW, Eagle, Geoffrey Beene, CHAPS, Sean John, Trump, Donald J. Trump Signature Collection, JOE Joseph Abboud, Kenneth Cole New York, Kenneth Cole Reaction, MICHAEL Michael Kors, Michael Kors Collection, DKNY, Elie Tahari, Nautica, Ted Baker, Ike Behar, Jones New York, J. Garcia, Claiborne, Robert Graham, U.S. POLO ASSN., Axcess* and *Timberland* and to other brand names in this report are to registered trademarks owned by us or licensed to us by third parties and are identified by italicizing the brand name.

References to the acquisition of Tommy Hilfiger refer to our May 6, 2010 acquisition of Tommy Hilfiger B.V. and certain affiliated companies, which companies we refer to collectively as "Tommy Hilfiger."

References to our acquisition of Calvin Klein refer to our February 2003 acquisition of Calvin Klein, Inc. and certain affiliated companies, which companies we refer to collectively as "Calvin Klein."

Company Overview

We are one of the largest apparel companies in the world, with a heritage dating back over 130 years. Our brand portfolio consists of nationally recognized brand names, including *Calvin Klein*, *Van Heusen*, *IZOD*, *Bass*, *ARROW*, *Eagle* and, as of the beginning of the second quarter of 2010, *Tommy Hilfiger* (previously a licensed brand), which are owned, and *Geoffrey Beene*, *Kenneth Cole New York*, *Kenneth Cole Reaction*, *Sean John*, *JOE Joseph Abboud*, *MICHAEL Michael Kors*, *Michael Kors Collection*, *CHAPS*, *Trump* (marketed as *Donald J. Trump Signature Collection* prior to January 1, 2010), *DKNY*, *Elie Tahari*, *Nautica*, *Ike Behar*, *Ted Baker*, *J. Garcia*, *Claiborne*, *Robert Graham*, *U.S. POLO ASSN.*, *Axcess*, *Jones New York* and *Timberland*, which are licensed, as well as various private label brands. We design and market branded dress shirts, neckwear, sportswear and, to a lesser extent, footwear and other related products. Additionally, we license our owned brands over a broad range of products. We market our brands at multiple price points and across multiple channels of distribution, allowing us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Our directly operated businesses outside of North America consist principally of our Tommy Hilfiger International wholesale and retail business in Europe and Japan and our Calvin Klein dress furnishings business in Europe. Our licensing activities, principally our Calvin Klein business, diversify our business model by providing us with a sizeable base of profitable licensing revenues.

We completed our acquisition of Tommy Hilfiger during the second quarter of 2010. Tommy Hilfiger designs, sources and markets men's, women's and children's sportswear and activewear, jeanswear and other products worldwide and licenses its brands worldwide over a broad range of products. We believe Tommy Hilfiger's established international platform in Europe and Asia will be a strategic complement to our strong North American presence. We further believe that, although the *Tommy Hilfiger* brand is well-established globally and enjoys significant worldwide brand awareness, there are opportunities to further expand the business in North America, along with parts of Europe and, to a greater extent, in Asia. These opportunities include (i) development and expansion of product categories for which *Tommy Hilfiger* currently has no or only limited distribution; (ii) increased sales in markets where the business is underdeveloped; and (iii) expansion into new markets. We believe our successful experience in growing *Calvin Klein* will assist us in realizing these opportunities for *Tommy Hilfiger*. In addition, we believe that Tommy Hilfiger's international platform provides us with the resources and expertise needed to grow our heritage brands and businesses internationally. As a result, we believe the acquisition provides us with the opportunity to realize revenue growth and enhanced profitability.

The acquisition of Tommy Hilfiger significantly impacted the way we manage and analyze our operating results. Beginning with the second quarter of 2010, we changed our segment reporting and the way we discuss our business segments to reflect this. Specifically, we aggregate our segments into three main businesses: (i) Tommy Hilfiger, which consists of the Tommy Hilfiger North America and Tommy Hilfiger International segments; (ii) Calvin Klein, which consists of the Calvin Klein Licensing segment (including our Calvin Klein Collection business, which we operate directly in support of the global licensing of the *Calvin Klein* brands) and the Other (Calvin Klein Apparel) segment, which is comprised of our Calvin Klein dress furnishings, sportswear and outlet retail divisions; and (iii) Heritage Brands, which consists of the Heritage Brand Wholesale Dress Furnishings, Heritage Brand Wholesale Sportswear and Heritage Brand Retail segments. Note 18, "Segment Data," in the Notes to Consolidated Financial Statements included in Item 8 of this report contains information with respect to revenue, income before interest and taxes and assets related to each segment, information regarding our revenue generated from foreign and domestic sources, as well as the geographic locations where our long-lived assets are held.

A few of our customers, including Macy's, Inc., J.C. Penney Company, Inc., Kohl's Corporation and Wal-Mart Stores, Inc. account for significant portions of our revenue. Sales to our five largest customers were 22.6% of our revenue in 2010,

31.0% of our revenue in 2009 and 31.7% of our revenue in 2008. Macy's, our largest customer, accounted for 10.1% of our revenue in 2010, 11.9% of our revenue in 2009 and 11.5% of our revenue in 2008.

Company Information

We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881. Our principal executive offices are located at 200 Madison Avenue, New York, New York 10016; our telephone number is (212) 381-3500.

We make available at no cost, on our corporate website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with the Securities and Exchange Commission. We also make available at no cost, on our corporate website, our Code of Business Conduct and Ethics. Our corporate website address is *www.pvh.com.*

Tommy Hilfiger Business Overview

Tommy Hilfiger, which is distributed in over 90 countries, is a global iconic designer lifestyle brand. Its design theme is "classic American cool" and it is positioned as an affordable premium brand. *Tommy Hilfiger* products cover a wide range of apparel, accessories and lifestyle products with a diverse customer following and strong brand awareness in most countries where they are sold. We sell *Tommy Hilfiger* products under two principal brands (which we refer to together as the Tommy Hilfiger brands) — *Tommy Hilfiger*, which is targeted at the 25 to 45 year old consumer, and *Hilfiger Denim*, which is targeted at the 20 to 35 year old consumer. *Tommy Hilfiger* product offerings by us and our licensees include sportswear for men, women and children, footwear, athletic apparel (for fitness/training, golfing, skiing, swimming and sailing), bodywear (underwear, robes and sleepwear), eyewear, sunwear, watches, socks, handbags, men's tailored clothing, dress shirts, ties, suits, belts, wallets, small leather goods, fragrances, home and bedding products, bathroom accessories and luggage. The *Hilfiger Denim* product line consists of jeanswear and footwear for men, women and children, bags, accessories, eyewear and fragrance and is positioned as being more "fashion forward" than the *Tommy Hilfiger* label. We distribute *Tommy Hilfiger* products at wholesale and retail and also license the *Tommy Hilfiger* brands for an assortment of products in various countries and regions. We sell *Tommy Hilfiger* products in North America, Europe and Japan. *Tommy Hilfiger* brand products are distributed in China, Hong Kong, Malaysia, Taiwan, Singapore, India, South Korea, Australia, Mexico, Central and South America and the Caribbean through licensees, franchisees and distributors.

The Tommy Hilfiger wholesale business consists of the distribution and sale of products under the *Tommy Hilfiger* brands to stores operated by franchisees and distributors and through retail customers. The European retail customers range from large department stores to small independent stores. Tommy Hilfiger has, since the Fall of 2008, conducted the majority of its North American wholesale operations through Macy's, which is currently the exclusive department store retailer of most *Tommy Hilfiger* men's, women's and children's sportswear in the United States.

The Tommy Hilfiger retail business principally consists of the distribution and sale of *Tommy Hilfiger* products through company-operated specialty stores (anchor stores and satellite stores) and outlet stores in Europe, the United States, Canada and Japan, as well as multi-jurisdictional e-commerce sites. *Tommy Hilfiger* anchor stores are generally larger stores situated in high-profile locations in major cities and are intended to enhance local exposure of the brand. Satellite stores are regular street and mall stores, which are located in secondary cities and are based on a model that provides incremental revenue and profitability. Company stores in North America are primarily located in outlet centers and carry specially designed merchandise that is sold at a lower price point than merchandise sold in our specialty stores. Company stores operated by Tommy Hilfiger in Europe and Japan are used primarily to clear excess inventory from previous seasons at discounted prices.

Tommy Hilfiger licenses the *Tommy Hilfiger* brands to third parties both for specific product categories (such as fragrances, watches and eyewear) and in certain geographic regions. As of January 30, 2011, Tommy Hilfiger had 25 separate product license agreements. For 2010, approximately 36% of Tommy Hilfiger's royalty, advertising and other revenue was generated domestically and approximately 64% was generated internationally. Tommy Hilfiger's largest licensing and other partners in terms of royalty, advertising and other revenue earned by Tommy Hilfiger in 2010 were American Sportswear S.A., which accounted for approximately 17%, Movado Group, Inc., which accounted for approximately 9% and Tommy Hilfiger Asia-Pacific, Ltd., which accounted for approximately 9%. Tommy Hilfiger announced in 2010 (prior to the acquisition) that it had entered into an agreement to assume control in the second half of 2011 over its licensed business in China. We subsequently agreed with Apax Partners, who controlled Tommy Hilfiger when we purchased it, to license the China business to a company 45% owned by each of us and Apax and 10% owned by a third party and have appointed a country manager for China who will be responsible for developing the wholesale and retail distribution in that country.

The products offered by our Tommy Hilfiger brand licensing partners include:

Licensing Partner	Product Category
American Sportswear S.A.	Sportswear apparel and licensed products distribution (Central America, South America and the Caribbean)
Aramis, Inc.	Fragrance, cosmetics, skincare products and toiletries (worldwide)
Baseco S.A. DE C.V.	Sportswear apparel and licensed products distribution (excluding footwear) (Mexico)
Dobo Nexth B.V.	Men's, women's and children's socks (Europe)
Fishman and Tobin, Inc.	Boys' and girls' apparel (United States, Canada, Puerto Rico and Guam (Macy's stores only))
GVM International, Ltd.	Sportswear apparel and licensed products distribution (India)
Marcraft Clothes, Inc.	Men's tailored clothing (United States and Canada)
Movado Group, Inc. / Swissam Products, Ltd.	Women's and men's watches and jewelry (worldwide, excluding Japan (except certain customers))
Revman International, Inc.	Bed and bedding accessories (United States, Canada and Mexico)
Safilo Group S.p.A.	Men's, women's and children's eyeglasses and non-ophthalmic sunglasses, prescription frames, readers, clip-ons, goggles and ski masks (worldwide, excluding India)
SK Global Co., Ltd.	Sportswear apparel and licensed products distribution (South Korea)
Strellson AG	Men's tailored clothing (Europe and Middle East)
Swank, Inc.	Men's belts and small leather goods (United States, Canada and Mexico)
Tommy Hilfiger Asia-Pacific, Ltd.	Sportswear apparel and licensed products distribution (China, Hong Kong, Macau, Malaysia, Singapore, Taiwan)
Tommy Hilfiger Australia PTY, Ltd.	Men's, women's and children's socks, tights and leggings, excluding pantyhose (Australia and New Zealand)

Our Tommy Hilfiger wholesale, retail and licensing operations in the United States and Canada are reported in our Tommy Hilfiger North America segment and such operations outside of North America are reported in our Tommy Hilfiger International segment.

Calvin Klein Business Overview

We believe Calvin Klein is one of the best known designer names in the world and that the *Calvin Klein* brands — *Calvin Klein Collection*, *ck Calvin Klein* and *Calvin Klein* — provide us with the opportunity to market products both domestically and internationally at higher price points, in higher-end distribution channels and to different consumer groups than most of our heritage business product offerings. Products sold under the *Calvin Klein* brands are sold primarily under licenses and other arrangements. Calvin Klein designs all products and/or controls all design operations and product development and oversees a worldwide marketing, advertising and promotions program for the *Calvin Klein* brands. We believe that maintaining control over design and advertising through Calvin Klein's dedicated in-house teams plays a key role in the continued strength of the brands. Worldwide retail sales of products sold under the *Calvin Klein* brands were approximately $6.7 billion in 2010.

Our Calvin Klein business primarily consists of (i) licensing and similar arrangements worldwide for use of the *Calvin Klein* brands in connection with a broad array of products, including women's sportswear, jeanswear, underwear, fragrances, eyewear, men's tailored clothing, women's suits and dresses, hosiery, socks, footwear, swimwear, jewelry, watches, outerwear, handbags, leather goods, home furnishings and accessories, as well as to operate retail stores outside North America, and the marketing of the *Calvin Klein Collection* brand high-end men's and women's apparel and accessories collections through our *Calvin Klein Collection* flagship store and our Calvin Klein Collection wholesale business (Calvin Klein Licensing Segment); and (ii) our *Calvin Klein* dress furnishings and men's better sportswear businesses and our *Calvin Klein* retail stores located principally in premium outlet malls in the United States (Other (Calvin Klein Apparel) Segment).

Calvin Klein men's dress shirts, neckwear and sportswear target the modern classical consumer, are marketed at better price points and are distributed principally in better fashion department and specialty stores, including Macy's and Dillard's, Inc. We also offer our *Calvin Klein Collection* and *ck Calvin Klein* dress shirts to the more limited channel of luxury department and specialty stores and freestanding *Calvin Klein Collection* and *ck Calvin Klein* stores.

Our *Calvin Klein* stores are located principally in premium outlet centers and offer men's and women's apparel and other *Calvin Klein* products to communicate the *Calvin Klein* lifestyle. We also operate one *Calvin Klein Collection* store, located on Madison Avenue in New York City, that offers *Calvin Klein Collection* men's and women's high-end collection apparel and accessories and other products under the *Calvin Klein* brands.

An important source of our revenue is Calvin Klein's arrangements with licensees and other third parties worldwide that manufacture and distribute globally a broad array of products under the *Calvin Klein* brands. For 2010, approximately 42% of Calvin Klein's royalty, advertising and other revenue was generated domestically and approximately 58% was generated internationally. Calvin Klein combines its design, marketing and imaging skills with the specific manufacturing, distribution and geographic capabilities of its licensing and other partners to develop, market and distribute a variety of goods across a wide range of categories and to expand existing lines of business. Calvin Klein's largest licensing and other partners in terms of royalty, advertising and other revenue earned by Calvin Klein in 2010 were Warnaco, Inc., which accounted for approximately 42%, G-III Apparel Group Ltd., which accounted for approximately 14%, and Coty, Inc., which accounted for approximately 12%.

Calvin Klein has approximately 47 wholesale product licensing arrangements. The products offered by Calvin Klein's licensing partners include:

Licensing Partner	**Product Category**
CK Watch and Jewelry Co., Ltd. (Swatch SA)	Men's and women's watches (worldwide) and women's jewelry (worldwide, excluding Japan)
CK21 Holdings Pte, Ltd.	Men's and women's bridge apparel, shoes and accessories (Asia, excluding Japan)
Coty, Inc.	Men's and women's fragrance and bath products (worldwide)
DWI Holdings, Inc. / Himatsingka Seide, Ltd.	Soft home bed and bath furnishings (United States, Canada, Mexico, Central America & South America)
G-III Apparel Group, Ltd.	Men's and women's coats; women's better suits, dresses and sportswear; women's active performance wear; luggage; women's handbags (United States, Canada & Mexico)
Jimlar Corporation	Men's and women's footwear: better (United States, Canada & Mexico); bridge (North America, Europe & Middle East); collection (worldwide)
Marchon Eyewear, Inc.	Men's and women's optical frames and sunglasses (worldwide)
McGregor Industries, Inc. / American Essentials, Inc.	Men's and women's socks and women's tights (United States, Canada, Mexico, South America, Europe, Middle East and Asia, excluding Japan)
Onward Kashiyama Co. Ltd.	Men's and women's bridge apparel and women's accessories (Japan)

Peerless Delaware, Inc.	Men's better and bridge tailored clothing (United States, Canada & Mexico; South America (non-exclusive))
Warnaco, Inc.	Men's, women's and children's jeanswear (nearly worldwide); men's and boy's underwear and sleepwear (worldwide); women's and girl's intimate apparel and sleepwear (worldwide); women's swimwear (worldwide); men's better swimwear (worldwide); men's and women's bridge apparel and accessories (Europe, Africa & Middle East)

Warnaco is the beneficial owner of the *Calvin Klein* mark for men's and boy's underwear and sleepwear and women's and girl's intimate apparel and sleepwear. However, Warnaco pays Calvin Klein an administration fee based on Warnaco's worldwide sales of such products under an administration agreement between Calvin Klein and Warnaco. Warnaco, as the beneficial owner of the *Calvin Klein* mark for such products, controls the design and advertising related thereto but works closely with Calvin Klein on these matters.

Although the *Calvin Klein* brands were well-established when we acquired Calvin Klein in February 2003, there were numerous product categories in which no products, or only a limited number of products, were offered. Since the acquisition, we have used our core competencies to establish our men's better sportswear business and outlet retail business; our dress furnishings business pre-dated the acquisition. In addition, we have significantly expanded the Calvin Klein business through licensing additional product categories under the *Calvin Klein* brands and additional geographic areas and channels of distribution in which products are sold. In order to more efficiently and effectively exploit the development opportunities for each brand, a tiered-brand strategy was established to provide a focused, consistent approach to global brand growth and development, with each of the *Calvin Klein* brands occupying a distinct marketing identity and position. An important element of this tiered-brand strategy is the preservation of the prestige and image of the *Calvin Klein* brands. To this end, we maintain a dedicated in-house marketing, advertising and design division of Calvin Klein that oversees the worldwide marketing, advertising and promotions programs for the brand. In 2010, over $300 million was spent globally in connection with the advertisement, marketing and promotion of the *Calvin Klein* brands and products sold by us, Calvin Klein's licensees and other authorized users of the *Calvin Klein* brands, principally funded by the licensees.

Heritage Brands Business Overview

Our Heritage Brands business encompasses the design, sourcing and marketing of a varied selection of branded label dress shirts, neckwear, sportswear and footwear, as well as the licensing of our owned brands (other than the *Calvin Klein* and *Tommy Hilfiger* brands), for an assortment of products. The Heritage Brands business also includes private label dress furnishings programs, particularly neckwear programs. We design, source and market substantially all of these products on a brand-by-brand basis, targeting distinct consumer demographics and lifestyles in an effort to minimize competition among our brands. We distribute our Heritage Brand products at wholesale in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States and Canada. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. As a complement to our wholesale business, we also market our products directly to consumers through our *Van Heusen*, *IZOD* and *Bass* retail stores, principally located in outlet malls throughout the United States.

Heritage Brand Dress Furnishings. Our Heritage Brand Dress Furnishings business principally includes the design and marketing of men's dress shirts and neckwear. We market through our Heritage Brand Dress Furnishings segment both dress shirts and neckwear principally under the *ARROW*, *IZOD*, *Eagle*, *Sean John*, *Trump*, *Kenneth Cole New York*, *Kenneth Cole Reaction*, *JOE Joseph Abboud*, *DKNY*, *Elie Tahari*, *J. Garcia*, *Ike Behar* and *MICHAEL Michael Kors* brands. We also market dress shirts under the *Van Heusen*, *Geoffrey Beene* and *CHAPS* brands and neckwear under the *Nautica*, *Michael Kors Collection*, *Jones New York*, *Ted Baker*, *Axcess*, *U.S. POLO ASSN.*, *Hart Schaffner Marx*, *Bass*, *Claiborne* and *Robert Graham* brands. We market our dress shirt and neckwear brands, as well as various private label brands, primarily to department, mid-tier department and specialty stores, as well as, to a lesser degree, mass market stores.

The following provides additional information for some of the more significant brands, as determined based on 2010 sales volume:

The *Van Heusen* dress shirt has provided a strong foundation for us for most of our history and is the best selling dress shirt brand in the United States. The *Van Heusen* dress shirt targets the updated classical consumer, is marketed at opening to moderate price points and is distributed principally in department stores, including Belk, Inc., Stage Stores, Inc., The Bon-Ton Stores, Inc., Macy's and J.C. Penney.

ARROW is the second best selling dress shirt brand in the United States on a unit basis. *ARROW* dress shirts and neckwear target the updated classical consumer, are marketed at opening to moderate price points and are distributed principally in mid-tier department stores, including Kohl's and Sears, Roebuck and Co.

The *Geoffrey Beene* dress shirt is the third best selling dress shirt in department and chain stores in the United States. *Geoffrey Beene* dress shirts target the more style-conscious consumer, are marketed at moderate to upper moderate price points and are distributed principally in department and specialty stores, including Macy's, Stage Stores, Bon-Ton and Casual Male Retail Group, Inc. We market *Geoffrey Beene* dress shirts under a license agreement with Geoffrey Beene, Inc. that expires on December 31, 2013.

Kenneth Cole New York and *Kenneth Cole Reaction* dress shirts and neckwear target the modern consumer, are marketed at bridge and better price points, respectively, and are distributed principally in department stores, including Macy's. We market both brands of *Kenneth Cole* dress shirts and neckwear under a license agreement with Kenneth Cole Productions (Lic), Inc. that expires on December 31, 2014, which we may extend through December 31, 2019.

The *CHAPS* dress shirt targets the updated traditional consumer and is marketed at moderate price points. The *CHAPS* dress shirt is distributed principally at Kohl's and Stage Stores. We market *CHAPS* dress shirts under a license agreement with PRL USA, Inc. and The Polo/Lauren Company, LP that expires on March 31, 2014.

JOE Joseph Abboud dress shirts and neckwear target the more youthful, classical consumer, are marketed at moderate to better price points and are distributed principally in department stores, including J.C. Penney. We market *JOE Joseph Abboud* dress shirts and neckwear under a license agreement with J.A. Apparel Corp. that expires on December 31, 2012 and which we may extend, subject to mutual consent, through December 31, 2015.

The *Eagle* dress shirt, a 100% cotton, no-iron shirt, and *Eagle* neckwear target the updated traditional consumer, are marketed at better price points and are distributed principally in department stores, including Macy's and Bon-Ton.

DKNY dress shirts and neckwear target the modern consumer, are marketed at better price points and are distributed principally in department stores, including Macy's. We market *DKNY* dress shirts and neckwear under license agreements with Donna Karan Studio, LLC each of which expire on December 31, 2012. We may extend our dress shirt license agreement, subject to certain conditions, through December 31, 2017.

IZOD dress shirts and neckwear target the modern traditional consumer, are marketed at moderate price points and are distributed principally in department stores, including Belk and J.C. Penney.

Trump dress shirts and neckwear target the modern classical consumer, are marketed at better price points and are distributed principally at Macy's. We market *Trump* dress shirts and neckwear under a license agreement with Donald J. Trump that expires on December 31, 2012.

MICHAEL Michael Kors dress shirts and neckwear target the modern consumer, are marketed at moderate to better price points and are distributed principally in department stores, including Macy's and Bon-Ton. We market *MICHAEL Michael Kors* dress shirts and neckwear under a license agreement with Michael Kors, LLC that expires on January 31, 2013 and which we may extend, subject to mutual consent, through January 31, 2016.

We also offer private label dress shirt and neckwear programs to retailers. Private label offerings enable a retailer to sell its own line of exclusive merchandise at generally higher margins. These programs present an opportunity for us to leverage our design, sourcing, manufacturing and logistics expertise. Our private label customers work with our designers to develop the styles, sizes and cuts that the customers desire to sell in their stores under their private labels. Private label programs offer the consumer quality product and offer the retailer the opportunity to enjoy product exclusivity at generally higher margins. Private label products, however, generally do not have the same level of consumer recognition as branded products and we do not provide retailers with the same breadth of services and in-store sales and promotional support as we do for our branded products. We market private label dress shirts and neckwear to national department and mass market stores. Our private label dress shirt program currently consists of *George* for Wal-Mart and *Apt. 9* for Kohl's. Our private label neckwear programs include *George* for Wal-Mart, *Murano, Daniel Cremieux* and *Roundtree & Yorke* for Dillard's, *Club Room* for Macy's, *Croft & Barrow* and

Apt. 9 for Kohl's, *Express* for Express stores, *Merona* for Target Corporation, *Nordstrom, John W. Nordstrom, Calibrate* and *1901* for Nordstrom, Inc., *Stafford* and *J. Ferrar* for J.C. Penney, *Statements* and *Kenneth Roberts* for Bon-Ton, *Madison* and *Saddlebred* for Belk, *DBG, Stapleford* and *Hawkins McGill* for Urban Outfitters, Incorporated, *Saks Men's Collection* for Saks, Incorporated's Saks Fifth Avenue stores, *Bloomingdales Men's Store* for Bloomingdale's and *Black Brown* for Lord & Taylor.

Heritage Brand Sportswear. Our Heritage Brand Sportswear segment principally includes the design and marketing of sportswear, including men's knit and woven sport shirts, sweaters, bottoms, swimwear, boxers and outerwear, at wholesale, principally under the *IZOD*, *Van Heusen*, *ARROW*, *Geoffrey Beene* and *Timberland* brands. We also market women's sportswear, including knit and woven sport shirts, sweaters, bottoms and outerwear under the *IZOD* brand.

IZOD is the best selling branded men's knit sport shirt in the United States on a unit basis. *IZOD* men's sportswear includes a broad range of product categories, including: the classic *IZOD* blue label (updated classic sportswear for J.C. Penney and regional department stores), *IZOD XFG* (performance/technical activewear), *IZOD LX* (a line of sportswear exclusive to Macy's), main floor pants and Big and Tall sub-brands. *IZOD* men's sportswear is targeted to the active inspired consumer, is marketed at moderate to upper moderate price points and is distributed principally in department stores, including Macy's, Stage Stores, Belk, Bon-Ton and J.C. Penney.

IZOD women's apparel consists of a range of sportswear targeted to the active consumer. The brand is marketed at upper moderate to opening better price points and is distributed principally in department stores, including Stage Stores, Belk, Bon-Ton and J.C. Penney.

Van Heusen is the best selling branded men's woven sport shirt in the United States on a unit basis. The *Van Heusen* sportswear collection also includes knit sport shirts, chinos and sweaters. Like *Van Heusen* dress shirts, *Van Heusen* sport shirts, chinos and sweaters target the updated classical consumer, are marketed at opening to moderate price points and are distributed principally in department stores, including J.C. Penney, Belk, Macy's, Stage Stores and Bon-Ton.

ARROW is one of the best selling branded men's woven sport shirts in the United States. *ARROW* sportswear consists of men's knit and woven tops, sweaters and bottoms. *ARROW* sportswear targets the updated traditional consumer, is marketed at moderate price points and is distributed principally in mid-tier department stores, including Kohl's, Stage Stores and Sears.

Timberland men's sportswear is targeted to an outdoor inspired lifestyle consumer, is marketed at opening better men's collection price points and is distributed principally in department stores, including Macy's and Bon-Ton and through The Timberland Company's outlet retail stores. We market *Timberland* men's sportswear at wholesale under a license agreement with The Timberland Company that expires on December 31, 2012 and which we may extend, subject to certain conditions, through December 31, 2017.

Geoffrey Beene sportswear is distributed on a limited basis and is positioned as an updated classic designer label for men's woven and knit sport shirts, targeting a style-conscious consumer. We market *Geoffrey Beene* men's sportswear at wholesale under the same license agreement as we market *Geoffrey Beene* dress shirts, which expires on December 31, 2013.

Heritage Brand Retail. We operate retail locations through our Heritage Brand Retail segment under the *Van Heusen*, *IZOD* and *Bass* names. We operate these stores primarily in outlet centers throughout the United States. We believe our retail stores are an important complement to our wholesale operations because we believe that the stores further enhance consumer awareness of our brands by offering products that are not available in our wholesale lines, while also providing a means for managing excess inventory. Our heritage brand outlet stores range in size from 1,000 to 12,000 square feet, with an average of approximately 5,000 square feet.

Our *Van Heusen* stores are located principally in outlet centers and offer men's dress shirts, neckwear and underwear, men's and women's suit separates, men's and women's sportswear, including woven and knit shirts, sweaters, bottoms and outerwear, and men's and women's accessories. These stores are targeted to the value-conscious consumer who looks for classically styled, moderately priced apparel.

Our *IZOD* stores are located principally in outlet centers and offer men's and women's active-inspired sportswear, including woven and knit shirts, sweaters, bottoms and activewear and men's fragrance. These stores focus on golf, travel and resort clothing.

Our *Bass* stores offer casual and dress shoes for men, women and children. Most of our *Bass* stores also carry apparel for men and women, including tops, neckwear, bottoms and outerwear, as well as accessories such as handbags, wallets, belts and travel gear.

Licensing. We license our heritage brands globally for a broad range of products through approximately 40 domestic and 40 international license agreements covering approximately 120 territories combined. We look for suitable licensing opportunities because we believe that licensing provides us with a relatively stable flow of revenues with high margins, and extends and strengthens our brands.

We grant licensing partners the right to manufacture and sell at wholesale specified products under one or more of our brands. In addition, certain foreign licensees are granted the right to open retail stores under the licensed brand name. A substantial portion of the sales by our domestic licensing partners is made to our largest wholesale customers. We provide support to our licensing partners and seek to preserve the integrity of our brand names by taking an active role in the design, quality control, advertising, marketing and distribution of each licensed product, most of which are subject to our prior approval and continuing oversight.

The products offered by our heritage brand licensing partners under these brands include:

Licensing Partner	**Product Category**
Arvind Mills, Ltd.	*ARROW* men's and women's dresswear, sportswear and accessories (India, Middle East, Ethiopia, Maldives & Nepal); *IZOD* men's sportswear and accessories (India)
Clearvision Optical Company, Inc.	*IZOD* men's and children's optical eyewear and related accessories (United States)
ECCE	*ARROW* men's and women's dresswear, sportswear and accessories (France, Switzerland, Andorra & Morocco)
Fishman & Tobin, Inc.	*Van Heusen* and *ARROW* boys' dresswear and sportswear; *IZOD* boys' sportswear; *IZOD* and *ARROW* boys' and girls' school uniforms; *ARROW* men's tailored clothing; *IZOD* boys' tailored clothing (United States & Canada)
Gazal Apparel Pty Limited	*Van Heusen* men's dresswear and accessories (Australia & New Zealand)
Gemini Cosmetics, Inc.	*IZOD* men's fragrances (United States)
Harbor Wholesale, Ltd.	*Bass* and *G.H. Bass & Co.* wholesale footwear (worldwide); *IZOD* footwear (United States)
Beijing Innovative Garments	*ARROW* men's dresswear and sportswear (China)
Knothe Apparel Group, Inc.	*IZOD* men's and boys' sleepwear and loungewear, men's thermal underwear (United States & Canada)
Leighton Daniel Group LLC	*IZOD* men's and women's collegiate sportswear (United States)
Manufacturas Interamericana S.A.	*ARROW* men's and women's dresswear, sportswear and accessories (Chile, Peru, Argentina &Uruguay)
Peerless Delaware, Inc.	*Van Heusen* and *IZOD* men's tailored clothing (United States & Mexico)
Randa Canada LTD./Randa Corp. d/b/a Randa Accessories	*ARROW* men's and boys' belts, wallets and suspenders (Canada); *Van Heusen* men's and boys' neckwear (United States)
Thanulux Public Company, Ltd.	*ARROW* men's dresswear, sportswear and accessories; *ARROW* women's dresswear and sportswear (Thailand &Vietnam)
WestPoint Home, Inc.	*IZOD* home products (United States)

Our Business Strategy

We intend to capitalize on the significant opportunities presented by the acquisition of Tommy Hilfiger, as well as continue to focus on growing Calvin Klein and increasing the revenue and profitability of our heritage business through the execution of the following strategies:

Tommy Hilfiger

Continue to grow the European business. We believe that there is significant potential for further expansion in Europe. Among other initiatives, our current strategies for the European market include:

- Growing the business in product categories that we believe are currently underdeveloped in Europe, such as pants, outerwear, underwear and accessories, as well as the womenswear collection;
- Increasing the *Tommy Hilfiger* brand's presence in under-penetrated markets where we believe there is growth potential, such as Italy, France, the United Kingdom, Scandinavia and Central and Eastern Europe, through both our own retail expansion and increased wholesale sales, which we intend to support with increased advertising and marketing activities; and
- Increasing Tommy Hilfiger's overall presence in Europe through the expansion of specialty and outlet retail stores.

Grow and continue to strengthen the North American business. We intend to achieve growth in the North American business by:

- Expanding our strategic alliance with Macy's by leveraging our logistics capabilities and "preferred vendor" relationship with Macy's and adding product categories to the merchandise assortments, increasing and enhancing the locations of "shop-in-shop" stores in high-volume Macy's stores and featuring *Tommy Hilfiger* products in Macy's marketing campaigns; and
- Expanding product offerings by Tommy Hilfiger and its licensees in both the retail and wholesale channels.

Expansion of Opportunities Outside of Europe and North America.

- We intend to capitalize on opportunities, when the environment in Japan stabilizes, to grow the Tommy Hilfiger business in Japan by continuing to open new stores, introducing regional sizing, enhancing product offerings and other initiatives targeted at local market needs.
- We have entered into an agreement to acquire Tommy Hilfiger's licensee's business in China in the second half of 2011 (as part of a joint venture with the former shareholders of Tommy Hilfiger and a third party). This transaction should put us in a better position to support the development and expansion of the business in this important market where we believe there are many opportunities for growth.
- We intend to continue a balanced strategy, acquiring licensees, distributors and franchisees where we believe we can achieve greater scale and success compared to our partners, while at the same time licensing businesses for product categories and markets when we believe experienced and/or local partners provide the best opportunity for success.

Further Penetrate e-Commerce Channel. In September 2009, Tommy Hilfiger re-launched its e-commerce business using a new platform in selected European countries and North America. We intend to seek to improve the online capabilities and functions of the e-commerce sites to improve the shopping experience and attract additional business.

Realize Identified Cost Synergy Opportunities. While we intend to keep much of the European operations, design divisions and marketing and advertising functions intact, we believe the acquisition creates opportunities to reduce overhead and back office expenses in North America, some of which we have already begun to realize.

Calvin Klein

We acquired Calvin Klein because of the significant growth opportunities presented by the *Calvin Klein* brands. The tiered-brand strategy we created for the *Calvin Klein* brands established a strategic brand architecture to guide the global brand growth and development of all three brand tiers by differentiating each of the *Calvin Klein* brands with distinct marketing identities, positioning and channels. Additionally, branding product across three tiers allows flexibility from market to market to build businesses that address the differences between markets. We have approximately 57 licensing and other arrangements across the three *Calvin Klein* brands. These arrangements grant rights to produce products over a broad range of categories and, in certain cases, also grant rights to open retail stores in countries outside of the United States.

- *Calvin Klein Collection.* The principal growth opportunity for our "halo" brand is to broaden the current distribution through the continued opening of freestanding stores operated throughout the world by our experienced retail partners, as well as through expanded distribution by our wholesale men's and women's high-end collection apparel and accessories business within premier department stores and specialty stores in both the United States and overseas.

- *ck Calvin Klein.* Our "bridge" brand, *ck Calvin Klein,* provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in the upper-moderate to upper "bridge" price range. Specific growth opportunities include:

    - Broadening distribution of apparel and accessories through continued expansion in key markets such as Southeast Asia, China and Japan, as well as Europe and the Middle East. *ck Calvin Klein* apparel and accessories were available in Europe, Asia and Japan, as well as in approximately 80 freestanding *ck Calvin Klein* stores in Asia-Pacific (excluding Japan), Europe and the Middle East at the end of 2010. We currently expect that additional freestanding *ck Calvin Klein* stores will be opened by licensees by the end of 2011;

    - Expansion of the watch and jewelry lines worldwide; and

    - Introduction of additional *ck Calvin Klein* fragrances, such as the men's and women's *ckIN2U* (Spring 2007) and *ckFree* (Fall 2009), which have contributed to the growth of the *ck Calvin Klein* brand globally.

- *Calvin Klein.* We believe that the *Calvin Klein* white label "better" brand presents the largest growth opportunity, particularly in the United States, Canada and Mexico. Growth opportunities for this brand include:

    - Continued expansion of our men's sportswear business;

    - Continued development of the licensed lines of men's and women's footwear, handbags, women's sportswear, women's suits, dresses, women's swimwear and men's outerwear;

    - Introduction and growth of new fragrance offerings and brand extensions, such as *Secret Obsession* (Fall 2008) and *Calvin Klein Beauty* (Fall 2010) fragrances;

    - Introduction and growth of new underwear brand extensions, such as the women's *Seductive Comfort* (Fall 2008), men's and women's *Black & White* (Spring 2009), men's *X* (Spring 2010) and women's *Envy* (Fall 2010) lines;

    - Introduction and growth of new jeanswear extensions, such as the men's and women's *Body* (Fall 2009) lines; and

    - Pursuit of additional licensing opportunities for new product lines, such as the introduction of a women's performance line (Spring 2008) and two furniture lines, *Calvin Klein Home* (January 2009) and *The Curator Collection By Calvin Klein Home* (Fall 2009).

Heritage Brand Business

- *Continue to strengthen the competitive position and image of our current brand portfolio.* We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and loyalty. We believe that our brands are successful because we have positioned each one to target distinct consumer demographics and tastes. We will continue to design and market our branded products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and increase consumer loyalty. We will seek to increase our market share in our businesses by expanding our presence through product extensions and increased floor space. We are also committed to investing in our brands through advertising and other means to maintain strong customer recognition of our brands.

- *Continue to build our brand portfolio through acquisition and licensing opportunities.* While we believe we have an attractive and diverse portfolio of brands with growth potential, we will also continue to explore acquisitions of companies or trademarks and licensing opportunities that we believe are additive to our overall business. New license opportunities allow us to fill new product and brand portfolio needs. We take a disciplined approach to acquisitions, seeking brands with broad consumer recognition that we can grow profitably and expand by leveraging our infrastructure and core competencies and, where appropriate, by extending the brand through licensing.

- *Pursue international growth.* We intend to expand the international distribution of our brands. To date, we have done so principally through licensing. Following the Tommy Hilfiger acquisition, we also intend to do so through exploring opportunities to develop larger European businesses for our heritage brands under the leadership of the Tommy Hilfiger European management team. During the third quarter of 2010 we announced the formation of PVH Europe, a division managed by a team of Tommy Hilfiger executives and dedicated staff based in Amsterdam. The division has been formed to exploit international opportunities for our heritage brands. Its first endeavor will be operating the *ARROW* business in parts of Europe commencing with the Fall 2011 collection. We have approximately 40 license agreements, covering approximately 120 territories outside of the United States to use our heritage brands in numerous product categories, including apparel, accessories, footwear, soft home goods and fragrances. We also conduct international business directly, selling dress furnishings and sportswear products to department and specialty stores throughout Canada. We believe that our strong brand portfolio and broad product offerings enable us to seek additional growth opportunities in geographic areas where we believe we are underpenetrated, such as Europe and Asia.

Seasonality

Our business generally follows a seasonal pattern. Our wholesale businesses tend to generate higher levels of sales and income in the first and third quarters, while our retail businesses tend to generate higher levels of sales and income in the fourth quarter. Royalty, advertising and other revenue tends to be earned somewhat evenly throughout the year, although the third quarter has the highest level of royalty revenue due to higher sales by licensees in advance of the holiday selling season.

Design

Our businesses depend on our ability to stimulate and respond to consumer tastes and demands, as well as on our ability to remain competitive in the areas of quality and price.

A significant factor in the continued strength of our brands is our in-house design teams. We form separate teams of designers and merchandisers for each of our brands, creating a structure that focuses on the special qualities and identity of each brand. These designers and merchandisers consider consumer taste and lifestyle and trends when creating a brand or product plan for a particular season. The process from initial design to finished product varies greatly, but generally spans six to ten months prior to each selling season. Our product lines are developed primarily for two major selling seasons, Spring and Fall. However, certain of our product lines offer more frequent introductions of new merchandise.

Calvin Klein has developed a cohesive team of senior design directors who share a vision for the *Calvin Klein* brands and who each lead a separate design team. These teams control all design operations and product development for most licensees and other strategic alliances.

Tommy Hilfiger seeks to reinforce the premium positioning of the *Tommy Hilfiger* brands by taking a coordinated and consistent worldwide approach to brand management. Products are then adapted and executed on a regional basis in order to adjust for local or regional sizing, fitting, weather, trends and demand. Tommy Hilfiger believes that regional execution helps it anticipate, identify and respond more readily to changing consumer demand, fashion trends and local taste. It also reduces the importance of any one collection and enables the brand to appeal to a wider range of customers.

Product Sourcing

To address the needs of our customers, we are continuing to make investments and develop strategies to enhance our ability to provide our customers with timely product availability and delivery. Our investments in sophisticated systems should allow us to reduce the cycle time between the design of products to the delivery of those products to our customers. We believe the enhancement of our supply chain efficiencies and working capital management through the effective use of our distribution network and overall infrastructure will allow us to better control costs and provide improved service to our customers.

In 2010, approximately 350 different manufacturers produced our apparel products in approximately 500 factories and over 30 countries worldwide. With the exception of handmade and handfinished neckwear, which is made in our Los Angeles, California facility and which accounts for less than 15% of our total quantity of neckwear sourced and produced, virtually all of our products are produced by independent manufacturers located in foreign countries. We source finished products and raw materials. Raw materials include fabric, buttons, thread, labels and similar materials. Raw materials and production commitments are generally made two to six months prior to production, and quantities are finalized at that time. We believe we are one of the largest users of shirting fabric in the world. Finished products consist of manufactured and fully assembled products ready for shipment to our customers and our stores. Most of our dress shirts and all of our sportswear are sourced and manufactured in the Far East, the Indian subcontinent, the Middle East, the Caribbean and Central America. Our footwear is sourced and manufactured through third party suppliers principally in the Far East, Europe, South America and the Caribbean. Our neckwear fabric is sourced primarily from Europe and the Far East. The manufacturers of all of these items are required to meet our quality, cost and human rights requirements. No single supplier is critical to our production needs, and we believe that an ample number of alternative suppliers exist should we need to secure additional or replacement production capacity and raw materials. Given our extensive network of sourcing partners, we believe we are able to obtain goods at a competitive cost and on a timely basis.

Tommy Hilfiger is a party to a nonexclusive agreement with Li & Fung Trading Limited under which Li & Fung performs most of Tommy Hilfiger's sourcing work. Under the terms of the agreement, Tommy Hilfiger is required to use Li & Fung for at least 54% of its sourced products. Our Tommy Hilfiger business also uses other third-party buying offices for a portion of its sourced products and has a small in-house sourcing team.

Our foreign offices and buying agents enable us to monitor the quality of the goods manufactured by, and the delivery performance of, our suppliers, which includes the enforcement of human rights and labor standards through our ongoing approval and monitoring system. Our purchases from our suppliers are effected through individual purchase orders specifying the price and quantity of the items to be produced. In addition, sales are monitored regularly at both the retail and wholesale levels and modifications in production can be made either to increase or reduce inventories. We continually seek additional suppliers throughout the world for our sourcing needs and place our orders in a manner designed to limit the risk that a disruption of production at any one facility could cause a serious inventory problem.

Warehousing and Distribution

To facilitate distribution, our products are shipped from manufacturers to our wholesale and retail warehousing and distribution centers for inspection, sorting, packing and shipment. Our centers range in size and are located in the United States in Brinkley, Arkansas; Los Angeles, California; Austell, Georgia; Jonesville, North Carolina; Reading, Pennsylvania; and Chattanooga, Tennessee; and internationally in Venlo and Tegelen, The Netherlands; Montreal, Canada; and Urayasu-shi, Japan. Our warehousing and distribution centers are designed to provide responsive service to our customers and our retail stores, as the case may be, on a cost-effective basis. This includes the use of various forms of electronic communications to meet customer needs, including advance shipping notices for certain customers.

We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and consumer demands while enhancing inventory management. We believe our customers can better manage their inventories as a result of our continuous analysis of sales trends, our broad array of product availability and our quick response capabilities. Certain of our products can be ordered at any time through our EDI replenishment systems. For customers who reorder these products, we generally ship these products within one to two days of order receipt. At the end of 2010 and 2009, our backlog of open customer orders totaled $608 million and $114 million, respectively.

Advertising and Promotion

We market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. Our marketing programs are an integral feature of our product offerings. Advertisements generally portray a lifestyle rather than a specific item. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and consumer loyalty. We believe that our brands are successful in their respective segments because we have strategically positioned each brand to target a distinct consumer demographic. We will continue to design and market our products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and produce consumer loyalty.

In the United States we advertise our brands in national print media (including fashion, entertainment/human interest, business, men's, women's and sports magazines and *The New York Times*), on the Internet, on television and through outdoor signage and sports sponsorships. We have an agreement for our *IZOD* brand to be the title sponsor of the IZOD IndyCar Series for a five-year term that commenced with the 2010 season and, pursuant to an earlier agreement, are also the official apparel partner of the Indy Racing League and the Indianapolis Motor Speedway. In 2010, we also had a one-year sponsorship of Team Andretti and driver Ryan Hunter-Reay in the Indy Racing League. We have recently entered into a sponsorship agreement with Team Penske and driver Ryan Briscoe in the Indy Racing League for the 2011-2013 racing seasons. We are also contracted with the New Jersey Sports and Exposition Authority for the naming rights to the IZOD Center sports and entertainment arena and are a sponsor of the National Basketball Association's New Jersey Nets. Our *Van Heusen* brand continues to be the sponsor of the Van Heusen Pro Football Hall of Fame Fan's Choice, through which football fans can express their opinions on who should get elected to the Pro Football Hall of Fame. In 2010, we expanded our professional football marketing and media campaign through a *Van Heusen* sponsorship with the National Football League and an all-brand regional sponsorship agreement with the New York Giants. We also participate in cooperative advertising programs with our customers, as we believe that brand awareness and in-store positioning are further strengthened by our contributions to such programs.

With respect to our North America retail operations, we generally rely upon local outlet mall developers to promote traffic for their centers. Outlet center developers employ multiple formats, including signage (highway billboards, off-highway directional signs, on-site signage and on-site information centers), print advertising (brochures, newspapers and travel magazines), direct marketing (to tour bus companies and travel agents), radio and television and special promotions.

We believe *Calvin Klein* is one of the most well-known designer names in the world. One of the efforts that has helped to establish and maintain the *Calvin Klein* name and image is its high-profile, often cutting-edge advertising campaigns that have stimulated publicity, curiosity and debate among customers and consumers, as well as within the fashion industry over the years. Calvin Klein has a dedicated in-house advertising agency,.with experienced in-house creative and media teams that develop and execute a substantial portion of the institutional consumer advertising placement for products under the *Calvin Klein* brands. The advertising team works closely with other functional areas within Calvin Klein and its licensing and other partners to deliver a consistent and unified brand message to the consumer.

Calvin Klein oversees a worldwide marketing, advertising and promotions program. *Calvin Klein* products are advertised primarily in national print media, through outdoor signage and on television. We believe promotional activities throughout the year further strengthen brand awareness of the *Calvin Klein* brands. The Spring and Fall *Calvin Klein Collection* apparel lines are presented at fashion shows in New York City and Milan, which typically generate extensive media coverage. Other Calvin Klein promotional efforts include in-store events, product launch events, gift-with-purchase programs, participation in charitable and special corporate-sponsored events and providing outfits to celebrities for award ceremonies and premieres.

We believe that *Tommy Hilfiger* is also one of the world's most well-known designer brands. This has been achieved through consistent implementation of a global communications strategy across all channels of distribution. The Tommy Hilfiger marketing and communications team works closely with all functional areas of the business across all regions to present a cohesive brand message to trade and consumers. We develop and coordinate Tommy Hilfiger advertising for all regions and product lines, brand licensees and regional distributors. Advertisements for *Tommy Hilfiger* brand products appear primarily in fashion and lifestyle magazines, newspapers, outdoor media, in cinema and on television. Selected personal appearances by Mr. Hilfiger, runway shows, brand events, corporate sponsorships, customer relationship management, anchor stores, trade shows and retail store windows are also used as marketing and public relations media. Tommy Hilfiger employs advertising, marketing and communications staff, including an in-house creative team, as well as outside agencies, to implement these efforts. Most of Tommy Hilfiger's licensees and distributors are required to contribute a percentage of their net sales of *Tommy Hilfiger* products, generally subject to minimum amounts, to the advertising and promotion of the *Tommy Hilfiger* brand and products. We maintain multiple showroom facilities and sales offices in Europe,

North America and Japan for *Tommy Hilfiger*. We launch significant brand advertising campaigns two times per year in Spring/Summer and Fall/Winter to provide maximum consumer visibility of the new seasonal collections and to support sell-through. In addition to offering a broad array of *Tommy Hilfiger* apparel and licensed products, Tommy Hilfiger's website, www.tommy.com, also serves as a marketing vehicle to complement the ongoing development of the *Tommy Hilfiger* lifestyle brand.

Trademarks

We own the *Van Heusen, Bass, G.H. Bass & Co., IZOD, ARROW, Eagle* and *Tommy Hilfiger* brands, as well as related trademarks (e.g., *Van Heusen Studio, IZOD PFX* and the *Tommy Hilfiger* flag logo and crest design) and lesser-known names. These trademarks are registered for use in each of the primary countries where our products are sold and additional applications for registration of these and other trademarks are made in jurisdictions to accommodate new marks, uses in additional trademark classes or additional categories of goods or expansion into new countries.

We beneficially own the *Calvin Klein* marks and derivative marks in all trademark classes and for all product categories within each class, other than underwear, sleepwear and loungewear in Class 25 (which are owned by Warnaco). Calvin Klein and Warnaco are each an owner, to the extent described in the preceding sentence, of the Calvin Klein Trademark Trust, which is the sole and exclusive title owner of substantially all registrations of the *Calvin Klein* trademarks. The sole purpose of the Trust is to hold these marks. Calvin Klein maintains and protects the marks on behalf of the Trust pursuant to a servicing agreement. The Trust licenses to Warnaco on an exclusive, irrevocable, perpetual and royalty-free basis the use of the marks on men's and boys' underwear and sleepwear and women's and girls' intimate apparel and sleepwear, and to Calvin Klein on an exclusive, irrevocable, perpetual and royalty-free basis the use of the marks on all other products. Warnaco pays us an administrative fee based on Warnaco's worldwide sales of underwear, intimate apparel and sleepwear products bearing any of the *Calvin Klein* marks under an administration agreement between Calvin Klein and Warnaco.

We allow Mr. Calvin Klein to retain the right to use his name, on a non-competitive basis, with respect to his right of publicity, unless those rights are already being used in the Calvin Klein business. Mr. Klein has also been granted a royalty-free worldwide right to use the *Calvin Klein* mark with respect to certain personal businesses and activities, such as motion picture, television and video businesses, a book business, writing, speaking and/or teaching engagements, non-commercial photography, charitable activities and architectural and industrial design projects, subject to certain limitations designed to protect the image and prestige of the *Calvin Klein* brands and to avoid competitive conflicts.

We are party to an agreement with Mr. Tommy Hilfiger pursuant to which he acknowledges our ownership of the *Tommy Hilfiger* and *Tommy Hilfiger*-related trademarks and under which he is prohibited, in perpetuity, from using, or authorizing others to use, these marks (except for the use by Mr. Hilfiger of his name personally and in connection with certain specified activities). In addition, under such agreement we are prohibited, in perpetuity, from selling products not ordinarily sold under the names of prestige designer businesses or prestige global lifestyle brands without Mr. Hilfiger's consent, from engaging in new lines of business materially different from such types of lines of business, without Mr. Hilfiger's consent, or from disparaging or intentionally tarnishing the *Tommy Hilfiger*-related marks or Mr. Hilfiger's personal name. The products that we are prohibited from selling include cigarettes, dog food and alcohol. Certain lines of business will not be considered "new lines of business" for purposes of the agreement, including apparel, fashion, eyewear, accessories, housewares, home and bedding products, personal care products, footwear, watches and leather goods.

Our trademarks are the subject of registrations and pending applications throughout the world for use on a variety of apparel, footwear and related products, and we continue to expand our worldwide usage and registration of new and related trademarks. In general, trademarks remain valid and enforceable as long as the marks continue to be used in connection with the products and services with which they are identified and, as to registered tradenames, the required registration renewals are filed. In markets outside of the United States, particularly those where products bearing any of our brands are not sold by us or any of our licensees or other authorized users, our rights to the use of trademarks may not be clearly established.

We regard the license to use our trademarks and our other intellectual property rights in the trademarks as valuable assets in marketing our products and vigorously seek to protect them, on a worldwide basis, against infringement. We are susceptible to others imitating our products and infringing on our intellectual property rights. This is especially the case with respect to the *Calvin Klein* and *Tommy Hilfiger* brands, as the *Calvin Klein* and *Tommy Hilfiger* brands enjoy significant worldwide consumer recognition and their generally higher pricing provides significant opportunity and incentive for counterfeiters and infringers. We have a broad, proactive enforcement program, which we believe has been generally effective in controlling the sale of counterfeit *Calvin Klein* and *Tommy Hilfiger* products in the United States and in major markets abroad. We have taken enforcement action with respect to our other marks on an as-needed basis.

Contingent Purchase Price Payments

Prior to our acquisition of Calvin Klein, Calvin Klein was obligated to pay Mr. Calvin Klein and his heirs in perpetuity a percentage of sales of certain products bearing any of the *Calvin Klein* brands under a design services letter agreement. In connection with our acquisition of Calvin Klein, we bought all of Mr. Klein's rights under that agreement in consideration for a warrant to purchase our common stock and for granting him the right to receive from us contingent purchase price payments based on a percentage of total worldwide net sales of products bearing any of the *Calvin Klein* brands with respect to sales made through February 12, 2018. In addition, Mr. Klein was released from all of his obligations under that agreement, including his obligation to render design services to Calvin Klein, and the design services letter agreement was terminated. Our obligation to make contingent purchase price payments to Mr. Klein in connection with our acquisition of Calvin Klein is guaranteed by our Calvin Klein subsidiaries and is secured by a pledge of all of the equity interests in our Calvin Klein subsidiaries and a first priority lien on substantially all of our domestic Calvin Klein subsidiaries' assets. Events of default under the agreements governing the collateral for our contingent payment obligations to Mr. Klein, include, but are not limited to (1) our failure to make payments to Mr. Klein when due, (2) covenant defaults, (3) cross-defaults to other indebtedness in excess of an agreed amount, (4) events of bankruptcy, (5) monetary judgment defaults and (6) a change of control, including the sale of any portion of the equity interests in our Calvin Klein subsidiaries. An event of default under those agreements would permit Mr. Klein to foreclose on his security interest in the collateral. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the *Calvin Klein* brands or any similar trademark in any competing business.

Competition

The apparel industry is competitive as a result of its fashion orientation, mix of large and small producers, the flow of domestic and imported merchandise and the wide diversity of retailing methods. Some of our larger branded competitors include Polo Ralph Lauren Corporation, V.F. Corporation, Perry Ellis International, Inc. and The Timberland Company. With respect to Calvin Klein, we believe The Donna Karan Company, LLC, Polo Ralph Lauren's Purple Label, Giorgio Armani S.p.A., Gucci Group N.V. and Prada S.p.A. Group also are our competitors. Tommy Hilfiger's competitors vary by geography and product type but principally include Burberry Group PLC, Gant Company AB, Hugo Boss AG, Lacoste S.A., Diesel S.p.A., Pepe Jeans, S.L., V.F. Corporation, Guess?, Inc. and Polo Ralph Lauren Corporation. In addition, we face significant competition from retailers, including our own wholesale customers, through their private label programs.

We compete primarily on the basis of style, quality, price and service. Our business depends on our ability to stimulate consumer tastes and demands, as well as on our ability to remain competitive in these areas. We believe we are well-positioned to compete in the apparel industry. Our diversified portfolio of brands and products and our use of multiple channels of distribution have allowed us to develop a business that produces results which are not dependent on any one demographic group, merchandise preference or distribution channel. We have developed a portfolio of brands that appeal to a broad spectrum of consumers. Our owned brands have long histories and enjoy high recognition within their respective consumer segments. We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty. The *Calvin Klein* and *Tommy Hilfiger* brands generally provide us with the opportunity to develop businesses that target different consumer groups at higher price points and in higher-end distribution channels than our other brands, as well as with significant global opportunities due to the worldwide recognition of the brands.

Imports and Import Restrictions

A substantial portion of our products is manufactured by contractors located outside the United States. These products are imported and are subject to United States customs laws, which impose tariffs, as well as quota restrictions, for non-World Trade Organization ("WTO") member countries. Under the provisions of the WTO agreement governing international trade in textiles, known as the "WTO Agreement on Textiles and Clothing," the United States and other WTO member countries have eliminated quotas on textiles and apparel-related products from WTO member countries. As a result, quota restrictions do not affect our business in most countries. Presently, a portion of our imported products is eligible for certain duty-advantaged programs, including CAFTA, Jordan FTA, Egypt QIZ, NAFTA, AGOA and ATPDEA.

Environmental Matters

Our facilities and operations are subject to various environmental, health and safety laws and regulations, including the proper maintenance of asbestos-containing materials. In addition, we may incur liability under environmental statutes and regulations with respect to the contamination of sites that we own or operate or previously owned or operated (including contamination caused by prior owners and operators of such sites, abutters or other persons) and the off-site disposal of hazardous materials. We believe our operations are in compliance with terms of all applicable laws and regulations.

Employees

As of January 30, 2011, we employed approximately 10,500 persons on a full-time basis and approximately 12,200 persons on a part-time basis. Approximately 2% of our employees were represented for the purpose of collective bargaining by five different unions. Additional persons, some represented by these five unions, are employed from time to time based upon our manufacturing schedules and retailing seasonal needs. Our collective bargaining agreements generally are for three-year terms. We believe that our relations with our employees are satisfactory.

Executive Officers of the Registrant

The following table sets forth the name, age and position of each of our executive officers:

Name	Age	Position
Emanuel Chirico	53	Chairman and Chief Executive Officer
Allen E. Sirkin	68	President and Chief Operating Officer
Michael A. Shaffer	48	Executive Vice President and Chief Financial Officer
Francis K. Duane	54	Vice Chairman, Wholesale Apparel
Paul Thomas Murry	60	President and Chief Executive Officer, Calvin Klein
Fred Gehring	56	Chief Executive Officer of Tommy Hilfiger and International Operations of the Company

Mr. Emanuel Chirico joined us as Vice President and Controller in 1993. Mr. Chirico was named Executive Vice President and Chief Financial Officer in 1999, President and Chief Operating Officer in 2005, Chief Executive Officer in February 2006 and Chairman of the Board in June 2007.

Mr. Allen E. Sirkin has been employed by us since 1985. He served as Chairman of our Apparel Group from 1990 until 1995, was named Vice Chairman, Dress Shirts in 1995 and President and Chief Operating Officer in March 2006.

Mr. Michael A. Shaffer has been employed by us since 1990. He most recently served as Senior Vice President, Retail Operations before being named Executive Vice President, Finance in 2005 and Chief Financial Officer in March 2006.

Mr. Francis K. Duane served as President of our Izod division from 1998 until 2001, was named Vice Chairman, Sportswear in 2001 and Vice Chairman, Wholesale Apparel in March 2006.

Mr. Paul Thomas Murry has been employed by Calvin Klein since 1996. Mr. Murry retained his position as President and Chief Operating Officer, Calvin Klein upon our acquisition of Calvin Klein in 2003 and was named President and Chief Executive Officer, Calvin Klein in September 2008.

Mr. Fred Gehring has been employed by Tommy Hilfiger since 1996. Mr. Gehring retained his position as Chief Executive Officer, Tommy Hilfiger upon our acquisition of Tommy Hilfiger in 2010 and was also named Chief Executive Officer of International Operations of the Company upon such acquisition.

Item 1A. Risk Factors

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

Economic conditions may adversely affect our business, our customers and our financing and other contractual arrangements. Recent and future economic developments may lead to a reduction in consumer spending overall, which could have an adverse impact on our revenue and profitability. Such events could also adversely affect the businesses of our wholesale and retail customers, which may, among other things, result in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers, and may cause such customers to reduce or discontinue orders of our products. Financial difficulties of customers may also affect the ability of our customers to access credit markets or lead to higher credit risk relating to receivables from customers.

Recent or future turmoil in the financial and credit markets could make it more difficult for us to obtain financing or refinance existing debt when the need arises or on terms that would be acceptable to us.

A substantial portion of our revenue and gross profit is derived from a small number of large customers and the loss of any of these customers could substantially reduce our revenue.

A few of our customers, including Macy's, J.C. Penney, Kohl's and Wal-Mart, account for significant portions of our revenue. Sales to our five largest customers were 22.6% of our revenue in 2010, 31.0% of our revenue in 2009 and 31.7% of our revenue in 2008. Macy's, our largest customer, accounted for 10.1% of our revenue in 2010, 11.9% of our revenue in 2009 and 11.5% of our revenue in 2008.

Tommy Hilfiger is party to a strategic alliance with Macy's providing for the exclusive wholesale distribution in the United States of most men's, women's and children's sportswear under the *Tommy Hilfiger* brand. The current term of the agreement with Macy's ends on January 31, 2014 and is renewable at the option of Macy's for up to two additional renewal terms of three years each. Prior to our acquisition of Tommy Hilfiger, Macy's represented approximately 14% of Tommy Hilfiger's North America revenue and 6% of its total revenue. As a result of this strategic alliance, the success of Tommy Hilfiger's North American wholesale business is substantially dependent on this relationship and on Macy's ability to maintain and increase sales of *Tommy Hilfiger* products. Upon the expiration of the current term of the Macy's agreement and each subsequent three-year term, Macy's may be unwilling to renew the Macy's agreement on favorable terms, or at all. In addition, our and Tommy Hilfiger's United States wholesale businesses may be affected by any operational or financial difficulties that Macy's experiences, including any deterioration in Macy's overall ability to attract customer traffic or in its overall liquidity position.

Other than Tommy Hilfiger's strategic alliance with Macy's, we do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other partners, or to change their manner of doing business with us or our licensing or other partners, could substantially reduce our revenue and materially adversely affect our profitability. During the past several years, the retail industry has experienced a great deal of consolidation and other ownership changes and we expect such changes to be ongoing. In addition, store closings by our customers decrease the number of stores carrying our apparel products, while the remaining stores may purchase a smaller amount of our products and may reduce the retail floor space designated for our brands. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores' target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of large customers and decrease our negotiating strength with our customers. These factors could have a material adverse effect on our financial condition and results of operations.

We may not be able to continue to develop and grow our Calvin Klein and Tommy Hilfiger businesses in terms of revenue and profitability.

A significant portion of our business strategy involves growing our Calvin Klein and Tommy Hilfiger businesses. Our realization of revenue and profitability growth from Calvin Klein and Tommy Hilfiger will depend largely upon our ability to:

- continue to maintain and enhance the distinctive brand identity of the *Calvin Klein* and *Tommy Hilfiger* brands;

- retain key employees at our Calvin Klein and Tommy Hilfiger businesses;

- continue to maintain good working relationships with Calvin Klein's and Tommy Hilfiger's licensees;

- continue to enter into new (or renew or extend existing) licensing agreements for the *Calvin Klein* and *Tommy Hilfiger* brands, both domestically and internationally; and

- continue to strengthen and expand the Tommy Hilfiger business.

We cannot assure you that we can successfully execute any of these actions or our growth strategy for these brands, nor can we assure you that the launch of any additional product lines or businesses by us or our licensees or that the continued offering of these lines will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to successfully carry out our growth strategy may be affected by, among other things, our ability to enhance our relationships with existing customers to obtain additional selling space and/or add additional product lines, our ability to develop new relationships with retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to continue to develop and grow either the Calvin Klein or Tommy Hilfiger business in terms of revenue and profitability, our financial condition and results of operations may be materially and adversely affected.

The success of Calvin Klein and Tommy Hilfiger depends on the value of our Calvin Klein and Tommy Hilfiger brands, and if the value of either of those brands were to diminish, our business could be adversely affected.

Our success depends on our brands and their value. The *Calvin Klein* name is integral to the existing Calvin Klein business, as well as to our strategies for continuing to grow and expand Calvin Klein. The *Calvin Klein* brands could be adversely affected if Mr. Klein's public image or reputation were to be tarnished. We have similar exposure with respect to the *Tommy Hilfiger* brands. Mr. Hilfiger is closely identified with the *Tommy Hilfiger* brand and any negative perception with respect to Mr. Hilfiger could adversely affect the *Tommy Hilfiger* brand. In addition, under Mr. Hilfiger's employment agreement, if his employment is terminated for any reason, his agreement not to compete with Tommy Hilfiger will expire two years after such termination. Although Mr. Hilfiger could not use any *Tommy Hilfiger* trademark in connection with a competitive business, his association with a competitive business could adversely affect Tommy Hilfiger.

Our level of debt could impair our financial condition.

In connection with the acquisition of Tommy Hilfiger, we borrowed term loans (of which $1.7 billion in principal amount was outstanding as of January 30, 2011) under our senior secured credit facility and issued $600 million in high-yield notes. We also have $100 million of secured debentures outstanding. Our level of debt could have important consequences to investors, including:

- requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, thereby reducing the funds available to us for our operations or other capital needs;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes;

- increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;

- limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions, contributions to our pension plans and general corporate requirements;

- placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures, contributions to pension plans and general corporate requirements; and

- with respect to any borrowings we make at variable interest rates, including under our revolving credit facility, leaving us vulnerable to increases in interest rates generally.

Our business is exposed to foreign currency exchange rate fluctuations.

Our exposure to fluctuations in foreign currency exchange rates has increased significantly as a result of the acquisition of Tommy Hilfiger, as the Tommy Hilfiger business has a substantial international component. Accordingly, the impact of a strengthening United States dollar, particularly against the Euro, the Japanese Yen and the Canadian dollar, will have a significantly larger negative impact on our results of operations than prior to the acquisition of Tommy Hilfiger. Our Tommy Hilfiger business purchases the majority of the products that it sells in United States dollars, which exposes the international Tommy Hilfiger business to foreign exchange risk as the United States dollar fluctuates. As such, we currently use and plan to continue to use foreign currency forward exchange contracts or other derivative instruments to mitigate the cash flow or market value risks associated with United States dollar denominated purchases by the Tommy Hilfiger international business.

We are also exposed to market risk for changes in exchange rates for the United States dollar in connection with our licensing businesses, particularly our Calvin Klein business. Most of our license agreements require the licensee to report sales to us in the licensee's local currency but to pay us in United States dollars based on the exchange rate as of the last day of the contractual selling period. Thus, while we are not exposed to exchange rate gains and losses between the end of the selling period and the date we collect payment, we are exposed to exchange rate changes during and up to the last day of the selling period. In addition, certain of our other foreign license agreements expose us to exchange rate changes up to the date we collect payment or convert local currency payments into United States dollars. As a result, during times of a strengthening United States dollar, our foreign royalty revenue will be adversely impacted, and during times of a weakening United States dollar, our foreign royalty revenue will be favorably impacted.

We have licensed businesses in countries that are or have been subject to exchange rate control regulations and have, as a result, experienced difficulties in receiving payments owed to us when due, with amounts left unpaid for extended periods of time. Although the amounts to date have been immaterial to us, as our international businesses grow and if controls are enacted or enforced in additional countries, there can be no assurance that such controls would not have a material and adverse affect on our business, financial condition or results of operations.

We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

All of our apparel and footwear products, excluding handmade and handfinished neckwear, are produced by and purchased or procured from independent manufacturers located in countries in Europe, the Far East, the Indian subcontinent, the Middle East, South America, the Caribbean and Central America. We believe that we are one of the largest users of shirting fabric in the world. Although no single supplier or country is expected to be critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

- political or labor instability in countries where contractors and suppliers are located;

- political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;

- heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

- a significant decrease in availability or increase in cost of raw materials or the inability to use raw materials produced in a country that is a major provider due to political, human rights, labor, environmental, animal cruelty or other concerns;

- a significant decrease in factory and shipping capacity;

- a significant increase in wage and shipping costs;

- disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

- the migration and development of manufacturers, which could affect where our products are or are planned to be produced;

- imposition of regulations, quotas and safeguards relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

- imposition of duties, taxes and other charges on imports;

- significant fluctuation of the value of the United States dollar against foreign currencies; and

- restrictions on transfers of funds out of countries where our foreign licensees are located.

If our manufacturers fail to use acceptable ethical business practices, our business could suffer.

We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff and third parties we retain for such purposes periodically visit and monitor the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenue and, consequently, our results of operations.

We are dependent on third parties to source and/or manufacture our products and any disruption in the relationship with these parties or in their businesses may materially adversely affect our businesses.

We rely upon independent third parties for the vast majority of our apparel and footwear products. A manufacturer's failure to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products. As a result, customers could cancel their orders, refuse to accept deliveries or demand reduced prices. Any of these actions taken by our customers could have a material adverse effect on our revenue and, consequently, our results of operations.

In addition, we are a party to a non-exclusive buying agency agreement with Li & Fung to carry out most of our sourcing for *Tommy Hilfiger* products. Li & Fung is one of the world's largest buying agencies for apparel and related goods and is our largest buying office for *Tommy Hilfiger* products. Under the terms of the agreement, we are required to use Li & Fung for at least 54% of our global sourcing needs for *Tommy Hilfiger* products. The buying agency agreement with Li & Fung is terminable by us upon 12 months' prior notice for any reason, and is terminable by either party (i) upon six months' prior notice in the event of a material breach by the other party and (ii) immediately upon the occurrence of certain bankruptcy or insolvency events relating to the other party. We also use other third-party buying offices for a portion of our sourcing for *Tommy Hilfiger* products and have retained a small in-house sourcing team. Any interruption in the operations of Li & Fung or other buying offices, or the failure of Li & Fung or other buying offices to perform effectively their services for us, could result in material delays, reductions of shipments and increased costs. Furthermore, such events could harm our wholesale and retail relationships. Although alternative sourcing companies exist, we may be unable to source *Tommy Hilfiger* products through other third parties, if at all, on terms commercially acceptable to us and on a timely basis. Any disruption in our relationship with our buying offices or businesses, particularly Li & Fung, could have a material adverse effect on our cash flows, business, financial condition and results of operations.

We are dependent on a limited number of distribution facilities. If one becomes inoperable, our business, financial condition and operating results could be negatively impacted.

We operate a limited number of distribution facilities. Our ability to meet the needs of our retail customers and of our own retail stores depends on the proper operation of our primary facilities. If any of our primary facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could have a substantial loss of inventory and/or disruptions of deliveries to our customers and our stores, and/or incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the facility. This could adversely affect our business, financial condition and operating results.

A significant portion of our revenue is dependent on royalties and licensing.

Royalty, advertising and other revenue from Calvin Klein's three largest licensing partners accounted for approximately 69% of its royalty, advertising and other revenue in 2010. From the date of our acquisition of Tommy Hilfiger through January 30, 2011, royalty, advertising and other revenue from Tommy Hilfiger's three largest licensing partners accounted for approximately 36% of its royalty, advertising and other revenue. We also derive licensing revenue from our *Van Heusen, IZOD, Bass, G.H. Bass & Co.* and *ARROW* brand names, as well as from the sublicensing of *Geoffrey Beene*. The operating profit associated with our royalty, advertising and other revenue is significant because the operating expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant licensing partner, whether due to the termination or expiration of the relationship, the cessation of the licensing partner's operations or otherwise (including as a result of financial difficulties of the partner), without an equivalent replacement, could materially affect our profitability.

While we generally have significant control over our licensing partners' products and advertising, we rely on our licensing partners for, among other things, operational and financial controls over their businesses. Our licensing partners' failure to successfully market licensed products or our inability to replace our existing licensing partners could materially and adversely affect our revenue both directly from reduced royalty and advertising and other revenue received and indirectly from reduced sales of our other products. Risks are also associated with our licensing partners' ability to obtain capital; execute their business plans, including timely delivery of quality products; manage their labor relations; maintain relationships with their suppliers; manage their credit risk effectively; and maintain relationships with their customers.

Our licensing business makes us susceptible to the actions of third parties over whom we have limited control.

We rely on our licensing partners to preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of our products, we cannot assure you that we can control the use by our licensing partners of each of our licensed brands. The misuse of our brands by a licensing partner could have a material adverse effect on our business, financial condition and results of operations. For example, Calvin Klein in the past has been involved in legal proceedings with Warnaco with respect to certain quality and distribution issues. Warnaco is entitled to control design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the *Calvin Klein* marks, although to date, it continues to work with Calvin Klein's in-house advertising agency while exercising its rights with respect to design. We cannot assure you that Warnaco will continue to maintain the same standards of design and, if it assumes control, advertising that has been maintained by Calvin Klein, although we believe they are generally obligated to do so.

Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop.

Our North American retail stores are located principally in outlet malls, which are typically located in or near vacation destinations or away from large population centers where department stores and other traditional retailers are concentrated. As a result, reduced travel resulting from economic conditions, fuel shortages, increased fuel prices, travel restrictions, travel concerns and other circumstances, including adverse weather conditions, disease epidemics and other health-related concerns, war, terrorist attacks or the perceived threat of war or terrorist attacks could have a material adverse affect on us. In 2008 and 2009, certain of our and Tommy Hilfiger's businesses and those of certain of our and Tommy Hilfiger's licensees were adversely affected by the curtailment of travel that accompanied the global economic slowdown. Other factors which could affect the success of our stores include:

- the location of the mall or the location of a particular store within the mall;
- the other tenants occupying space at the mall;
- increased competition in areas where the outlet malls are located; and
- the amount of advertising and promotional dollars spent on attracting consumers to the malls.

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights. Since our acquisitions of Calvin Klein and Tommy Hilfiger, we are more susceptible to infringement of our intellectual property rights, as the *Calvin Klein* and *Tommy Hilfiger* brands enjoy significant worldwide consumer recognition, and the generally higher pricing of *Calvin Klein* and *Tommy Hilfiger* branded products creates additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenue. We cannot assure you that the actions we take to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. For example, in the past we were involved in proceedings relating to a company's claim of prior rights to the *IZOD* mark in Mexico and to another company's claim of prior rights to the *Calvin Klein* mark in Chile. We are currently involved in opposition and cancellation proceedings with respect to marks similar to some of our brands, both domestically and internationally.

Our success is dependent on the strategies and reputation of our licensors.

Our business strategy is to offer our products on a multiple brand, multiple channel and multiple price point basis. This strategy is designed to provide stability should market trends shift. As part of this strategy we license the names and brands of recognized designers and celebrities, including Kenneth Cole, Sean "Diddy" Combs (*Sean John*), Donald J. Trump, Michael Kors, Joseph Abboud, Donna Karan (*DKNY*), Ike Behar, Elie Tahari and Robert Graham. In entering into these license agreements, we target our products towards certain market segments based on consumer demographics, design, suggested pricing and channel of distribution in order to minimize competition between our own products and maximize profitability. If any of our licensors determines to "reposition" a brand we license from them, introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution, target market or competitive set, we could experience a significant downturn in that brand's business, adversely affecting our sales and profitability. In addition, as products may be personally associated with these designers and celebrities, our sales of those products could be materially and adversely affected if any of those individual's images, reputations or popularity were to be negatively impacted.

We face intense competition in the apparel industry.

Competition is intense in the apparel industry. We compete with numerous domestic and foreign designers, brands, manufacturers and retailers of apparel, accessories and footwear, some of which are significantly larger or more diversified or have greater resources than we do. In addition, through their use of private label programs, we compete directly with our wholesale customers. We compete within the apparel industry primarily on the basis of:

- anticipating and responding to changing consumer tastes and demands in a timely manner and developing attractive, quality products;
- maintaining favorable brand recognition;
- appropriately pricing products and creating an acceptable value proposition for customers;
- providing strong and effective marketing support;
- ensuring product availability and optimizing supply chain efficiencies with third party manufacturers and retailers; and
- obtaining sufficient retail floor space and effective presentation of our products at retail.

The failure to compete effectively or to keep pace with rapidly changing markets could have a material adverse effect on our business, financial condition and results of operations. In addition, if we misjudge the market for our products, we could be faced with significant excess inventories for some products and missed opportunities for others.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of our executive officers who have substantial experience and expertise in our business. We also depend on other key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel industry is intense, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could materially adversely affect us.

Acquisitions may not be successful in achieving intended benefits and synergies.

One component of our growth strategy contemplates our making select acquisitions if appropriate opportunities arise. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities. However, these benefits may not be realized due to, among other things:

- delays or difficulties in completing the integration of acquired companies or assets;
- higher than expected costs, lower than expected cost savings and/or a need to allocate resources to manage unexpected operating difficulties;
- diversion of the attention and resources of management;
- consumers' failure to accept product offerings by us or our licensees;
- inability to retain key employees in acquired companies; and
- assumption of liabilities unrecognized in due diligence.

We cannot assure you that any acquisition will not have a material adverse impact on our financial condition and results of operations.

A significant shift in the relative sources of our earnings, adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our results of operations and cash flow.

We have direct operations in a number of countries, including the United States, Canada, the Netherlands, Germany, the United Kingdom, Italy, Japan, Hong Kong and China; and the applicable tax rates vary by jurisdiction. As a result, our overall effective tax rate could be materially affected by the relative level of earnings in the various taxing jurisdictions to which our earnings are subject. In addition, the tax laws and regulations in the various countries in which we operate may be subject to change and there may be changes in interpretation and enforcement of tax law. As a result, we may face increases in taxes payable if tax rates increase, or if tax laws, regulations or treaties in the jurisdictions in which we operate are modified by the competent authorities in an adverse manner.

In addition, various national and local taxing authorities periodically examine us and our subsidiaries. The resolution of an examination or audit may result in us making a payment in an amount that differs from the amount for which we may have reserved with respect to any particular tax matter, which could have a material adverse effect on our cash flows, business, financial condition and results of operations for any affected reporting period.

We and our subsidiaries are engaged in a number of intercompany transactions. Although we believe that these transactions reflect arm's length terms and that proper transfer pricing documentation is in place which should be respected for tax purposes, the transfer prices and conditions may be scrutinized by local tax authorities, which could result in additional tax becoming due.

If we are unable to fully utilize our deferred tax assets, our profitability could be reduced.

Our deferred income tax assets are valuable to us. These assets include tax loss and foreign tax credit carryforwards in various jurisdictions. Realization of deferred tax assets is based on a number of factors, including whether there will be adequate levels of taxable income in future periods to offset the tax loss and foreign tax credit carryforwards in jurisdictions where such assets have arisen. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future. In assessing the adequacy of our valuation allowances, we consider various factors including reversal of deferred tax liabilities, forecasted future taxable income, and potential tax planning strategies. In addition, the United States tax rules impose an annual limit on the amount of certain loss carryovers of Tommy Hilfiger that we can use following the acquisition, and, depending on our taxable income in tax years following the acquisition, such limit may be material. These factors could reduce the value of the deferred tax assets, which could have a material effect on our profitability.

Provisions in our certificate of incorporation and our by-laws and Delaware General Corporation Law could make it more difficult to acquire us and may reduce the market price of our common stock.

Our certificate of incorporation and by-laws contain certain provisions, including provisions requiring supermajority voting (80% of the outstanding voting power) to approve certain business combinations with beneficial owners of 5% or more of our outstanding stock entitled to vote for election of directors, permitting the Board of Directors to fill vacancies on the Board and authorizing the Board of Directors to issue shares of preferred stock without approval of our stockholders. These provisions could also have the effect of deterring changes of control.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The general location, use, ownership status and approximate size of the principal properties which we currently occupy are set forth below:

Location	Use	Ownership Status	Approximate Area in Square Feet
New York, New York	Corporate, apparel and footwear administrative offices and showrooms	Leased	209,000
New York, New York	Calvin Klein administrative offices and showrooms	Leased	183,000
Bridgewater, New Jersey	Corporate, finance and retail administrative offices	Leased	224,000
New York, New York	Tommy Hilfiger administrative offices and showrooms	Leased	330,000
Los Angeles, California	Warehouse and neckwear manufacturing facility	Leased	200,000
McDonough, Georgia	Warehouse and distribution center	Leased	851,000
Jonesville, North Carolina	Warehouse and distribution center	Owned	747,000
Austell, Georgia	Warehouse and distribution center	Leased	562,000
Chattanooga, Tennessee	Warehouse and distribution center	Owned	451,000
Reading, Pennsylvania	Warehouse and distribution center	Owned	410,000
Brinkley, Arkansas	Warehouse and distribution center	Owned	112,000
Hong Kong, China	Corporate administrative offices	Leased	74,000
Trento, Italy	Calvin Klein administrative offices and warehouse	Leased	42,000
Amsterdam, The Netherlands	Tommy Hilfiger administrative offices, warehouse and showrooms	Leased	169,000
Venlo/Tegelen, The Netherlands	Warehouse and distribution centers	Leased	780,000
Dusseldorf, Germany	Tommy Hilfiger showrooms	Leased	65,000
Urayasu-shi, Japan	Warehouse and distribution center	Leased	59,000

In addition, we lease certain other administrative/support offices and showrooms in various domestic and international locations. We also currently lease and operate over 1,000 retail locations in the United States, Canada, Europe and Japan.

Substantially all of our properties are subject to liens under our secured revolving credit facility.

Information with respect to minimum annual rental commitments under leases in which we are a lessee is included in Note 14, "Leases," in the Notes to Consolidated Financial Statements included in Item 8 of this report.

Item 3. Legal Proceedings

We are a party to certain litigation which, in management's judgment based in part on the opinions of legal counsel, will not have a material adverse effect on our financial position.

Item 4. Removed and Reserved

Not applicable.

PART II

Item 5. Market for Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities

Certain information with respect to the market for our common stock, which is listed on the New York Stock Exchange, and the dividends declared on our common stock appear in the Notes to Consolidated Financial Statements included in Item 8 of this report under Note 11, "Stockholders' Equity," and under the heading "Selected Quarterly Financial Data-Unaudited" on page F-51. See Note 6, "Debt," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a description of the restrictions to our paying dividends on our common stock. As of March 15, 2011, there were 706 stockholders of record of our common stock. The closing price of our common stock on March 15, 2011 was $60.38.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased[1]	(b) Average Price Paid per Share (or Unit)[1]	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2010 - November 28, 2010	37	$ 62.42	-	-
November 29, 2010 - January 2, 2011	-	-	-	-
January 3, 2011 - January 30, 2011	-	-	-	-
Total	37	$ 62.42	-	-

[1] Our 2006 Stock Incentive Plan provides us with the right to deduct or withhold, or require employees to remit to us, an amount sufficient to satisfy any applicable tax withholding requirements applicable to stock-based compensation awards. To the extent permitted, employees may elect to satisfy all or part of such withholding requirements by tendering previously owned shares or by having us withhold shares having a fair market value equal to the minimum statutory tax withholding rate that could be imposed on the transaction. All shares shown in this table were withheld during the fourth quarter of 2010 in connection with the settlement of vested restricted stock units to satisfy tax withholding requirements.

The following performance graph and return to stockholders information shown below are provided pursuant to Item 201(e) of Regulation S-K promulgated under the Exchange Act. The graph and information are not deemed to be "filed" under the Exchange Act or otherwise subject to liabilities thereunder, nor are they to be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act unless we specifically incorporate them by reference.

The performance graph compares the yearly change in the cumulative total stockholder return on our common stock against the cumulative return of the Russell Midcap Index, the S&P 500 Apparel, Accessories & Luxury Goods Index and the S&P 400 Apparel, Accessories & Luxury Goods Index for the five fiscal years ended January 30, 2011. We intend to use the S&P 400 Apparel, Accessories & Luxury Goods Index in future years in lieu of the S&P 500 Apparel, Accessories & Luxury Goods Index, as our common stock is now included in the former and is no longer part of the latter.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
1/29/06
2/4/07
2/3/08
2/1/09
1/31/10
1/30/11
Phillips-Van Heusen Corporation
Russell Midcap Index
S&P 500 Apparel, Accessories & Luxury Goods
S&P 400 Apparel, Accessories & Luxury Goods

Value of $100.00 invested after 5 years:

Our Common Stock	$166.19
Russell Midcap Index	$121.15
S&P 500 Apparel, Accessories & Luxury Goods Index	$125.05
S&P 400 Apparel, Accessories & Luxury Goods Index	$192.14

Item 6. Selected Financial Data

Selected Financial Data appears under the heading "Ten Year Financial Summary" on pages F-55 and F-56.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion and analysis is intended to help you understand us, our operations and our financial performance. It should be read in conjunction with our consolidated financial statements and the accompanying notes, which are included elsewhere in this report.

We are one of the largest apparel companies in the world, with a heritage dating back over 130 years. Our brand portfolio consists of nationally recognized brand names, including *Calvin Klein, Van Heusen, IZOD, Bass, ARROW, Eagle* and, as of the beginning of the second quarter of 2010, *Tommy Hilfiger* (previously a licensed brand), which are owned, and *Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, Sean John, JOE Joseph Abboud, MICHAEL Michael Kors, Michael Kors Collection, CHAPS, Trump* (marketed as *Donald J. Trump Signature Collection* prior to January 1, 2010), *DKNY, Elie Tahari, Nautica, Ike Behar, Ted Baker, J. Garcia, Claiborne, Robert Graham, U.S. POLO ASSN., Axcess, Jones New York* and *Timberland,* which are licensed.

We completed our acquisition of Tommy Hilfiger during the second quarter of 2010. Tommy Hilfiger designs, sources and markets men's, women's and children's sportswear and activewear, jeanswear and other products worldwide and licenses its brands worldwide over a broad range of products. We paid $2.5 billion in cash and issued 7.9 million shares of our common stock as consideration for the acquisition, for total consideration of approximately $3.0 billion.

Our business strategy has been to manage and market a portfolio of nationally recognized brands at multiple price points and across multiple channels of distribution. We believe this strategy reduces our reliance on any one demographic group, merchandise preference or distribution channel. We have enhanced this strategy by expanding our portfolio of brands through acquisitions of well-known brands, such as *Calvin Klein* and *Tommy Hilfiger,* that offer additional geographic distribution channel and price point opportunities in our traditional categories of dress shirts and sportswear. A significant portion of our total income before interest and taxes is derived from international sources, which, prior to the acquisition of Tommy Hilfiger, had been primarily driven by the international component of our Calvin Klein licensing business. The *Calvin Klein* and, to a lesser degree, *Tommy Hilfiger* acquisitions also enhanced our business strategy by providing us with established international licensing businesses, which do not require working capital investments. We have successfully pursued growth opportunities in extending the *Calvin Klein* brands through licensing into additional product categories and geographic areas and may seek to do the same with *Tommy Hilfiger*. We believe that the acquisition of Tommy Hilfiger will advance our business strategy by adding a global brand with growth opportunities and by establishing an international platform in Europe that will be a strategic complement to our strong North American presence and provides us with the resources and expertise needed to grow our heritage brands and businesses internationally. During the third quarter of 2010 we announced the formation of PVH Europe, a division managed by a team of Tommy Hilfiger executives and dedicated staff based in Amsterdam. The division has been formed to pursue international opportunities for our heritage brands. Its first endeavor is operating the *ARROW* business in parts of Europe, which commenced with the Fall 2011 collection.

We plan to continue to strengthen our balance sheet through rapid deleveraging and effective working capital management. We made approximately $250 million in voluntary debt repayments on the debt we incurred to purchase Tommy Hilfiger in 2010. In addition, in March 2011 we repaid an additional $150 million on such debt, for repayments totaling approximately $400 million since the closing of the acquisition. We believe that our persistent focus on and enhancement of our business strategies and our balance sheet strength will allow us to continue to invest in our businesses and capitalize on opportunities for future growth.

On March 11, 2011, an earthquake and subsequent tsunami struck Japan. We have assets, including goodwill, assigned to our Tommy Hilfiger Japan reporting unit, which is a retail business, the vast majority of the operations of which are outside of the areas most affected by the disaster. We also generate royalty, advertising and other revenue in Japan through our Calvin Klein licensing business. We currently expect that our revenue related to our Calvin Klein licensing and Tommy Hilfiger Japan businesses will be negatively impacted but such impact would not have a material adverse affect on the Company or our results of operations. We have contemplated this impact in our 2011 guidance discussed below.

RESULTS OF OPERATIONS

Operations Overview

We generate net sales from (i) the wholesale distribution to wholesale customers and franchise, licensee and distributor operated stores of men's dress shirts and neckwear, men's and women's sportswear, footwear, accessories and related products; and (ii) the sale, through over 1,000 company-operated retail locations worldwide, of apparel, footwear, accessories and other products under the brand names *Van Heusen, IZOD, Bass, Calvin Klein* and *Tommy Hilfiger*. In addition, into the fourth quarter of 2008, we operated retail stores under the brand name *Geoffrey Beene*.

We generate royalty, advertising and other revenue from fees for licensing the use of our trademarks. Calvin Klein royalty, advertising and other revenue, which comprised 82% of total royalty, advertising and other revenue in 2010, is derived under licenses and other arrangements for a broad array of products, including jeans, underwear, fragrances, eyewear, footwear, women's apparel, outerwear, watches and home furnishings.

We completed the acquisition of Tommy Hilfiger early in the second quarter of 2010. We recorded pre-tax charges in 2010 in connection with the acquisition and integration of Tommy Hilfiger that totaled $338.3 million, which includes: (i) a loss of $140.5 million associated with hedges against Euro to United States dollar exchange rates relating to the purchase price; (ii) short-lived non-cash valuation amortization charges of $76.8 million, which became fully amortized during the third quarter of 2010; and (iii) transaction, restructuring and debt extinguishment costs of $121.0 million. We expect to incur additional pre-tax expenses of approximately $60 million during 2011 in connection with the integration of Tommy Hilfiger, including lease termination and related costs and severance, termination benefits and other costs. Our future results of operations will be significantly impacted by this acquisition, including through the operations of the Tommy Hilfiger business and the changes in our capital structure that were necessary to complete the acquisition, as more fully discussed below.

We exited in the fourth quarter of 2010 our United Kingdom and Ireland *Van Heusen* dresswear and accessories business. We recorded pre-tax charges in 2010 in connection with this exit of $6.6 million, which consists principally of non-cash charges.

Gross profit on total revenue is total revenue less cost of goods sold. Included as cost of goods sold are costs associated with the production and procurement of product, including inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges. 100% of our royalty, advertising and other revenue is included in gross profit because there is no cost of goods sold associated with such revenue. As a result, our gross profit may not be comparable to that of other entities.

The following table summarizes our income statements in 2010, 2009 and 2008:

(dollars in millions)	2010	2009	2008
Net sales	$4,219.7	$2,070.8	$2,160.7
Royalty revenue	309.6	242.0	236.6
Advertising and other revenue	107.5	86.0	94.7
Total revenue	4,636.8	2,398.7	2,491.9
Gross profit	2,422.0	1,182.6	1,200.7
% of total revenue	*52.2%*	*49.3%*	*48.2%*
Selling, general and administrative expenses	2,071.4	938.8	1,028.8
% of total revenue	*44.7%*	*39.1%*	*41.3%*
Debt extinguishment costs	6.7	-	-
Other loss	140.5	-	-
Gain on sale of investments	-	-	1.9
Income before interest and taxes	203.4	243.8	173.7
Interest expense	128.6	33.5	33.6
Interest income	1.7	1.3	6.2
Income before taxes	76.6	211.6	146.3
Income tax expense	22.8	49.7	54.5
Net income	$ 53.8	$ 161.9	$ 91.8

Net Sales

Our net sales were $4,219.7 million in 2010, $2,070.8 million in 2009 and $2,160.7 million in 2008. The 2010 net sales increase of $2,149.0 million as compared to 2009 net sales was due principally to the effect of the following items:

- The addition of $889.6 million and $1,007.8 million of net sales attributable to our Tommy Hilfiger North America and Tommy Hilfiger International segments, respectively, as a result of the acquisition of Tommy Hilfiger early in the second quarter of 2010.

- The addition of $129.4 million of combined net sales attributable to growth in our Heritage Brand Wholesale Dress Furnishings and Heritage Brand Wholesale Sportswear segments resulting from better performance across almost all brands, with *Van Heusen* performing particularly well.

- The addition of $88.0 million of net sales attributable to growth in our Other (Calvin Klein Apparel) segment, which is comprised of our Calvin Klein dress furnishings, sportswear and outlet retail divisions, as both our Calvin Klein wholesale and retail divisions exhibited strong growth during 2010. Comparable store sales in our Calvin Klein outlet retail business increased 13% in 2010.

- The addition of $28.6 million of net sales attributable to growth in our Heritage Brand Retail segment. This was principally driven by an overall comparable store sales increase of 8%.

- The addition of $5.6 million of net sales attributable to growth in our Calvin Klein Licensing segment.

The 2009 net sales decrease of $90.0 million as compared to 2008 net sales was due principally to the net effect of the following items:

- The net reduction of $82.6 million of net sales in our Heritage Brand Retail segment, comprised of (i) a $94.9 million reduction in net sales associated with our closing in 2008 of our Geoffrey Beene outlet retail division; and (ii) the addition of $12.3 million of net sales attributable to growth associated with our ongoing retail businesses, which was primarily driven by an overall comparable store sales increase of 2%.

- The reduction of $28.6 million of net sales attributable to a decline in our Heritage Brand Wholesale Sportswear segment resulting from the economic slowdown, which occurred late in 2008 and continued into the first half of 2009, and the resulting reduction of sales to our department store customers. This decrease was partially offset by additional sales associated with our new *Timberland* men's sportswear line, which was launched in the second quarter of 2008.

- The addition of $13.0 million of net sales attributable to growth in our Other (Calvin Klein Apparel) segment, which is comprised of our Calvin Klein dress furnishings, sportswear and outlet retail divisions. This was primarily driven by the addition of sales attributable to the conversion of a limited number of *Geoffrey Beene* outlet retail stores to the *Calvin Klein* outlet retail format. This increase was partially offset by declines in our Calvin Klein dress furnishings and sportswear divisions resulting from the economic slowdown discussed above.

- The addition of $9.0 million of net sales attributable to growth in our Heritage Brand Wholesale Dress Furnishings segment.

Our net sales in 2011 are currently expected to increase to $5.1 billion to $5.2 billion from $4.2 billion in the prior year, due primarily to the effect of owning Tommy Hilfiger for a full year. Net sales in our Heritage Brands and Calvin Klein businesses are currently projected to increase approximately 3% to 4% as compared to the prior year.

Royalty, Advertising and Other Revenue

Royalty, advertising and other revenue was $417.1 million in 2010 as compared to $328.0 million in the prior year. Of the $89.1 million increase over the prior year, $47.8 million was attributable to Tommy Hilfiger. Within the Calvin Klein Licensing segment, royalty revenue increased $26.2 million, or 12%, as compared to the prior year due to strong performance across virtually all product categories, with jeans, underwear, fragrance, watches, women's sportswear and dresses performing particularly well. In addition, advertising and other revenue increased $13.1 million for the Calvin Klein Licensing segment. Such advertising and other revenue is generally collected and spent, and is therefore presented as both a revenue and an expense within our income statement, with minimal impact on earnings.

Royalty, advertising and other revenue was $328.0 million in 2009 as compared to $331.2 million in the prior year. Within the Calvin Klein Licensing segment, royalty revenue increased 4% in 2009 compared to the prior year, as a 5% increase in royalty revenue on a constant exchange rate basis more than offset a $2.1 million negative impact from a stronger United States dollar over the period. The royalty growth on a constant exchange rate basis was principally due to strong performance in the jeans, underwear, footwear, women's apparel and outerwear businesses, mostly offset by a royalty decrease, particularly in the first half of 2009, in the fragrance business, which was affected by reductions in travel and discretionary spending as a result of a difficult economic environment. Advertising and other revenue decreased 9% in 2009 compared to the prior year as a result of less discretionary spending in 2009 as compared to 2008 by our licensees, as 2008 included spending associated with the 40th anniversary of *Calvin Klein*.

We currently expect that royalty, advertising and other revenue will increase to approximately $450 million in 2011 from $417.1 million in 2010. This increase is due to growth within the Calvin Klein Licensing segment, as Calvin Klein royalty revenue is expected to increase approximately 7% to 8% in 2011, combined with the effect of owning Tommy Hilfiger for a full year.

Gross Profit on Total Revenue

The following table shows our revenue mix between net sales and royalty, advertising and other revenue, as well as our gross profit as a percentage of total revenue for 2010, 2009 and 2008:

	2010	2009	2008
Components of revenue:			
Net sales	91.0%	86.3%	86.7%
Royalty, advertising and other revenue	9.0%	13.7%	13.3%
Total	100.0%	100.0%	100.0%
Gross profit as a % of total revenue	52.2%	49.3%	48.2%

Gross profit on total revenue in 2010 was $2,422.0 million, or 52.2% of total revenue, compared to $1,182.6 million, or 49.3% of total revenue in 2009. Gross profit as a percentage of revenue increased 290 basis points in 2010 as compared with 2009, due principally to the net effect of the following items:

- A reduction of 100 basis points, attributable to $47.1 million of charges that were recorded in 2010 as a result of the Tommy Hilfiger acquisition, principally related to short-lived non-cash valuation amortization.

- An increase of 390 basis points over the prior year, principally due to the net impact of (i) an increase due to Tommy Hilfiger's large international presence, as international apparel businesses typically have higher gross margin percentages than domestic apparel businesses; (ii) an increase due to Tommy Hilfiger's North America operations, the majority of which consists of its retail business, and retail businesses typically have higher gross margin percentages than wholesale businesses; and (iii) a decrease due to a change in revenue mix, as royalty, advertising and other revenue, which does not carry a cost of sales and has a gross profit percentage of 100%, decreased as a percentage of total revenue.

Gross profit as a percentage of total revenue increased 110 basis points in 2009 as compared with 2008, due principally to the net effect of the following items:

- An increase of 70 basis points due principally to decreased promotional selling during 2009 as compared to 2008 due to strong performance across all of our businesses.

- An increase of 20 basis points due to the absence of inventory liquidation markdowns which occurred during 2008 associated with the closure of our Geoffrey Beene outlet retail division.

- An increase of 20 basis points due principally to a change in revenue mix, as royalty, advertising and other revenue, which does not carry a cost of sales and has a gross profit percentage of 100%, increased as a percentage of total revenue.

We currently expect that the gross profit on total revenue percentage in 2011 will decrease as compared with 2010. Product cost increases, which we began to experience late in 2010, are expected to continue and have a significant effect on our cost of goods sold in 2011. In addition, we expect a decrease due to a change in revenue mix, as royalty, advertising and other revenue, which does not carry a cost of sales and has a gross profit percentage of 100%, is expected to decrease as a percentage of total revenue due to the effect of owning Tommy Hilfiger for a full year. These decreases in the gross profit on total revenue percentage are expected to more than offset the favorable impacts from the addition of first quarter revenue attributable to the Tommy Hilfiger business, which has high gross margin percentages as discussed above, and the absence in 2011 of short-lived non-cash valuation amortization charges, which were recorded during 2010 as a result of the Tommy Hilfiger acquisition.

Selling, General and Administrative ("SG&A") Expenses

Our SG&A expenses were as follows:

	2010	2009	2008
(dollars in millions)			
SG&A expenses	$2,071.4	$938.8	$1,028.8
% of total revenue	44.7%	39.1%	41.3%

SG&A expenses in 2010 increased $1,132.6 million to $2,071.4 million, or 44.7% of total revenue, from $938.8 million, or 39.1% of total revenue in 2009. Included in the 560 basis point increase in SG&A expenses as a percentage of total revenue over the prior year period are $150.6 million, or 330 basis points, of transaction, restructuring, non-cash valuation amortization and other charges in connection with our acquisition and integration of Tommy Hilfiger and costs associated with the exit from our United Kingdom and Ireland *Van Heusen* dresswear and accessories business. The non-cash valuation amortization charges relate to acquired order backlog, which had an amortization period of six months and became fully amortized during the third quarter of 2010. The remaining 230 basis point increase is principally attributable to Tommy Hilfiger's large international presence, as international apparel businesses typically have higher SG&A expense percentages than domestic apparel businesses. In addition, the majority of Tommy Hilfiger's North America operations consists of its retail business, and retail businesses typically have higher SG&A expense percentages than wholesale businesses. Also contributing to the SG&A expense percentage increase is an increase in advertising expenses related to our *Calvin Klein* and heritage brands over the prior year.

SG&A expenses in 2009 decreased $90.0 million to $938.8 million, or 39.1% of total revenue, from $1,028.8 million, or 41.3% of total revenue in 2008. The 220 basis point decrease in SG&A expenses as a percentage of total revenue in 2009 as compared to 2008 was due principally to (i) the absence of asset impairment charges and costs associated with our 2008 restructuring initiatives and the closure of our Geoffrey Beene outlet retail division; and (ii) cost savings realized in 2009 from our restructuring initiatives, partially offset by a lack of sales leverage as a result of the sales decrease mentioned previously.

We currently expect that our SG&A expenses as a percentage of total revenue in 2011 will decrease significantly as compared to 2010 due principally to reduced acquisition, integration and restructuring costs associated with Tommy Hilfiger and the absence of costs associated with the exit from our United Kingdom and Ireland *Van Heusen* dresswear and accessories business.

Debt Extinguishment

We incurred costs of $6.7 million in 2010 on the extinguishment of our 7 1/4% senior notes due 2011 and our 8 1/8% senior notes due 2013. Please refer to the section entitled "Liquidity and Capital Resources" below for a discussion of the tender for, and redemption of, these notes.

Other Loss

We entered into foreign currency forward exchange contracts to purchase €1.55 billion in connection with the acquisition of Tommy Hilfiger to hedge against our exposure to changes in the exchange rate for the Euro, as a portion of the acquisition purchase price was payable in cash and denominated in Euros. We settled the foreign currency forward exchange contracts on May 6, 2010 in connection with our completion of the acquisition. We recorded a pre-tax loss of $140.5 million during the first half of 2010 related to these contracts.

Gain on Sale of Investments

We sold, in the first quarter of 2006, minority interests held by one of our subsidiaries in certain entities that operate the licenses and related wholesale and retail businesses of *Calvin Klein* jeans and accessories in Europe and Asia and the *ck Calvin Klein* bridge line of sportswear and accessories in Europe. During 2008, we received a distribution of $1.9 million representing our share of the amount that remained in an escrow account established in connection with that transaction. We recorded this amount as a gain.

Interest Expense and Interest Income

Interest expense increased to $128.6 million in 2010 from $33.5 million in 2009 principally as a result of the issuance during the second quarter of 2010 of $600.0 million of 7 3/8% senior notes due 2020 and term loans of $1.9 billion borrowed under new credit facilities, the net proceeds of which were used in connection with the purchase of Tommy Hilfiger. We made a $100.0 million voluntary debt repayment on the term loans in the second quarter of 2010 and an additional $150.0 million voluntary debt repayment on the term loans in the fourth quarter of 2010. Interest income increased to $1.7 million in 2010 from the prior year's amount of $1.3 million due principally to an increase in our average cash position during the year.

Interest expense of $33.5 million in 2009 was relatively flat to the 2008 amount of $33.6 million. Interest income decreased to $1.3 million in 2009 from $6.2 million in 2008. This decrease was due principally to a decrease in average investment rates of return.

Net interest expense for the full year 2011 is currently expected to increase to a range of $134 million to $136 million from $126.8 million in the prior year principally as a result of the full year impact of the increased debt carried by us in connection with the Tommy Hilfiger acquisition. We made a voluntary debt repayment of approximately $150.0 million at the beginning of March 2011 and currently plan on making approximately $300.0 million of additional voluntary debt repayments on our term loans during the remainder of 2011. Subsequent to year-end, we entered into an amended and restated senior secured credit facility, which amended the credit facility we entered into in May 2010 in connection with the Tommy Hilfiger acquisition. The amended facility provides reduced borrowing spreads and fees, as well as additional flexibility with respect to the application of voluntary prepayments. The full benefit of the reduction in borrowing spreads and fees is not expected to be realized, as we currently intend to enter into contracts to swap a portion of our variable rate debt into fixed rate debt for the intended purpose of reducing our exposure to interest rate volatility. Please refer to the section entitled "Liquidity and Capital Resources" below for a further discussion.

Income Taxes

Income tax expense was as follows:

(dollars in millions)	2010	2009	2008
Income tax expense	$22.8	$49.7	$54.5
Income tax expense as a % of pre-tax income	29.7%	23.5%	37.3%

The effective tax rate for 2010 was 29.7% compared with the 2009 effective tax rate of 23.5%. Our effective tax rate in 2010 was lower than the U.S. statutory tax rate due to earnings from our international Tommy Hilfiger business, a significant portion of which is subject to favorable tax rates, a benefit resulting from the lapse of the statute of limitations with respect to certain previously unrecognized tax positions and a benefit from the reduction of the Netherlands tax rate in the fourth quarter from 25.5% to 25.0%. The 2010 effective tax rate was negatively impacted by the non-deductibility of certain costs, principally those associated with the Tommy Hilfiger acquisition, and the inclusion of certain international income being taxed in the U.S. Our effective tax rate in 2009 was lower than the U.S. statutory tax rate due to the favorable impact of a settlement with the Internal Revenue Service relating to the audit of our federal income tax returns for 2006 and 2007 and the effect of the lapse of the statute of limitations with respect to previously unrecognized tax positions.

We currently anticipate that our 2011 tax rate will be between 29% and 31%, which compares with the 2010 full year rate of 29.7%. As compared to 2010, the 2011 tax rate is expected to be favorably impacted by additional first quarter earnings from our international Tommy Hilfiger business, a significant portion of which is subject to favorable tax rates, and the absence of certain non-deductible costs incurred in 2010, principally those associated with the Tommy Hilfiger acquisition. Offsetting these favorable variances is the negative impact of additional 2011 international earnings expected to be taxed in the U.S. It is possible that our estimated full year rate could change from the mix of international and domestic pre-tax earnings, or from discrete events arising from specific transactions, audits by tax authorities or the receipt of new information.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Summary

Our net cash flow in 2010 was $17.8 million. Cash flow in 2011 will be impacted by various factors in addition to those noted below in this "Liquidity and Capital Resources" section, including the amount of voluntary debt repayments we make in 2011.

Operations

Cash provided by operating activities was $352.2 million in 2010, which compares with $214.4 million in 2009. The factors that affect our cash provided by operating activities have been significantly impacted by the acquisition of Tommy Hilfiger. In the future, we expect that our cash provided by operating activities will generally increase by a significant amount and our historical cash flow patterns will change significantly as a result of the acquisition.

Capital Expenditures

Our capital expenditures in 2010 were $101.0 million compared to $23.9 million expended in 2009. This increase was due principally to investments in the Tommy Hilfiger business and our corporate infrastructure to support our expanded operations. Additionally, 2009 spending was at reduced levels due to the overall economic environment. We currently expect capital expenditures in 2011 to be approximately $200.0 million.

Contingent Purchase Price Payments

In connection with our acquisition of Calvin Klein, we are obligated to pay Mr. Calvin Klein contingent purchase price payments based on 1.15% of total worldwide net sales (as defined in the agreement governing this acquisition, as amended) of products bearing any of the *Calvin Klein* brands with respect to sales made through February 12, 2018. A significant portion of the sales on which the payments to Mr. Klein are made are wholesale sales by us and our licensees and other partners to retailers. Such contingent purchase price payments totaled $43.7 million in 2010. We currently expect that such payments will be between $46 million and $48 million in 2011.

Acquisitions

Tommy Hilfiger Acquisition

We completed our acquisition of Tommy Hilfiger on May 6, 2010. We paid $2,485.8 million in cash and issued 7.9 million shares of our common stock, valued at $475.6 million, as consideration for the acquisition, for total consideration of approximately $3.0 billion. In addition, we entered into foreign currency forward exchange contracts to purchase €1.55 billion in connection with the acquisition to hedge against our exposure to changes in the exchange rate for the Euro, as a portion of the cash component of the purchase price was denominated in Euros. We settled the foreign currency forward exchange contracts at a loss of $140.5 million on May 6, 2010 in connection with completing the acquisition.

We funded the cash portion and related costs of the Tommy Hilfiger acquisition with cash on hand and the net proceeds of the following activities: (i) the sale of 5.8 million shares of our common stock; (ii) the issuances of an aggregate of 8,000 shares of Series A convertible preferred stock for an aggregate gross purchase price of $200.0 million; (iii) the issuance of $600.0 million of 7 3/8% senior notes due 2020; and (iv) the borrowing of $1.9 billion of term loans under new credit facilities. Please refer to the discussion below for further detail on these activities.

Tommy Hilfiger Handbag License Acquisition

On June 14, 2010, we entered into an agreement to reacquire from a licensee, prior to the expiration of the license, the rights to distribute *Tommy Hilfiger* handbags outside of the United States. The effective date of the transfer of the rights was December 31, 2010. In connection with this transaction, we made a payment of $7.3 million, based on the applicable exchange rate in effect on the acquisition date, to the former licensee during the second quarter of 2010. Please refer to the section entitled "Acquisition of Tommy Hilfiger Handbag License" in Note 2, "Acquisitions," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a further discussion.

Common Stock Offering

We sold 5.8 million shares of our common stock on April 28, 2010 for net proceeds, after commissions, discounts and related fees and expenses of $364.5 million, which were used to fund a portion of the purchase price for the Tommy Hilfiger acquisition.

Series A Convertible Preferred Stock Issuance

On May 6, 2010, we sold an aggregate of 8,000 shares of Series A convertible preferred stock, par value $100.00 per share, for an aggregate gross purchase price of $200.0 million. We received net proceeds of $188.6 million in connection with this issuance, which were used to fund a portion of the purchase price for the Tommy Hilfiger acquisition. The Series A convertible preferred stock has a liquidation preference of $25,000 per share and is convertible at a price of $47.74 into 4.2 million shares of common stock. The conversion price was established in a definitive agreement, which formed a binding commitment with the preferred stockholders in March 2010, and is subject to equitable adjustment in the event of us taking certain actions, including stock splits, stock dividends, mergers, consolidations or other capital reorganizations. The Series A convertible preferred stock is not subject to mandatory redemption nor is it redeemable, in whole or in part, by us at our option or that of any holder. The holders of the Series A convertible preferred stock are entitled to vote and participate in dividends with the holders of our common stock on an as-converted basis.

Dividends

Our common stock currently pays annual dividends totaling $0.15 per share. Our Series A convertible preferred stock participates in common stock dividends on an as-converted basis. Dividends on common and preferred stock totaled $10.0 million for the full year 2010.

We currently project that cash dividends on our common stock in 2011 will be approximately $10.5 million to $11.0 million based on our current dividend rate, the number of shares of our common stock outstanding at January 30, 2011 and our estimates of stock to be issued during 2011 under our stock incentive plans.

Financing Arrangements

Our capital structure as of January 30, 2011 was as follows:

(in millions)	
Short-term borrowings	$ 4.9
Long-term debt	2,364.0
Stockholders' equity	2,442.6

In addition, we had $498.7 million of cash and cash equivalents as of January 30, 2011.

Short-Term Borrowings

One of our subsidiaries has a Yen-denominated overdraft facility with a Japanese bank, which provides for borrowings of ¥1,000.0 million (approximately $12.2 million based on the Yen to United States dollar exchange rate in effect on January 30, 2011) and is utilized to fund working capital. Borrowings under the facility are unsecured and bear interest at the one month Japanese inter-bank borrowing rate ("TIBOR") plus 0.15%. Such facility matures on July 19, 2011 and renews automatically unless we give notice of termination. The outstanding balance was ¥400.0 million ($4.9 million based on the Yen to United States dollar exchange rate in effect on January 30, 2011) as of January 30, 2011 with the balance of ¥600.0 million ($7.3 million based on the Yen to United States dollar exchange rate in effect on January 30, 2011) remaining undrawn under the facility. The weighted average interest rate on the funds borrowed at January 30, 2011 was 0.33%. The maximum amount of borrowings outstanding under this facility during the year ended January 30, 2011 was approximately $8.5 million.

Tender for and Redemption of 2011 Notes and 2013 Notes

We commenced tender offers on April 7, 2010 for (i) all of the $150.0 million outstanding principal amount of our notes due 2011; and (ii) all of the $150.0 million outstanding principal amount of our notes due 2013. The tender offers expired on May 4, 2010. On May 6, 2010, we accepted for purchase all of the notes tendered and made payment to tendering holders and called for redemption all of the balance of our outstanding 7 1/4% senior notes due 2011 and all of the balance of our outstanding 8 1/8% senior notes due 2013. The redemption prices of the notes due 2011 and 2013 were 100.000% and 101.354%, respectively, of the outstanding aggregate principal amount of the applicable note, plus accrued and unpaid interest thereon to the redemption date. On May 6, 2010, we made an irrevocable payment, including accrued and unpaid interest, to the trustee for the notes due 2011 and 2013. As a result, such indentures were satisfied and effectively discharged as of May 6, 2010.

7 3/8% Senior Notes Due 2020

Our $600.0 million 7 3/8% senior notes, which we issued on May 6, 2010 under an indenture dated as of May 6, 2010, are due May 15, 2020. Interest on the 7 3/8% notes is payable semi-annually in arrears.

We may redeem some or all of these notes on or after May 15, 2015 at specified redemption prices. We may redeem some or all of these notes at any time prior to May 15, 2015 by paying a "make whole" premium. In addition, we may also redeem up to 35% of these notes prior to May 15, 2013 with the net proceeds of certain equity offerings.

Senior Secured Credit Facility

Our senior secured credit facility, which we entered into on May 6, 2010, consists of a Euro-denominated term loan A facility, a United States dollar-denominated term loan A facility, a Euro-denominated term loan B facility, a United States dollar-denominated term loan B facility, a United States dollar-denominated revolving credit facility and two multi-currency (one United States dollar and Canadian dollar, and the other Euro, Japanese Yen and British Pound) revolving credit facilities. We borrowed $1.9 billion of term loans on May 6, 2010 and made voluntary repayments of $250.0 million on these term loans during 2010. As of January 30, 2011, we had an aggregate of $1.7 billion of borrowings under the term loan facilities outstanding (based on the applicable exchange rates in effect on January 30, 2011). As of January 30, 2011 the credit facility provided for approximately $455 million of revolving credit (based on the applicable exchange rates in effect on January 30, 2011), under which we had no revolving credit borrowings and $138 million of letters of credit outstanding as of January 30, 2011.

Subsequent to year-end, we entered into an amended and restated senior secured credit facility, which amended the credit facility we entered into in May 2010 in connection with the Tommy Hilfiger acquisition. The amended facility provides reduced borrowing spreads and fees, as well as additional flexibility with respect to the application of voluntary prepayments. The full benefit of the reduction in borrowing spreads and fees is not expected to be realized, as we currently intend to enter into contracts to swap a portion of our variable rate debt into fixed rate debt for the intended purpose of reducing our exposure to interest rate volatility. The amended facility extends the maturity of the term loan A facilities and the revolving loan facilities from May 2015 to January 2016. The maturity of the term loan B facilities remains in May 2016.

The amended facility consists of United States dollar-denominated and Euro-denominated term loan facilities in an aggregate amount of approximately $1,040 million and approximately €347 million, respectively, and revolving credit in the aggregate amount of approximately $450 million, based on the applicable exchange rates in effect as of the date of the amendment (including a United States dollar facility and two multi-currency facilities, one United States dollar and Canadian dollar, and the other Euro, Japanese Yen and British Pound). The revolving credit facilities remained undrawn upon the closing of the amended credit facility (with only letters of credit outstanding). In connection with the closing of the amended facility, we voluntarily prepaid approximately $150 million of borrowings with cash on hand, which we had previously announced we intended to use for such purpose. The aggregate amount outstanding under the amended facility is the same as the aggregate amount outstanding under the credit facility prior to the amendment and restatement, other than with respect to the approximately $150 million voluntary prepayment, and reflects a total reduction by approximately $400 million of the amount initially borrowed at the time of the Tommy Hilfiger acquisition closing.

The terms of each of the term loan A and B facilities contain a mandatory repayment schedule on a quarterly basis, such that the total annual repayments are as follows:

	Term Loan	
	A	B
Amended and restated borrowings on March 2, 2011, based on the applicable exchange rate at that date	$759,804	$759,411
Percentage required to be repaid for the annual period ending May 6:		
2012	5%	1%
2013	10%	1%
2014	15%	1%
2015	25%	1%
2016	45%	96%

The outstanding borrowings under the amended facility are prepayable without penalty (other than customary breakage costs). The terms of the amended facility require us to repay certain amounts outstanding thereunder with (a) net cash proceeds of the incurrence of certain indebtedness, (b) net cash proceeds of certain asset sales or other dispositions (including as a result of casualty or condemnation) that exceed certain thresholds, to the extent such proceeds are not reinvested in the business in accordance with customary reinvestment provisions and (c) a percentage of excess cash flow, which percentage is based upon our leverage ratio during the relevant fiscal period.

The United States dollar-denominated borrowings under the amended facility bear interest at a rate equal to an applicable margin plus, as determined at our option, either (a) a base rate determined as the highest of (i) the prime rate, (ii) the United States federal funds rate plus 1/2 of 1% and (iii) a one-month adjusted Eurocurrency rate plus 1% (provided that, in the case of the term loan B facility, in no event will the base rate be deemed to be less than 1.75%) or (b) an adjusted Eurocurrency rate, calculated in a manner set forth in the amended facility (provided that, in the case of the term loan B facility, in no event will the adjusted Eurocurrency rate be deemed to be less than 0.75%).

Canadian dollar-denominated borrowings under the amended facility bear interest at a rate equal to an applicable margin plus, as determined at our option, either (a) a Canadian prime rate determined by reference to the greater of (i) the average of the rates of interest per annum equal to the per annum rate of interest quoted, published and commonly known in Canada as the "prime rate" or which Royal Bank of Canada establishes at its main office in Toronto, Ontario as the reference rate of interest in order to determine interest rates for loans in Canadian dollars to its Canadian borrowers and (ii) the sum of (x) the average of the rates per annum for Canadian dollar bankers' acceptances having a term of one month that appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Toronto time) on the date of determination, as reported by the administrative agent (and if such screen is not available, any successor or similar service as may be selected by the administrative agent), and (y) 1%, or (b) an adjusted Eurocurrency rate, calculated in a manner set forth in the amended facility.

The borrowings under the amended facility in currencies other than United States dollars or Canadian dollars bear interest at a rate equal to an applicable margin plus an adjusted Eurocurrency rate, calculated in a manner set forth in the amended facility (provided that, in the case of the term loan B facility, in no event will the adjusted Eurocurrency rate be deemed to be less than 0.75%).

The initial applicable margins will be (a) in the case of the United States dollar-denominated term loan A facility, 2.50% for adjusted Eurocurrency rate loans and 1.50% for base rate loans, as applicable, (b) in the case of the United States dollar-denominated term loan B facility, 2.75% for adjusted Eurocurrency rate loans and 1.75% for base rate loans, as applicable, (c) in the case of the Euro-denominated term loan A facility, 2.75%, (d) in the case of the Euro-denominated term loan B facility, 3.00% and (e) in the case of the revolving credit facilities, (x) for borrowings denominated in United States dollars, 2.50% for adjusted Eurocurrency rate loans and 1.50% for base rate loans, as applicable, (y) for borrowings denominated in Canadian dollars, 2.50% for adjusted Eurocurrency rate loans and 1.50% for Canadian prime rate loans, as applicable, and (z) for borrowings denominated in other currencies, 2.75%. After the date of delivery of the compliance certificate and financial statements with respect to the Company's fiscal quarter ending May 1, 2011, the applicable margin for borrowings under the term loan A facilities and the revolving credit facilities will be adjusted based on the Company's leverage ratio.

Our amended facility contains covenants that restrict our ability to finance future operations or capital needs, to take advantage of other business opportunities that may be in our interest or to satisfy our obligations under our other outstanding debt. These covenants restrict our ability to, among other things:

- incur or guarantee additional debt or extend credit;
- make restricted payments, including paying dividends or making distributions on, or redeeming or repurchasing, our capital stock or certain debt;
- make acquisitions and investments;
- dispose of assets;
- engage in transactions with affiliates;
- enter into agreements restricting our subsidiaries' ability to pay dividends;
- create liens on our assets or engage in sale/leaseback transactions; and
- effect a consolidation or merger, or sell, transfer, lease all or substantially all of our assets.

Our amended facility requires us to comply with certain financial covenants, including maximum leverage, minimum interest coverage and maximum capital expenditures. A breach of any of these operating or financial covenants would result in a default under the applicable facility. If an event of default occurs and is continuing, the lenders could elect to declare all amounts then outstanding, together with accrued interest, to be immediately due and payable which would result in acceleration of our other debt. If we were unable to repay any such borrowings when due, the lenders could proceed against their collateral, which also secures some of our other indebtedness.

We are also subject to similar covenants and restrictions in connection with our other long-term debt agreements.

As of January 30, 2011, we were in compliance with all financial and non-financial covenants.

Contractual Obligations

The following table summarizes, as of January 30, 2011, our contractual cash obligations by future period:

	Payments Due by Period				
Description	**Total Obligations**	**2011**	**2012-2013**	**2014-2015**	**Thereafter**
			(in millions)		
Long-term debt[1]	$ 2,364.4	$ -	$ 147.6	$ 290.2	$1,926.6
Interest payments on long-term debt[1]	910.3	136.3	258.8	234.5	280.7
Short-term borrowings[1]	4.9	4.9	-	-	-
Operating and capital leases[2]	1,703.2	275.9	457.9	346.5	622.9
Inventory purchase commitments[3]	811.5	811.5	-	-	-
Minimum contractual royalty payments[4]	66.0	20.9	31.6	9.2	4.3
Non-qualified supplemental defined benefit plan[5]	32.8	2.3	5.4	5.7	19.4
Severance payments[6]	17.1	16.1	1.0	-	-
Sponsorship payments[7]	46.9	12.2	19.8	13.7	1.2
Other contractual obligations[8]	25.5	9.6	8.4	7.5	-
Total contractual cash obligations	$5,982.6	$1,289.7	$ 930.5	$ 907.3	$2,855.1

(1) At January 30, 2011 we have outstanding $437.8 million of senior secured term loan A facility and $1,226.6 million of senior secured term loan B facility maturing between May 6, 2011 and May 6, 2016 (according to a mandatory repayment schedule and prior to the amendment and restatement of the senior secured term loan facility as discussed above), $600.0 million of 7 3/8% senior unsecured notes due May 15, 2020, $100.0 million of 7 3/4% debentures due November 15, 2023 and $4.9 million of short-term borrowings under our overdraft facility with a Japanese bank. We made voluntary payments on the senior secured term loans during 2010 and are therefore not required to make any mandatory repayments until 2012 under the agreement in effect at January 30, 2011. Our amended and restated senior secured credit facility requires that we make mandatory repayments as discussed above under the subheading "Senior Secured Credit Facility." Interest on the senior secured term loans is payable quarterly and interest on the senior unsecured notes and debentures is payable semi-annually.

(2) Includes retail store, warehouse, showroom, office and equipment operating leases, as well as capital leases. Retail store operating leases generally provide for payment of direct operating costs in addition to rent. The obligation amounts listed include future minimum lease payments and exclude such direct operating costs. Please refer to Note 14, "Leases," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information.

(3) Represents contractual commitments for goods on order and not received or paid for as of January 30, 2011. Substantially all of these goods are expected to be received and the related payments are expected to be made within six months of our fiscal year end. This amount does not include foreign currency exchange forward contracts that we have entered into to manage our exposure to exchange rate changes with respect to certain of these purchases. Please refer to Note 9, "Derivative Financial Instruments," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information.

(4) Our minimum contractual royalty payments arise under numerous license agreements we have with third parties, each of which has different royalty rates and terms. Agreements typically require us to make minimum payments to the licensors of the licensed trademarks based on expected or required minimum levels of sales of licensed products, as well as additional royalty payments when our sales exceed such minimum sales. Certain of our license agreements require that we pay a specified percentage of net sales to the licensor for advertising and promotion of the licensed products, with no minimum amount required to be paid. These amounts, as well as any advertising spending requirements, are excluded from the minimum contractual royalty payments shown in the table. There is no guarantee that we will exceed the minimum payments under any of these license agreements. However, given our projected sales levels for products covered under

these agreements, we currently anticipate that future payments required under our license agreements on an aggregate basis will exceed the contractual minimums shown in the table.

(5) We have an unfunded non-qualified supplemental defined benefit plan covering four current and 16 retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with us, the participant has been in such plan for at least 10 years and has attained age 55. In addition, as a result of our acquisition of Tommy Hilfiger, we also have for certain members of Tommy Hilfiger's domestic senior management a supplemental executive retirement plan, which is a non-qualified unfunded supplemental defined benefit pension plan. Such plan is frozen and, as a result, participants do not accrue additional benefits.

(6) Represents severance payment obligations primarily related to the acquisition and integration of Tommy Hilfiger.

(7) Represents payment obligations for sponsorships, including our sponsorship of the Indy Racing League. We entered into agreements for our *IZOD* brand to be the title sponsor of the newly re-named IZOD IndyCar Series and the official apparel partner of the Indy Racing League and the Indianapolis Motor Speedway. These amounts also include payment obligations relating to our *Van Heusen* brand's sponsorship of the Van Heusen Pro Football Hall of Fame Fan's Choice, obligations related to our naming rights for the IZOD Center sports and entertainment arena, sponsorships of certain professional sports teams and other similar sponsorships.

(8) Represents fixed amounts payable in connection with Tommy Hilfiger's acquisition of a licensee's business in Japan prior to our acquisition of Tommy Hilfiger, which obligations we assumed as of the effective date of our acquisition of Tommy Hilfiger.

Not included in the above table are contingent purchase price payments we are obligated to pay Mr. Calvin Klein based on 1.15% of total worldwide net sales, as defined in the agreement governing the acquisition of Calvin Klein, of products bearing any of the *Calvin Klein* brands and are required to be made with respect to sales made through February 12, 2018. A significant portion of the sales on which the payments to Mr. Klein are made are wholesale sales by us and our licensees and other partners to retailers. Such contingent purchase price payments totaled $43.7 million in 2010.

Not included in the above table are contributions to our defined benefit qualified pension plans, or payments to employees and retirees in connection with our supplemental pension and postretirement health plans. Contractual cash obligations for these plans cannot be determined due to the number of assumptions required to estimate our future benefit obligations, including return on assets, discount rate and future compensation increases. The liabilities associated with these plans are presented in Note 7, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of this report.

Not included in the above table are $136.5 million of net potential cash obligations associated with unrecognized tax benefits due to the uncertainty regarding the future cash outflows associated with such obligations. Please refer to Note 8, "Income Taxes," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information related to unrecognized tax benefits.

Not included in the above table are $6.8 million of asset retirement obligations related to leased office and retail store locations due to the uncertainty of timing of future cash outflows associated with such obligations. Please refer to Note 20, "Other Comments," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information related to asset retirement obligations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have a material current effect, or that are reasonably likely to have a material future effect, on our financial position, changes in financial position, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

MARKET RISK—INTEREST AND EXCHANGE RATE SENSITIVITY

Financial instruments held by us include cash equivalents, short and long-term debt and foreign currency forward exchange contracts. Note 10, "Fair Value Measurements," in the Notes to Consolidated Financial Statements included in Item 8 of this report outlines the fair value of our financial instruments as of January 30, 2011. Cash and cash equivalents held by us are affected by short-term interest rates. Therefore, a change in short-term interest rates would have an impact on our interest income. Due to the currently low rates of return we are receiving on our cash equivalents, the impact of a further decrease in short-term interest rates would not have a material impact on our interest income, while an increase in short-term interest rates could have a more material impact. Given our balance of cash and cash equivalents at January 30, 2011, the effect of a 10 basis point increase in short-term interest rates on our interest income would be approximately $0.5 million annually. During the second quarter of 2010, we entered into, and during 2011 amended and restated, the senior secured credit facility described in Part I, Item 7 of this report under the heading "Senior Secured Credit Facility," which includes facilities denominated in foreign currencies. Due to the fact that certain of our debt is denominated in foreign currency, our interest expense is, and in the future will continue to be, impacted by fluctuations in exchange rates. Borrowings under the credit facility bear interest at a rate equal to an applicable margin plus a variable rate, each of which is determined based on the jurisdiction of such borrowings. As such, our credit facility also exposes us to market risk for changes in interest rates. Given our debt position and the Euro to United States dollar exchange rate at March 2, 2011 (the effective date of the amendment and restatement of our senior secured credit facility), the effect of a 10 basis point increase in interest rates on our interest expense would be approximately $1.1 million annually and the effect of a 5% increase in the exchange rate on our interest expense would be $0.9 million annually. We currently intend to enter into contracts to swap a portion of our variable rate debt into fixed rate debt for the intended purpose of reducing our exposure to interest rate volatility.

Our exposure to fluctuations in foreign currency exchange rates has increased significantly as a result of the acquisition of Tommy Hilfiger, as the Tommy Hilfiger business has a substantial international component. Accordingly, the impact of a strengthening United States dollar, particularly against the Euro, the Japanese Yen and the Canadian dollar, will have a significantly larger negative impact on our results of operations than prior to the acquisition of Tommy Hilfiger. Our Tommy Hilfiger business purchases the majority of the products that it sells in United States dollars, which exposes the international Tommy Hilfiger business to foreign exchange risk as the United States dollar fluctuates. As such, we currently use and plan to continue to use foreign currency forward exchange contracts or other derivative instruments to mitigate the cash flow or market value risks associated with United States dollar denominated purchases by the Tommy Hilfiger business.

We are also exposed to market risk for changes in exchange rates for the United States dollar in connection with our licensing businesses, particularly our Calvin Klein business. Most of our license agreements require the licensee to report sales to us in the licensee's local currency but to pay us in United States dollars based on the exchange rate as of the last day of the contractual selling period. Thus, while we are not exposed to exchange rate gains and losses between the end of the selling period and the date we collect payment, we are exposed to exchange rate changes during and up to the last day of the selling period. In addition, certain of our other foreign license agreements expose us to exchange rate changes up to the date we collect payment or convert local currency payments into United States dollars. As a result, during times of a strengthening United States dollar, our foreign royalty revenue will be adversely impacted, and during times of a weakening United States dollar, our foreign royalty revenue will be favorably impacted.

SEASONALITY

Our business generally follows a seasonal pattern. Our wholesale businesses tend to generate higher levels of sales and income in the first and third quarters, while our retail businesses tend to generate higher levels of sales and income in the fourth quarter. Royalty, advertising and other revenue tends to be earned somewhat evenly throughout the year, although the third quarter has the highest level of royalty revenue due to higher sales by licensees in advance of the holiday selling season.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance to amend the manner in which entities evaluate whether to consolidate variable interest entities, as well as when to make these evaluations. The guidance also requires additional disclosures about an entity's involvement in variable interest entities. We adopted this guidance beginning in 2010. The adoption did not have a material impact on our consolidated results of operations or financial position.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are outlined in Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in Item 8 of this report. We believe that the following are the more critical judgmental areas in the application of our accounting policies that currently affect our financial position and results of operations:

Sales allowances and returns—We have arrangements with many of our department and specialty store customers to support their sales of our products. We establish accruals which, based on a review of the individual customer arrangements and the expected performance of our products in their stores, we believe will be required to satisfy our sales allowance obligations. We also establish accruals, which are based on historical data and authorized amounts, that we believe are necessary to provide for inventory returns. It is possible that the accrual estimates could vary from actual results, which would require adjustment to the allowance and returns accruals.

Inventories—Inventories related to our wholesale operations and international retail operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to our North American retail operations, comprised entirely of finished goods, are stated at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value of inventories. Permanent and point of sale markdowns, when recorded, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Based on a review of current business trends, inventory agings and discontinued merchandise categories, a further adjustment to inventory is recorded to reflect additional markdowns, which are estimated to be necessary to liquidate existing clearance inventories and reduce inventories to the lower of cost or market. We believe that all inventory writedowns required at January 30, 2011 have been recorded. If market conditions were to change, it is possible that the required level of inventory reserves would need to be adjusted.

Asset impairments—During 2010 and 2009, we determined that the long-lived assets in certain of our outlet retail stores and other locations were not recoverable, which resulted in us recording impairment charges. In order to calculate the impairment charges, we estimated the undiscounted future cash flows and the related fair value of each asset. The undiscounted future cash flows for each asset were estimated using current sales trends and other factors. If different assumptions had been used for future sales trends, the recorded impairment charges could have been significantly higher or lower. Note 15, "Activity Exit Costs and Asset Impairments," in the Notes to Consolidated Financial Statements included in Item 8 of this report includes a further discussion of the circumstances surrounding the impairments and the assumptions related to the impairment charges.

Allowance for doubtful accounts—Accounts receivable, as presented on our Consolidated Balance Sheets, is net of an allowance for doubtful accounts. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectibility based on historic trends, the financial position of our customers and an evaluation of economic conditions. Because we cannot predict future changes in economic conditions and in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and could impact our allowance for doubtful accounts.

Income taxes—Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. FASB guidance on accounting for income taxes requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience and expectations of future taxable income by taxing jurisdiction, the carryforward periods available to us for tax reporting purposes and other relevant factors. The actual realization of deferred tax assets may differ significantly from the amounts we have recorded.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, we do not recognize any portion of that benefit in the financial statements. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Our actual results could differ materially from our current estimates.

Goodwill and other intangible assets—Goodwill and other indefinite-lived intangible assets are tested for impairment based on fair value. These tests are performed annually, at the beginning of the third quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. A reporting unit is defined as an operating segment or one level below an operating segment, called a component. However, two or more components of an operating segment will be aggregated and deemed a single reporting unit if the components have similar operating characteristics.

We calculate the fair value of goodwill and intangible assets using a discounted cash flow method. The discounted cash flow method is based on the present value of projected cash flows. Assumptions used in these cash flow projections are generally consistent with our internal forecasts. The estimated cash flows are discounted using a rate that represents the weighted average cost of capital. The weighted average cost of capital is based on a number of variables, including the equity-risk premium and risk-free interest rate. The fair value of all reporting units is reconciled to our market capitalization using an estimated control premium. Management believes the assumptions used for the impairment tests are consistent with those that would be utilized by a market participant performing similar valuations for our reporting units. The projected cash flows and weighted average cost of capital may be impacted by adverse changes in market and economic conditions and are subject to change based on the facts and circumstances that exist at the time of the valuation. No impairment of goodwill or other intangible assets resulted from our impairment tests in 2010. If different assumptions for future discounted cash flows and allocation of net assets to our reporting units had been applied, significantly different results of our goodwill impairment tests could have resulted.

Pension benefits—Included in the calculations of expense and liabilities for our pension plans are various assumptions, including return on assets, discount rate and future compensation increases. Note 7, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of this report sets forth the significant rate assumptions used in performing certain calculations related to our pension plans. Actual results could differ from these assumptions, which would require adjustments to our balance sheet and could result in volatility in our future pension expense.

Stock-based compensation—Accounting for stock-based compensation requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. We use the Black-Scholes-Merton option pricing model to determine the fair value of our stock options. This model uses assumptions that include the risk free interest rate, expected volatility, expected dividend yield and expected life of the options. The fair value of restricted stock units and restricted stock are determined based on the quoted price of our common stock on the date of grant. The fair value of contingently issuable performance shares is based on the quoted price of our common stock on the date of grant, reduced for the present value of any dividends expected to be paid on our common stock during the performance cycle, as the contingently issuable performance shares do not accrue dividends prior to being earned. We record expense for contingently issuable performance shares based on our current expectations of the probable number of shares that will ultimately be issued. The value of our stock-based awards is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results and future estimates may differ substantially from our current estimates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information with respect to Quantitative and Qualitative Disclosures About Market Risk appears under the heading "Market Risk—Interest and Exchange Rate Sensitivity" in Item 7.

Item 8. Financial Statements and Supplementary Data

See page F-1 of this report for a listing of the consolidated financial statements and supplementary data included in this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's report on internal control over financial reporting and our independent registered public accounting firm's audit report on our assessment of our internal control over financial reporting can be found on pages F-52 and F-53.

On May 6, 2010, we completed our acquisition of Tommy Hilfiger. As the acquisition occurred during the second quarter of 2010, management excluded the Tommy Hilfiger business from its assessment of internal control over financial reporting.

As of January 30, 2011 and for the fiscal year ended January 30, 2011, total assets and total revenue of Tommy Hilfiger represented 64% and 42%, respectively, of our consolidated assets and revenue.

Changes in Internal Control over Financial Reporting

We did not identify any changes in our internal control over financial reporting during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to Directors of the Registrant is incorporated herein by reference to the section entitled "Election of Directors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 23, 2011. Information with respect to compliance by our officers and directors with Section 16(a) of the Securities Exchange Act is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement for the Annual Meeting of Stockholders to be held on June 23, 2011. Information with respect to our executive officers is contained in the section entitled "Executive Officers of the Registrant" in Part I, Item 1 of this report. Information with respect to the procedure by which security holders may recommend nominees to our Board of Directors and with respect to our Audit Committee, our Audit Committee Financial Expert and our Code of Ethics is incorporated herein by reference to the section entitled "Election of Directors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 23, 2011.

Item 11. Executive Compensation

Information with respect to Executive Compensation is incorporated herein by reference to the sections entitled "Executive Compensation," "Compensation Committee Report," "Compensation Discussion and Analysis" and "Compensation Committee Interlocks and Insider Participation" in our proxy statement for the Annual Meeting of Stockholders to be held on June 23, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to the Security Ownership of Certain Beneficial Owners and Management and Equity Compensation Plan Information is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our proxy statement for the Annual Meeting of Stockholders to be held on June 23, 2011.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to Certain Relationships and Related Transactions and Director Independence is incorporated herein by reference to the sections entitled "Election of Directors" and "Director Compensation" in our proxy statement for the Annual Meeting of Stockholders to be held on June 23, 2011.

Item 14. Principal Accounting Fees and Services

Information with respect to Principal Accounting Fees and Services is incorporated herein by reference to the section entitled "Ratification of the Appointment of Auditors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 23, 2011.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) See page F-1 for a listing of the consolidated financial statements included in Item 8 of this report.

(a)(2) See page F-1 for a listing of consolidated financial statement schedules submitted as part of this report.

(a)(3) The following exhibits are included in this report:

Exhibit Number	
2.1	Stock Purchase Agreement, dated December 17, 2002, among Phillips-Van Heusen Corporation, Calvin Klein, Inc., Calvin Klein (Europe), Inc., Calvin Klein (Europe II) Corp., Calvin Klein Europe S.r.l., CK Service Corp., Calvin Klein, Barry Schwartz, Trust for the Benefit of the Issue of Calvin Klein, Trust for the Benefit of the Issue of Barry Schwartz, Stephanie Schwartz-Ferdman and Jonathan Schwartz (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on December 20, 2002). The registrant agrees to furnish supplementally a copy of any omitted schedules to the Commission upon request.
2.2	Purchase Agreement, dated as of March 15, 2010, by and among Tommy Hilfiger Corporation, Tommy Hilfiger B.V., Tommy Hilfiger Holding S.á.r.l, Stichting Administratiekantoor Elmira, Phillips-Van Heusen Corporation, Prince 2 B.V. and, solely for the purpose of certain sections thereof, Asian and Western Classics B.V. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q, filed June 10, 2010).
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 5 to our Annual Report on Form 10-K for the fiscal year ended January 29, 1977).
3.2	Amendment to Certificate of Incorporation, filed June 27, 1984 (incorporated by reference to Exhibit 3B to our Annual Report on Form 10-K for the fiscal year ended February 3, 1985).
3.3	Certificate of Designation of Series A Cumulative Participating Preferred Stock, filed June 10, 1986 (incorporated by reference to Exhibit A of the document filed as Exhibit 3 to our Quarterly Report on Form 10-Q for the period ended May 4, 1986).
3.4	Amendment to Certificate of Incorporation, filed June 2, 1987 (incorporated by reference to Exhibit 3(c) to our Annual Report on Form 10-K for the fiscal year ended January 31, 1988).
3.5	Amendment to Certificate of Incorporation, filed June 1, 1993 (incorporated by reference to Exhibit 3.5 to our Annual Report on Form 10-K for the fiscal year ended January 30, 1994).
3.6	Amendment to Certificate of Incorporation, filed June 20, 1996 (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the period ended July 28, 1996).
3.7	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Phillips-Van Heusen Corporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on February 26, 2003).
3.8	Corrected Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Phillips-Van Heusen Corporation, dated April 17, 2003 (incorporated by reference to Exhibit 3.9 to our Annual Report on Form 10-K for the fiscal year ended February 2, 2003).
3.9	Certificate of Amendment of Certificate of Incorporation, filed June 29, 2006 (incorporated by reference to Exhibit 3.9 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).
3.10	Certificate Eliminating Reference to Series B Convertible Preferred Stock from Certificate of Incorporation of Phillips-Van Heusen Corporation, filed June 12, 2007 (incorporated by reference to Exhibit 3.10 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).
3.11	Certificate Eliminating Reference To Series A Cumulative Participating Preferred Stock From Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K, filed on September 28, 2007).
3.12	Certificate of Designations of Series A Convertible Preferred Stock of Phillips-Van Heusen Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed May 12, 2010).

3.13 By-Laws of Phillips-Van Heusen Corporation, as amended through April 30, 2009 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on May 5, 2009).

4.1 Specimen of Common Stock certificate (incorporated by reference to Exhibit 4 to our Annual Report on Form 10-K for the fiscal year ended January 31, 1981).

4.2 Indenture, dated as of November 1, 1993, between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.01 to our Registration Statement on Form S-3 (Reg. No. 33-50751) filed on October 26, 1993).

4.3 First Supplemental Indenture, dated as of October 17, 2002 to Indenture dated as of November 1, 1993 between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.15 to our Quarterly Report on Form 10-Q for the period ended November 3, 2002).

4.4 Second Supplemental Indenture, dated as of February 12, 2002 to Indenture, dated as of November 1, 1993, between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K, filed on February 26, 2003).

4.5 Third Supplemental Indenture, dated as of May 6, 2010, between Phillips-Van Heusen Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.16 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

4.6 Securities Purchase Agreement, dated as of March 15, 2010, by and among Phillips-Van Heusen Corporation, LNK Partners, L.P. and LNK Partners (Parallel), L.P. (incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2010).

4.7 Securities Purchase Agreement, dated as of March 15, 2010, by and between Phillips-Van Heusen Corporation and MSD Brand Investments, LLC (incorporated by reference to Exhibit 4.11 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2010).

4.8 Stockholders Agreement, dated as of May 6, 2010, by and among Phillips-Van Heusen Corporation, Tommy Hilfiger Holding S.a.r.l, Stichting Administratiekantoor Elmira, Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. and Apax US VII, L.P. (incorporated by reference to Exhibit 4.11 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

4.9 Amendment to Stockholders Agreement, dated as of June 8, 2010 to Stockholders Agreement, dated as of May 6, 2010, by and among Phillips-Van Heusen Corporation, Tommy Hilfiger Holding S.a.r.l, Stichting Administratiekantoor Elmira, Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. and Apax US VII, L.P. (incorporated by reference to Exhibit 4.12 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

4.10 Stockholders Agreement, dated as of May 6, 2010, by and among Phillips-Van Heusen Corporation, LNK Partners, L.P. and LNK Partners (Parallel), L.P. (incorporated by reference to Exhibit 4.13 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

4.11 Stockholder Agreement, dated as of May 6, 2010, by and between Phillips-Van Heusen Corporation and MSD Brand Investments, LLC. (incorporated by reference to Exhibit 4.14 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

4.12 Indenture, dated as of May 6, 2010, between Phillips-Van Heusen Corporation and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.15 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

*10.1 Phillips-Van Heusen Corporation Capital Accumulation Plan (incorporated by reference to our Current Report on Form 8-K, filed on January 16, 1987).

*10.2 Phillips-Van Heusen Corporation Amendment to Capital Accumulation Plan (incorporated by reference to Exhibit 10(n) to our Annual Report on Form 10-K for the fiscal year ended February 2, 1987).

*10.3 Form of Agreement amending Phillips-Van Heusen Corporation Capital Accumulation Plan with respect to individual participants (incorporated by reference to Exhibit 10(1) to our Annual Report on Form 10-K for the fiscal year ended January 31, 1988).

*10.4 Form of Agreement amending Phillips-Van Heusen Corporation Capital Accumulation Plan with respect to individual participants (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the period ended October 29, 1995).

*10.5 Phillips-Van Heusen Corporation Supplemental Defined Benefit Plan, dated January 1, 1991, as amended and restated effective as of January 1, 2005 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended November 4, 2007).

*10.6 Phillips-Van Heusen Corporation Supplemental Savings Plan, effective as of January 1, 1991 and amended and restated effective as of January 1, 2005 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended November 4, 2007).

*10.7 Phillips-Van Heusen Corporation 1997 Stock Option Plan, effective as of April 29, 1997, as amended through September 21, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended October 29, 2006).

*10.8 Phillips-Van Heusen Corporation 1997 Stock Option Plan option certificate (incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2005).

*10.9 Phillips-Van Heusen Corporation 2000 Stock Option Plan, effective as of April 27, 2000, as amended through September 21, 2006 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended October 29, 2006).

*10.10 Phillips-Van Heusen Corporation 2000 Stock Option Plan option certificate (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2005).

*10.11 Phillips-Van Heusen Corporation 2003 Stock Option Plan, effective as of May 1, 2003, as amended through September 21, 2006 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended October 29, 2006).

*10.12 Phillips-Van Heusen Corporation 2003 Stock Option Plan option certificate (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2005).

*10.13 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Emanuel Chirico (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.14 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Allen Sirkin (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.15 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Francis K. Duane (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.16 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and P. Thomas Murry (incorporated by reference to Exhibit 10.28 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.17 Second Amended and Restated Employment Agreement, dated as of December 23, 2008, between Phillips-Van Heusen Corporation and Michael Shaffer (incorporated by reference to Exhibit 10.30 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

10.18 Stock Purchase Agreement, dated as of December 20, 2005, by and among Warnaco, Inc., Fingen Apparel N.V., Fingen S.p.A., Euro Cormar S.p.A. and Calvin Klein, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on December 22, 2005).

*10.19 Phillips-Van Heusen Corporation Performance Incentive Bonus Plan, as amended and restated effective October 18, 2010, (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on October 21, 2010).

*10.20 Phillips-Van Heusen Corporation Long-Term Incentive Plan, as amended and restated effective April 30, 2009, giving effect to provisions approved by stockholders on June 25, 2009 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, filed on July 1, 2009).

*10.21 Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, as amended and restated effective June 25, 2009 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 1, 2009).

*10.22 Form of Stock Option Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on June 16, 2006); Revised Form of Stock Option Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).

10.23 Asset Purchase Agreement, dated October 11, 2006, among Phillips-Van Heusen Corporation, Superba, Inc. and A. Mervyn Mandelbaum (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K/A, filed on October 13, 2006).

*10.24 Form of Stock Option Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on April 11, 2007); Revised Form of Stock Option Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).

*10.25 Form of Restricted Stock Unit Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on April 11, 2007); Revised Form of Restricted Stock Unit Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Corporation Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007); Revised Form of Restricted Stock Unit Award Agreement for Employees under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended August 3, 2008); Revised Form of Restricted Stock Unit Award Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of September 24, 2008 (incorporated by reference to Exhibit 10.39 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.26 Restricted Stock Unit Award Agreement, dated July 1, 2008, between Phillips-Van Heusen Corporation and Allen Sirkin (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on July 3, 2008).

*10.27 Form of Restricted Stock Unit Award Agreement for Special Grants to Allen Sirkin (incorporated by reference to Exhibit 10.38 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.28 Form of Amendment to Outstanding Restricted Stock Unit Award Agreements with Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, dated November 19, 2008 (incorporated by reference to Exhibit 10.40 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.29 Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 8, 2007); Revised Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 4, 2008); Revised Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of December 16, 2008 (incorporated by reference to Exhibit 10.42 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.30 Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of July 1, 2008 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended August 3, 2008); Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of September 24, 2008 (incorporated by reference to Exhibit 10.45 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.31 Form of Amendment to Outstanding Restricted Stock Unit Award Agreements with Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, dated November 19, 2008 (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.32 Form of Restricted Stock Unit Agreement between Phillips-Van Heusen and Emanuel Chirico (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K, filed on July 1, 2009).

10.33 Credit and Guaranty Agreement, dated as of May 6, 2010, among Phillips-Van Heusen Corporation, Tommy Hilfiger B.V., certain subsidiaries of Phillips-Van Heusen Corporation, Barclays Bank PLC as Administrative Agent and Collateral Agent, Barclays Capital as Joint Lead Arranger and Joint Lead Bookrunner, Deutsche Bank Securities Inc. as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, Banc of America Securities LLC as Joint Lead Bookrunner and Co-Documentation Agent, Credit Suisse Securities (USA) LLC as Joint Lead Bookrunner and Co-Documentation Agent, and RBC Capital Markets as Joint Lead Bookrunner and Co-Documentation Agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q/A for the period ended August 1, 2010 filed on October 29, 2010).***

10.34 First Amendment to Credit and Guaranty Agreement, dated as of July 26, 2010 to Credit and Guaranty Agreement, dated as of May 6, 2010, among Phillips-Van Heusen Corporation, Tommy Hilfiger B.V., certain subsidiaries of Phillips-Van Heusen Corporation, Barclays Bank PLC as Administrative Agent and Collateral Agent, Barclays Capital as Joint Lead Arranger and Joint Lead Bookrunner, Deutsche Bank Securities Inc. as Joint Lead Arranger, Joint Lead Bookrunner and Syndication Agent, Banc of America Securities LLC as Joint Lead Bookrunner and Co-Documentation Agent, Credit Suisse Securities (USA) LLC as Joint Lead Bookrunner and Co-Documentation Agent, and RBC Capital Markets as Joint Lead Bookrunner and Co-Documentation Agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

*10.35 Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of June 24, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

10.36 Schedule of Non-Management Directors' Fees, effective June 24, 2010 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

*10.37 First Amendment to Second Amended and Restated Employment Agreement, dated as of January 29, 2010, between Phillips-Van Heusen Corporation and Emanuel Chirico (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2010).

*10.38 First Amendment to Second Amended and Restated Employment Agreement, dated as of January 29, 2010, between Phillips-Van Heusen Corporation and Allen Sirkin (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2010).

*10.39 First Amendment to Second Amended and Restated Employment Agreement, dated as of January 29, 2010, between Phillips-Van Heusen Corporation and Francis K. Duane (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2010).

*10.40 First Amendment to Second Amended and Restated Employment Agreement, dated as of January 29, 2010, between Calvin Klein, Inc. and Paul Thomas Murry (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2010).

*10.41 Second Amendment to Second Amended and Restated Employment Agreement, dated as of May 27, 2010, between Phillips-Van Heusen Corporation and Emanuel Chirico (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010).

*10.42 Second Amendment to Second Amended and Restated Employment Agreement, dated December 28, 2010, between Phillips-Van Heusen Corporation and Allen Sirkin (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 28, 2010).

*10.43 Third Amendment to Second Amended and Restated Employment Agreement, dated January 28, 2011, between Phillips-Van Heusen Corporation and Emanuel Chirico (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed January 28, 2011).

*10.44 First Amendment to Second Amended and Restated Employment Agreement, dated January 28, 2011, between Phillips-Van Heusen Corporation and Michael Shaffer (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed January 28, 2011).

*10.45 Second Amendment to Second Amended and Restated Employment Agreement, dated January 28, 2011, between Phillips-Van Heusen Corporation and Francis K. Duane (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed January 28, 2011).

*10.46 Second Amendment to Second Amended and Restated Employment Agreement, dated January 28, 2011, between Calvin Klein, Inc. and Paul Thomas Murry (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed January 28, 2011).

*+10.47 Employment Agreement, dated as of May 6, 2010, between Tommy Hilfiger Group, B.V. and Fred Gehring.

*+10.48 Addendum to Employment Agreement, dated as of December 31, 2010, between Tommy Hilfiger Group, B.V. and Fred Gehring.

+21 Phillips-Van Heusen Corporation Subsidiaries.

+23 Consent of Independent Registered Public Accounting Firm.

+31.1 Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.

+31.2 Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.

+32.1 Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.

+32.2 Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.

**+101.INS XBRL Instance Document

**+101.SCH XBRL Taxonomy Extension Schema Document

**+101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

**+101.DEF XBRL Taxonomy Extension Definition Linkbase Document

**+101.LAB XBRL Taxonomy Extension Label Linkbase Document

**+101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

---

+ Filed or furnished herewith.

* Management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this report.

** As provided in Rule 406T of Regulation S-T, this information is deemed furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

*** Certain Confidential Information contained in this Exhibit was omitted, pursuant to the grant of confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended, by means of redacting portions of the text and replacing each of the redacted portions with an asterisk. A complete copy of this Exhibit has been previously filed separately with the Secretary of the Securities and Exchange Commission without the redaction.

Exhibits 32.1 and 32.2 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that Section. Such exhibits shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(b) Exhibits: See (a)(3) above for a listing of the exhibits included as part of this report.

(c) Financial Statement Schedules: See page F-1 for a listing of the consolidated financial statement schedules submitted as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2011

PHILLIPS-VAN HEUSEN CORPORATION

By: /s/ EMANUEL CHIRICO
Emanuel Chirico
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ EMANUEL CHIRICO Emanuel Chirico	Chairman and Chief Executive Officer (Principal Executive Officer)	March 30, 2011
/s/ MICHAEL SHAFFER Michael Shaffer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 30, 2011
/s/ BRUCE GOLDSTEIN Bruce Goldstein	Senior Vice President and Controller (Principal Accounting Officer)	March 30, 2011
/s/ FRED GEHRING Fred Gehring	Chief Executive Officer of Tommy Hilfiger and International Operations of the Company and Director	March 30, 2011
/s/ MARY BAGLIVO Mary Baglivo	Director	March 30, 2011
/s/ EDWARD H. COHEN Edward H. Cohen	Director	March 30, 2011
/s/ JOSEPH B. FULLER Joseph B. Fuller	Director	March 30, 2011
/s/ MARGARET L. JENKINS Margaret L. Jenkins	Director	March 30, 2011
/s/ DAVID A. LANDAU David A. Landau	Director	March 30, 2011
/s/ BRUCE MAGGIN Bruce Maggin	Director	March 30, 2011
/s/ V. JAMES MARINO V. James Marino	Director	March 30, 2011
/s/ HENRY NASELLA Henry Nasella	Director	March 30, 2011
/s/ RITA M. RODRIGUEZ Rita M. Rodriguez	Director	March 30, 2011
/s/ CRAIG RYDIN Craig Rydin	Director	March 30, 2011
/s/ CHRISTIAN STAHL Christian Stahl	Director	March 30, 2011

Exhibit Index

10.47	Employment Agreement, dated as of May 6, 2010, between Tommy Hilfiger Group, B.V. and Fred Gehring.
10.48	Addendum to Employment Agreement, dated as of December 31, 2010, between Tommy Hilfiger Group, B.V. and Fred Gehring.
21	Phillips-Van Heusen Corporation Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.
31.2	Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.
32.1	Certification of Emanuel Chirico, Chairman and Chief Executive Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.
32.2	Certification of Michael Shaffer, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

FORM 10-K-ITEM 15(a)(1) and 15(a)(2)

PHILLIPS-VAN HEUSEN CORPORATION

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

15(a)(1) The following consolidated financial statements and supplementary data are included in Item 8 of this report:

15(a)(2) The following consolidated financial statement schedule is included herein:

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share data)

	2010	2009	2008
Net sales	$4,219,739	$2,070,754	$2,160,716
Royalty revenue	309,642	242,026	236,552
Advertising and other revenue	107,467	85,951	94,667
Total revenue	4,636,848	2,398,731	2,491,935
Cost of goods sold	2,214,897	1,216,128	1,291,267
Gross profit	2,421,951	1,182,603	1,200,668
Selling, general and administrative expenses	2,071,416	938,791	1,028,784
Debt extinguishment costs	6,650	-	-
Other loss	140,490	-	-
Gain on sale of investments	-	-	1,864
Income before interest and taxes	203,395	243,812	173,748
Interest expense	128,561	33,524	33,639
Interest income	1,739	1,295	6,195
Income before taxes	76,573	211,583	146,304
Income tax expense	22,768	49,673	54,533
Net income	$ 53,805	$ 161,910	$ 91,771
Basic net income per common share	$ 0.82	$ 3.14	$ 1.78
Diluted net income per common share	$ 0.80	$ 3.08	$ 1.76

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 30, 2011	January 31, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 498,718	$ 480,882
Trade receivables, net of allowances for doubtful accounts of $11,105 and $7,224	433,900	188,844
Other receivables	13,261	7,759
Inventories, net	692,306	263,788
Prepaid expenses	81,370	41,038
Other, including deferred taxes of $61,747 and $5,621	91,008	12,572
Total Current Assets	1,810,563	994,883
Property, Plant and Equipment, net	404,577	167,474
Goodwill	1,803,399	419,179
Tradenames	2,342,467	621,135
Perpetual License Rights	86,000	86,000
Other Intangibles, net	172,562	32,056
Other Assets	115,766	18,952
Total Assets	$6,735,334	$2,339,679
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 316,920	$ 108,494
Accrued expenses	535,139	215,413
Deferred revenue	51,235	38,974
Short-term borrowings	4,868	-
Total Current Liabilities	908,162	362,881
Long-Term Debt	2,364,002	399,584
Other Liabilities, including deferred taxes of $508,562 and $176,449	1,020,613	408,661
Stockholders' Equity:		
Preferred stock, par value $100 per share; 150,000 total shares authorized	-	-
Series A convertible preferred stock, par value $100 per share; 8,000 total shares authorized, issued and outstanding (with total liquidation preference of $200,000) as of January 30, 2011	188,595	-
Common stock, par value $1 per share; 240,000,000 shares authorized; 67,234,567 and 57,139,230 shares issued	67,235	57,139
Additional paid in capital – common stock	1,301,647	596,344
Retained earnings	840,072	796,282
Accumulated other comprehensive income (loss)	55,757	(80,448)
Less: 168,893 and 5,236,818 shares of common stock held in treasury, at cost	(10,749)	(200,764)
Total Stockholders' Equity	2,442,557	1,168,553
Total Liabilities and Stockholders' Equity	$6,735,334	$2,339,679

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2010	2009	2008
Operating activities			
Net income	$ 53,805	$ 161,910	$ 91,771
Adjustments to reconcile to net cash provided by operating activities:			
Loss on settlement of derivative instruments related to the acquisition of Tommy Hilfiger	140,490	-	-
Depreciation and amortization	147,137	49,889	55,366
Deferred taxes	(12,493)	4,714	(18,444)
Stock-based compensation expense	33,281	14,456	10,527
Impairment of long-lived assets	13,900	7,290	72,459
Disposal of goodwill	4,157	-	-
Debt extinguishment costs	6,650	-	-
Gain on sale of investments	-	-	(1,864)
Changes in operating assets and liabilities:			
Trade receivables, net	(114,767)	(1,202)	(39,446)
Inventories, net	(124,525)	20,768	38,562
Accounts payable, accrued expenses and deferred revenue	216,521	10,986	9,044
Prepaid expenses	(17,659)	(5,758)	8,381
Proceeds in connection with acquisition of CMI	-	-	38,500
Other, net	5,730	(48,639)	(25,041)
Net Cash Provided By Operating Activities	352,227	214,414	239,815
Investing activities[1]			
Business acquisitions, net of cash acquired	(2,493,125)	(1,582)	(35,042)
Purchase of property, plant and equipment	(100,995)	(23,856)	(88,141)
Contingent purchase price payments	(43,655)	(37,435)	(55,365)
Loss on settlement of derivative instruments related to the acquisition of Tommy Hilfiger	(140,490)	-	-
Sale of investments	-	-	1,864
Net Cash Used By Investing Activities	(2,778,265)	(62,873)	(176,684)
Financing activities[1]			
Net proceeds from common stock offering	364,529	-	-
Net proceeds from preferred stock issuance	188,595	-	-
Net proceeds from issuance of debt	584,357	-	-
Net proceeds from credit facilities	1,823,990	-	-
Extinguishment of debt	(303,645)	-	-
Repayment of credit facilities	(250,000)	-	-
Net proceeds from short term borrowings	4,868	-	-
Net proceeds from settlement of awards under stock plans	23,939	8,078	2,819
Excess tax benefits from awards under stock plans	9,333	1,269	1,158
Cash dividends	(10,015)	(7,811)	(7,760)
Acquisition of treasury shares	(2,481)	(400)	(27)
Net Cash Provided (Used) By Financing Activities	2,433,470	1,136	(3,810)
Effect of exchange rate changes on cash and cash equivalents	10,404	38	(1,068)
Increase in cash and cash equivalents	17,836	152,715	58,253
Cash and cash equivalents at beginning of year	480,882	328,167	269,914
Cash and cash equivalents at end of year	$ 498,718	$ 480,882	$ 328,167

[1] See Note 17 for information on noncash investing and financing transactions.

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share and per share data)

	Preferred Stock	Common Stock		Additional Paid In Capital-Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Stockholders' Equity
		Shares	$1 par Value					
February 3, 2008		56,505,842	$56,506	$558,960	$558,538	$ (17,384)	$ (200,337)	$ 956,283
Net income					91,771			91,771
Change related to retirement and benefit plans costs, net of tax (benefit) of $(32,342)						(53,368)		(53,368)
Foreign currency translation adjustments, net of tax (benefit) of $(1,378)						(2,268)		(2,268)
Total comprehensive income								36,135
Adoption of the measurement date provisions of retirement benefits guidance, net of tax (benefit) of $(224)					(366)			(366)
Settlement of awards under stock plans		202,866	203	2,616				2,819
Tax benefits from awards under stock plans				1,184				1,184
Stock-based compensation expense				10,527				10,527
Cash dividends					(7,760)			(7,760)
Acquisition of 634 treasury shares							(27)	(27)
February 1, 2009		56,708,708	56,709	573,287	642,183	(73,020)	(200,364)	998,795
Net income					161,910			161,910
Change related to retirement and benefit plans costs, net of tax (benefit) of $(5,281)						(8,690)		(8,690)
Foreign currency translation adjustments, net of tax expense of $767						1,262		1,262
Total comprehensive income								154,482
Settlement of awards under stock plans		430,522	430	7,648				8,078
Tax benefits from awards under stock plans				953				953
Stock-based compensation expense				14,456				14,456
Cash dividends					(7,811)			(7,811)
Acquisition of 14,327 treasury shares							(400)	(400)
January 31, 2010		57,139,230	57,139	596,344	796,282	(80,448)	(200,764)	1,168,553
Net income					53,805			53,805
Change related to retirement and benefit plans costs, net of tax (benefit) of $(481)						(772)		(772)
Foreign currency translation adjustments, net of tax (benefit) of $(915)						148,353		148,353
Liquidation of foreign operation, net of tax expense of $318						523		523
Unrealized losses on derivative financial instruments, net of tax (benefit) of $(256)						(11,899)		(11,899)
Total comprehensive income								190,010
Common stock offering, including the sale of 5,250,000 treasury shares		500,000	500	162,573			201,456	364,529
Issuance of restricted stock		350,861	351	(351)				-
Issuance of common stock in connection with the acquisition of Tommy Hilfiger		7,872,980	7,873	467,734				475,607
Issuance of 8,000 preferred shares	$188,595							188,595
Exercise of warrant, net of withholding of 140,207 treasury shares		320,000	320	8,640			(8,960)	-
Settlement of awards under stock plans		1,051,496	1,052	22,887				23,939
Tax benefits from awards under stock plans				10,539				10,539
Stock-based compensation expense				33,281				33,281
Cash dividends					(10,015)			(10,015)
Acquisition of 41,868 treasury shares							(2,481)	(2,481)
January 30, 2011	$188,595	67,234,567	$67,235	$1,301,647	$840,072	$ 55,757	$ (10,749)	$2,442,557

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency and share amounts in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Phillips-Van Heusen Corporation and its subsidiaries (the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

Fiscal Year - The Company uses a 52-53 week fiscal year ending on the Sunday closest to February 1. References to a year are to the Company's fiscal year, unless the context requires otherwise. Results for 2010, 2009 and 2008 represent the 52 weeks ended January 30, 2011, January 31, 2010 and February 1, 2009, respectively.

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company's balances of cash and cash equivalents at January 30, 2011 consisted principally of bank deposits and investments in money market funds.

Accounts Receivable - Accounts receivable, as presented on the Consolidated Balance Sheets, is net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted and third parties confirm the balance is not recoverable. Costs associated with allowable customer markdowns and operational chargebacks, net of the expected recoveries, are part of the provision for allowances included in accounts receivable. These provisions result from seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions.

Goodwill and Other Intangible Assets - The Company assesses the recoverability of goodwill annually, at the beginning of the third quarter of each fiscal year, and between annual tests if indicators of potential impairment exist. Impairment testing for goodwill is done at a reporting unit level. Under Financial Accounting Standards Board ("FASB") guidance for goodwill and other intangible assets, a reporting unit is defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment will be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An impairment loss is recognized if the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit and the carrying amount of reporting unit goodwill is determined to exceed the implied fair value of that goodwill. The estimated fair value of a reporting unit is calculated using a discounted cash flow model. The fair value of all reporting units is reconciled to the Company's market capitalization using an estimated control premium.

Indefinite-lived intangible assets not subject to amortization are tested for impairment annually at the beginning of the third quarter of each fiscal year and between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. An impairment loss would be recognized if the carrying amount of the asset exceeds the fair value of the assets, which is determined using the estimated discounted cash flows associated with the asset's use. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment along with other long-lived assets as described below.

The Company performed its required annual impairment tests for goodwill and other intangible assets at the beginning of the third quarters of 2010, 2009 and 2008. No impairment of goodwill or other intangible assets resulted from any of these tests.

Asset Impairments - The Company reviews for and records impairment losses on long-lived assets (excluding goodwill and other indefinite-lived intangible assets) in accordance with FASB guidance for the impairment or disposal of long-lived assets. The Company records impairment losses when events and circumstances indicate that the assets

(Currency and share amounts in thousands, except per share data)

might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets. Please see Note 15, "Activity Exit Costs and Asset Impairments" for a further discussion.

Inventories - Inventories related to the Company's wholesale operations and international retail operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to the Company's North American retail operations, comprised entirely of finished goods, are stated at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value of inventories. Permanent and point of sale markdowns, when recorded, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Cost for certain apparel and accessory inventories of $134,384 (2010) and $96,111 (2009) was determined using the last-in, first-out method (LIFO). Cost for the Company's other inventories was determined using the first-in, first-out method (FIFO) for principally all of the Company's North American wholesale inventories and the weighted average cost method for all other inventories. At January 30, 2011 and January 31, 2010, no LIFO reserve was recorded because LIFO cost approximated FIFO or weighted average cost, as applicable. Inventory held on consignment by third parties totaled $5,949 at January 30, 2011.

Property, Plant and Equipment - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is generally provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is principally as follows: Buildings and building improvements: 15-40 years; machinery, software and equipment: 2-10 years; furniture and fixtures: 3-10 years; and fixtures located in third party customer locations ("shop-in-shops") and their related costs: 3-5 years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the related lease or the estimated useful life of the asset. In certain circumstances, contractual renewal options are considered when determining the term of the related lease. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred. Depreciation expense totaled $98,617, $40,960 and $47,788 in 2010, 2009 and 2008, respectively.

Operating Leases - The Company accounts for rent expense under non-cancelable operating leases with scheduled rent increases and rent holidays on a straight-line basis over the lease term. The Company determines the lease term at the inception of a lease by assuming the exercise of those renewal options that are reasonably assured because of the significant economic penalty that exists for not exercising those options. The excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. In addition, the Company receives build out contributions from landlords primarily as an incentive for the Company to lease retail store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Revenue Recognition – Revenue from the Company's wholesale operations is recognized at the time title to the goods passes and the risk of loss is transferred to customers. For sales by the Company's retail stores, revenue is recognized when goods are sold to consumers. Allowances for estimated returns and discounts are provided when sales are recorded. Revenue from gift cards is recognized at the time of redemption. Royalty revenue for licensees whose sales exceed contractual sales minimums, including licensee contributions toward advertising, is recognized when licensed products are sold as reported by the Company's licensees. For licensees whose sales do not exceed contractual sales minimums, royalty revenue is recognized ratably based on contractual requirements for the timing of minimum payments.

Sales Incentives - The Company uses certain sales incentive programs related to the Company's retail operations, such as a customer loyalty program and the issuance of coupons. The Company's loyalty program is structured such that customers receive gift cards for future use after specified levels of spending are achieved within a specified time period. Costs associated with the Company's loyalty program are recorded ratably as a cost of goods sold based on enrolled customers' spending. Costs associated with coupons are recorded as a reduction of revenue at the time of coupon redemption.

Cost of Goods Sold and Selling, General and Administrative Expenses - Costs associated with the production and procurement of product are included in cost of goods sold, including inbound freight costs, purchasing and receiving

(Currency and share amounts in thousands, except per share data)

costs, inspection costs, internal transfer costs and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in selling, general and administrative expenses, including warehousing and distribution expenses, as the predominant expenses associated therewith are general and administrative in nature, including rent, utilities and payroll.

Shipping and Handling Fees and Costs - Shipping and handling fees billed to customers are included in net sales. Internal and external shipping and handling costs are included in cost of goods sold. Such costs include inbound freight costs, inspection costs, internal transfer costs and other product procurement related charges.

Advertising - Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Costs associated with cooperative advertising programs, under which the Company shares the cost of a customer's advertising expenditures, are treated as a reduction of revenue. Advertising expenses totaled $303,575 (2010), $161,874 (2009) and $155,077 (2008). Prepaid advertising expenses recorded in prepaid expenses and other assets totaled $4,286 and $5,162 at January 30, 2011 and January 31, 2010, respectively.

Sales Taxes - The Company accounts for sales taxes and other related taxes on a net basis, excluding such taxes from revenue and cost of goods sold.

Incomes Taxes - Deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes to the amounts more likely than not to be realized.

Significant judgment is required in assessing the timing and amount of deductible and taxable items, evaluating tax positions and in determining the income tax provision. The Company recognizes tax benefits only when it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. If the recognition threshold is met, the Company measures the tax benefit at the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. When the outcome of these tax matters changes, the change in estimate impacts the provision for income taxes in the period that such a determination is made. The Company recognizes interest and penalties related to unrecognized tax benefits in the Company's income tax provision.

Foreign Currency Translation - The consolidated financial statements of the Company are prepared in United States dollars. If the functional currency of a foreign subsidiary is not the United States dollar, assets and liabilities are translated to United States dollars at the exchange rates in effect at the applicable balance sheet date and revenue and expenses are translated to United States dollars at the average exchange rate for the applicable period. Any adjustments resulting from such translation are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss).

Financial Instruments - The Company has exposure to changes in foreign currency exchange rates related to certain anticipated cash flows associated with certain international inventory purchases. To help manage these exposures, the Company uses foreign currency forward exchange contracts. The Company does not use derivative financial instruments for speculative or trading purposes. The Company records the foreign currency forward exchange contracts at fair value in its Consolidated Balance Sheets. The fair value is measured as the United States dollars to be purchased, multiplied by the difference between (i) the forward rate as of the period end date and (ii) the settlement rate specified in each contract. Changes in fair value of foreign currency forward exchange contracts that are designated as cash flow hedges and which are deemed to be effective hedges are deferred in stockholders' equity as a component of accumulated other comprehensive income (loss). Changes in the fair value of foreign currency forward exchange contracts that are not designated as effective hedging instruments are immediately recognized in earnings. The Company had exposure to changes in foreign currency exchange rates in connection

(Currency and share amounts in thousands, except per share data)

with the Company's acquisition of Tommy Hilfiger B.V. and certain affiliated companies (collectively, "Tommy Hilfiger"), for which the Company entered into foreign currency forward exchange contracts that resulted in a loss during 2010. Cash flows from the Company's derivative instruments are classified in the Consolidated Statements of Cash Flows in the same category as the items being hedged.

Balance Sheet Classification of Early Settlements of Long-Term Obligations - The Company classifies obligations settled after the balance sheet date but prior to the issuance of the financial statements based on the contractual payment terms of the underlying agreements.

Recently Adopted Accounting Standards - In June 2009, the FASB issued guidance to amend the manner in which entities evaluate whether to consolidate variable interest entities, as well as when to make these evaluations. The guidance also requires additional disclosures about an entity's involvement in variable interest entities. The Company adopted this guidance beginning in 2010. The adoption did not have a material impact on the Company's consolidated results of operations or financial position.

Accounting Standards Issued But Not Yet Adopted - New guidance issued as of the date of the Company's financial statements but not effective until after January 30, 2011 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

2. ACQUISITIONS

Acquisition of Tommy Hilfiger

The Company acquired on May 6, 2010 all of the outstanding equity interests of Tommy Hilfiger. The results of Tommy Hilfiger's operations have been included in the Company's consolidated financial statements since that date. Tommy Hilfiger designs, sources and markets men's, women's and children's sportswear and activewear, jeanswear and other products worldwide and licenses its brands worldwide over a broad range of products.

The Company believes Tommy Hilfiger's established international platform in Europe will be a strategic complement to the Company's strong North American presence and provides the Company with the resources and expertise needed to grow its heritage brands and businesses internationally.

Fair Value of the Acquisition Consideration

The acquisition date fair value of the consideration paid, based on applicable exchange rates in effect on the closing date, totaled $2,961,383, which consisted of the following:

Cash	$2,485,776
Common stock (7,873 shares, par value $1.00 per share)	475,607
Total fair value of the acquisition consideration	$2,961,383

The fair value of the 7,873 common shares issued was equal to the aggregate value of the shares at the closing market price of the Company's common stock on May 5, 2010 (the day prior to the closing). The value is not the same as the value of the shares as determined pursuant to the acquisition agreement, due to the fluctuation in the market price of the Company's common stock between the date of the acquisition agreement and the date of the acquisition closing.

The Company funded the cash portion and related costs of the Tommy Hilfiger acquisition with cash on hand and the net proceeds of the following activities: (i) the sale on April 28, 2010 of 5,750 shares of the Company's common stock; (ii) the issuances of an aggregate of 8 shares of Series A convertible preferred stock, which are convertible into 4,189 shares of the Company's common stock, for an aggregate gross purchase price of

(Currency and share amounts in thousands, except per share data)

$200,000; (iii) the issuance of $600,000 of 7 3/8% senior notes due 2020; and (iv) the borrowing of approximately $1,900,000 of term loans under new credit facilities.

Please see the notes entitled "Goodwill and Other Intangible Assets," "Debt" and "Stockholders' Equity" for a further discussion of these aspects of the acquisition.

The Company incurred certain pre-tax costs directly associated with the acquisition, totaling approximately $72,000, which are included within selling, general and administrative expenses in its financial statements. The Company also recorded a loss of $140,490 during the year ended January 30, 2011 associated with hedges against the Euro to United States dollar exchange rate relating to the purchase price. The Company incurred costs totaling $29,251 associated with the issuance of the common and preferred shares related to the acquisition, which were deducted from the recognized proceeds of issuance within stockholders' equity. The Company incurred costs totaling $71,533 associated with the issuance of debt related to the acquisition, which will be amortized over the term of the related debt agreement.

Tommy Hilfiger had total revenue of $1,945,230 and net income, after short-lived non-cash valuation amortization charges and transaction and integration costs, of $72,488 for the period from the date of acquisition through January 30, 2011. These amounts are included in the Company's results of operations for the year then ended.

Pro Forma Impact of the Transaction

The following table presents the Company's pro forma consolidated results of operations as if the acquisition and the related financing transactions had occurred on February 2, 2009 (the first day of its fiscal year ended January 31, 2010) instead of on May 6, 2010. The pro forma results were calculated applying the Company's accounting policies and reflect: (i) the impact on depreciation and amortization based on what would have been charged related to the fair value adjustments to Tommy Hilfiger's property, plant and equipment and the intangible assets recorded in connection with the acquisition; (ii) the impact on interest expense and interest income resulting from changes to the Company's capital structure in connection with the acquisition; (iii) the impact on cost of goods sold resulting from acquisition date adjustments to the fair value of inventory; and (iv) the tax effects of the above adjustments. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Tommy Hilfiger. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on February 2, 2009, nor are they indicative of the future operating results of the combined company.

	Pro Forma Year Ended	
	1/30/11	1/31/10
Total revenue	$5,282,732	$4,680,832
Net income	292,271	82,162

(Currency and share amounts in thousands, except per share data)

Allocation of the Acquisition Consideration

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Trade receivables	$ 120,477
Inventories	288,891
Prepaid expenses	24,029
Other current assets	81,307
Property, plant and equipment	238,026
Goodwill	1,255,862
Tradenames	1,635,417
Other intangibles	172,069
Other assets	117,880
Accounts payable	91,436
Accrued expenses	205,631
Other liabilities	675,508

The Company is still in the process of valuing the assets acquired and liabilities assumed; thus, the allocation of the purchase price is subject to change.

In connection with the acquisition, the Company recorded goodwill of $1,255,862, which was assigned to the Company's Tommy Hilfiger North America and Tommy Hilfiger International segments (See Note 18, "Segment Data") in the amounts of $197,328 and $1,058,534, respectively. None of the goodwill is expected to be deductible for tax purposes. The Company also recorded other intangible assets of $1,807,486, which included customer relationships of $138,724, covenants not to compete of $1,527 and order backlog of $31,818, which are all amortizable, as well as indefinitely-lived tradenames of $1,635,417.

Acquisition of Tommy Hilfiger Handbag License

On June 14, 2010, the Company entered into an agreement to reacquire from a licensee, prior to the expiration of the license, the rights to distribute *Tommy Hilfiger* handbags outside of the United States. The effective date of the transfer of the rights was December 31, 2010. In connection with this transaction, the Company made a payment of $7,349, based on the applicable exchange rate in effect on the acquisition date, to the former licensee during the second quarter of 2010.

Acquisition of Block Assets

The Company acquired in 2009 from Block Corporation ("Block"), a former licensee of *Van Heusen* and *IZOD* "big and tall" sportswear in the United States, inventories and inventory purchase commitments related to the licensed business. As part of this transaction, the license agreements between the Company and Block were terminated. The Company paid $5,699 during the first quarter of 2009 in connection with the transaction.

Acquisition of British Van Heusen Assets

The Company acquired in 2008 from The British Van Heusen Company Limited, a former licensee of *Van Heusen* men's dresswear and accessories in the United Kingdom and Ireland, and one of its affiliates, certain assets (including inventories) of the licensed business. The Company paid $6,582, including transaction expenses, during 2008 in connection with the acquisition.

(Currency and share amounts in thousands, except per share data)

Acquisition of Mulberry Assets

The Company acquired in 2008 certain assets (including certain trademark licenses, inventories and receivables) of Mulberry Thai Silks, Inc., a manufacturer and distributor of neckwear in the United States. The Company acquired rights to produce and market neckwear under various brand names, including *Kenneth Cole New York, Kenneth Cole Reaction, J. Garcia, Claiborne, Sean John, U.S. POLO ASSN.* and *Axcess* in connection with this transaction. The Company paid $11,314 during 2008 in connection with the acquisition.

Acquisition of CMI

The Company acquired in January 2008 100% of the issued and outstanding shares of Confezioni Moda Italia, S.r.L. ("CMI") from a subsidiary of The Warnaco Group, Inc. (The Warnaco Group, Inc. and its subsidiaries, separately and together, are referred to as "Warnaco.") CMI is the licensee of the Calvin Klein Collection apparel and accessories businesses under agreements with the Company's Calvin Klein, Inc. subsidiary. Warnaco acquired the shares of CMI in January 2008 and was obligated to operate the Calvin Klein Collection businesses through 2013. In return for the Company's assuming ownership of CMI, Warnaco made a payment of $38,500 to the Company in the first quarter of 2008. Under the terms of the acquisition agreement, the amount paid to the Company is subject to certain refund provisions if the Company were to cease operating the Calvin Klein Collection businesses prior to 2012. The Company will amortize into income each year that it continues to operate such businesses the amount set forth in the acquisition agreement that would have been refunded to Warnaco for such year if the Company had ceased operating such businesses. Each amount so amortized is recorded in equal quarterly installments. As part of this transaction, the Company paid to Warnaco $17,146 in the first quarter of 2008 based on a percentage of Warnaco's estimate of the net working capital of CMI as of the closing date. This amount was subject to adjustment. The Company subsequently adjusted during 2008 the preliminary allocation of the purchase price based on the Company's calculation of the working capital of CMI as of the closing date. Pursuant to the process set forth in the amended acquisition agreement, the Company submitted its calculation of the closing date working capital to Warnaco and Warnaco had disputed the calculation. Such dispute was resolved in 2009. In connection with such resolution, Warnaco refunded to the Company $4,117 of the Company's consideration paid for the acquisition.

Acquisition of Superba

The Company acquired in January 2007 substantially all of the assets of Superba, Inc. ("Superba"), a manufacturer and distributor of neckwear in the United States and Canada. Prior to the acquisition, the seller had been licensing the *ARROW* trademark from the Company for use on neckwear. In connection with the Superba acquisition, the Company was obligated to pay the seller contingent purchase price payments if the earnings of the acquired business exceeded certain targets in 2007, 2008 and 2009. Any such contingent purchase price payment was payable 90 days after the applicable fiscal year end. Such contingent purchase price payments totaled $14,517 in 2008 based on the actual calculation of 2007 earnings, as defined in the underlying asset purchase agreement, achieved by the acquired business. The acquired business did not achieve the minimum earnings in 2008 and 2009 required for a payout.

(Currency and share amounts in thousands, except per share data)

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, was as follows:

	2010	2009
Land	$ 1,028	$ 1,028
Buildings and building improvements	71,518	32,508
Machinery, software and equipment	244,168	200,456
Furniture and fixtures	188,727	140,162
Shop-in-shops	64,575	22,463
Leasehold improvements	292,122	158,319
Property, plant and equipment, gross	862,138	554,936
Less: Accumulated depreciation	(457,561)	(387,462)
Property, plant and equipment, net	$ 404,577	$ 167,474

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by segment, were as follows:

	Heritage Brand Wholesale Dress Furnishings	Heritage Brand Wholesale Sportswear	Calvin Klein Licensing	Tommy Hilfiger North America	Tommy Hilfiger International	Total
Balance as of February 1, 2009						
Goodwill, gross	$ 74,377	$ 82,133	$ 220,517	$ -	$ -	$ 377,027
Accumulated impairment losses	-	-	-	-	-	-
Goodwill, net	74,377	82,133	220,517	-	-	377,027
Contingent purchase price payments to Mr. Calvin Klein	-	-	38,866	-	-	38,866
Goodwill from acquisition of Block assets	-	2,420	-	-	-	2,420
Currency translation	555	-	311	-	-	866
Balance as of January 31, 2010						
Goodwill, gross	74,932	84,553	259,694	-	-	419,179
Accumulated impairment losses	-	-	-	-	-	-
Goodwill, net	74,932	84,553	259,694	-	-	419,179
Contingent purchase price payments to Mr. Calvin Klein	-	-	45,335	-	-	45,335
Goodwill from acquisition of Tommy Hilfiger	-	-	-	197,328	1,058,534	1,255,862
Goodwill from acquisition of *Tommy Hilfiger* handbag license	-	-	-	-	6,430	6,430
Disposal of goodwill	(4,157)	-	-	-	-	(4,157)
Currency translation	(186)	-	(105)	-	81,041	80,750
Balance as of January 30, 2011						
Goodwill, gross	70,589	84,553	304,924	197,328	1,146,005	1,803,399
Accumulated impairment losses	-	-	-	-	-	-
Goodwill, net	$ 70,589	$ 84,553	$ 304,924	$ 197,328	$ 1,146,005	$1,803,399

The Company is required to make contingent purchase price payments to Mr. Calvin Klein in connection with the Company's acquisition in 2003 of all of the issued and outstanding stock of Calvin Klein, Inc. and certain

(Currency and share amounts in thousands, except per share data)

affiliated companies (collectively, "Calvin Klein"). Such payments are based on 1.15% of total worldwide net sales, as defined in the agreement (as amended) governing the Calvin Klein acquisition, of products bearing any of the *Calvin Klein* brands and are required to be made with respect to sales made through February 12, 2018. A significant portion of the sales on which the payments to Mr. Klein are made are wholesale sales by the Company and its licensees and other partners to retailers.

During the fourth quarter of 2010, the Company disposed of $4,157 of previously recorded goodwill in connection with the Company's exit from its United Kingdom and Ireland *Van Heusen* dresswear and accessories business.

The Company's intangible assets subject to amortization consisted of the following:

	Customer Relationships		
	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 1, 2009	$ 35,507	$ (4,931)	$ 30,576
Amortization	-	(2,368)	(2,368)
Balance as of January 31, 2010	35,507	(7,299)	28,208
Amount recorded in connection with the acquisition of Tommy Hilfiger	138,724	-	138,724
Amortization	-	(9,529)	(9,529)
Currency translation	10,125	-	10,125
Balance as of January 30, 2011	$ 184,356	$ (16,828)	$ 167,528

	Covenants Not to Compete		
	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 1, 2009	$ 600	$ (360)	$ 240
Amortization	-	(60)	(60)
Balance as of January 31, 2010	600	(420)	180
Amount recorded in connection with the acquisition of Tommy Hilfiger	1,527	-	1,527
Amortization	-	(649)	(649)
Currency translation	88	-	88
Balance as of January 30, 2011	$ 2,215	$ (1,069)	$ 1,146

	Order Backlog		
	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of January 31, 2010	$ -	$ -	$ -
Amount recorded in connection with the acquisition of Tommy Hilfiger	31,818	-	31,818
Amortization	-	(32,287)	(32,287)
Currency translation	469	-	469
Balance as of January 30, 2011	$ 32,287	$ (32,287)	$ -

(Currency and share amounts in thousands, except per share data)

	License Rights		
	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 1, 2009	$ 3,606	$ (180)	$ 3,426
Amount recorded related to acquisition of Block assets	1,401	-	1,401
Amortization	-	(1,159)	(1,159)
Balance as of January 31, 2010	5,007	(1,339)	3,668
Amount recorded related to acquisition of *Tommy Hilfiger* handbag license	919	-	919
Amortization	-	(723)	(723)
Currency translation	24	-	24
Balance as of January 30, 2011	$ 5,950	$ (2,062)	$ 3,888

Customer relationships recorded in connection with the acquisition of Tommy Hilfiger are amortized principally over 15 years from the date of acquisition. Covenants not to compete recorded in connection with the Tommy Hilfiger acquisition are amortized over two years from the date of acquisition. Order backlog recorded in connection with the Tommy Hilfiger acquisition was amortized over six months from the date of acquisition. License rights recorded in connection with the acquisition of the *Tommy Hilfiger* handbag license are amortized over two years from the date the Company assumed control of the acquired business. As of January 30, 2011, the weighted average remaining life of the amortizable intangible assets recorded in connection with the acquisition of Tommy Hilfiger was 14.1 years.

Customer relationships and license rights recorded as of January 31, 2010 are amortized principally over 15 years from the date of the related acquisition. Covenants not to compete recorded as of January 31, 2010 are amortized over ten years from the date of acquisition.

At the end of 2010 and 2009, accumulated amortization for other intangible assets was $52,246 and $9,058, respectively.

Amortization expense, a portion of which is subject to exchange rate fluctuation, for the next five years related to the Company's intangible assets is expected to be as follows:

2011	$ 13,949
2012	13,333
2013	12,597
2014	12,597
2015	12,597

The Company's intangible assets not subject to amortization consisted of the following:

	Tradenames	Perpetual License Rights	Total
Balance as of January 31, 2010	$ 621,135	$ 86,000	$ 707,135
Amount recorded in connection with the acquisition of Tommy Hilfiger	1,635,417	-	1,635,417
Currency translation	85,915	-	85,915
Balance as of January 30, 2011	$2,342,467	$ 86,000	$2,428,467

(Currency and share amounts in thousands, except per share data)

5. SALE OF INVESTMENTS

Warnaco acquired in January 2006 100% of the shares of the companies that operate the licenses and related wholesale and retail businesses of *Calvin Klein* jeans and accessories in Europe and Asia and the *ck Calvin Klein* bridge line of sportswear and accessories in Europe. The Company's Calvin Klein, Inc. subsidiary is the licensor of the businesses sold and had minority interests in certain of the entities sold. The Company received a distribution of $1,864 during 2008 representing its share of the amount that remained in escrow in connection with this sale. The Company recorded this amount as a gain in 2008.

6. DEBT

Short-Term Borrowings

One of the Company's subsidiaries has a Yen-denominated overdraft facility with a Japanese bank, which provides for borrowings of ¥1,000,000 (approximately $12,200 based on the Yen to United States dollar exchange rate in effect on January 30, 2011) and is utilized to fund working capital. Borrowings under the facility are unsecured and bear interest at the one month Japanese inter-bank borrowing rate ("TIBOR") plus 0.15%. Such facility matures on July 19, 2011 and renews automatically unless the Company gives notice of termination. The outstanding balance was ¥400,000 (approximately $4,900 based on the Yen to United States dollar exchange rate in effect on January 30, 2011) as of January 30, 2011 with the balance of ¥600,000 (approximately $7,300 based on the Yen to United States dollar exchange rate in effect on January 30, 2011) remaining undrawn under the facility. The weighted average interest rate on the funds borrowed at January 30, 2011 was 0.33%.

Long-Term Debt

The carrying amounts of the Company's long-term debt were as follows:

	2010	2009
Senior secured term loan A facility due 2015	$ 437,789	$ -
Senior secured term loan B facility due 2016	1,226,611	-
7 3/8% senior unsecured notes due 2020	600,000	-
7 3/4% debentures due 2023	99,602	99,584
7 1/4% senior unsecured notes due 2011	-	150,000
8 1/8% senior unsecured notes due 2013	-	150,000
Total	$2,364,002	$ 399,584

Please refer to Note 10, "Fair Value Measurements," for the fair value of the Company's long-term debt as of January 30, 2011 and January 31, 2010.

Senior Secured Credit Facilities

On May 6, 2010, the Company entered into a new senior secured credit facility, which consists of a Euro-denominated term loan A facility, a United States dollar-denominated term loan A facility, a Euro-denominated term loan B facility, a United States dollar-denominated term loan B facility, a United States dollar-denominated revolving credit facility and two multi-currency (one United States dollar and Canadian dollar, and the other Euro, Japanese Yen and British Pound) revolving credit facilities. Subsequent to January 30, 2011, the Company amended and restated the senior secured credit facility. Please see Note 21, "Subsequent Events (Unaudited)," for a further discussion. The following discussion is of such facility as of January 30, 2011, without giving effect to such amendment and restatement. The senior secured credit facility provides for borrowings equal to an aggregate of approximately $2,375,000 (based on applicable exchange rates in effect on January 30, 2011), consisting of (i) an aggregate of approximately $1,920,000 of term loan facilities, which had been borrowed in full at May 6, 2010 and for which the Company made repayments totaling $250,000 during 2010; and (ii) approximately $455,000 of

(Currency and share amounts in thousands, except per share data)

revolving credit facilities, under which the Company had no revolving credit borrowings and $138,316 of letters of credit outstanding as of January 30, 2011.

The term loan A facilities and the revolving credit facilities will mature on May 6, 2015 and the term loan B facilities will mature on May 6, 2016. Borrowings under the credit facilities bear interest at a rate equal to an applicable margin plus a variable rate, each of which is determined based on the jurisdiction of such borrowings. The terms of each of the term loan A and B facilities contain a mandatory repayment schedule on a quarterly basis, such that the total annual repayments are as follows:

	Term Loan	
	A	B
Originally borrowed on May 6, 2010, based on the applicable exchange rate at that date	$494,970	$1,384,910
Percentage required to be repaid for the annual period ending May 6:		
2011	5%	1%
2012	10%	1%
2013	15%	1%
2014	25%	1%
2015	45%	1%
2016	-	95%

Additionally, in the event there is consolidated excess cash flow, as defined in the credit agreement, for any fiscal year, the Company is required to prepay a percentage of such amount based on its leverage ratio, as calculated in accordance with the credit agreement. Such amount will be reduced by any repayments made during the preceding fiscal year.

All repayments made under the term loan A and term loan B facilities are applied on a pro rata basis, determined by the amounts then outstanding under each. In addition, the Company has the ability to prepay at any time the outstanding borrowings under the new senior secured credit facility without penalty (other than customary breakage costs).

The United States dollar-denominated borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, as determined at the Company's option, either (a) a base rate determined by reference to the highest of (i) the prime rate, (ii) the United States federal funds rate plus 1/2 of 1% and (iii) a one-month adjusted Eurocurrency rate plus 1% (provided, that, in the case of the term loan A and B facilities, in no event will the base rate be deemed to be less than 2.75%); or (b) an adjusted Eurocurrency rate, calculated in a manner set forth in the senior secured credit facility (provided, that, in the case of the term loan A and B facilities, in no event will the adjusted Eurocurrency rate be deemed to be less than 1.75%).

Canadian dollar-denominated borrowings under the revolving credit facility bear interest at a rate equal to an applicable margin plus, as determined at the Company's option, either (a) a Canadian prime rate determined by reference to the greater of (i) the average of the rates of interest per annum equal to the per annum rate of interest quoted, published and commonly known in Canada as the "prime rate" or which Royal Bank of Canada establishes at its main office in Toronto, Ontario as the reference rate of interest in order to determine interest rates for loans in Canadian dollars to its Canadian borrowers and (ii) the sum of (x) the average of the rates per annum for Canadian dollar bankers' acceptances having a term of one month that appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Toronto time) on the date of determination, as reported by the administrative agent (and if such screen is not available, any successor or similar service as may be selected by the administrative agent), and (y) 1%, or (b) an adjusted Eurocurrency rate, calculated in a manner set forth in the senior secured credit facility.

(Currency and share amounts in thousands, except per share data)

The borrowings under the senior secured credit facility in currencies other than United States dollars or Canadian dollars bear interest at a rate equal to an applicable margin plus an adjusted Eurocurrency rate, calculated in a manner set forth in the senior secured credit facility (provided that, in the case of the term loan A and B facilities, in no event will the adjusted Eurocurrency rate be deemed to be less than 1.75%).

The initial applicable margins are (a) in the case of the United States dollar-denominated term loan A facility and the United States dollar-denominated term loan B facility, 3.00% for adjusted Eurocurrency rate loans and 2.00% for base rate loans, as applicable, (b) in the case of the Euro-denominated term loan A facility and the Euro-denominated term loan B facility, 3.25% and (c) in the case of the revolving credit facilities, (x) for borrowings denominated in United States dollars, 3.00% for adjusted Eurocurrency rate loans and 2.00% for base rate loans, as applicable, (y) for borrowings denominated in Canadian dollars, 3.00% for adjusted Eurocurrency rate loans and 2.00% for Canadian prime rate loans, as applicable, and (z) for borrowings denominated in other currencies, 3.25%. After the date of delivery of the compliance certificate and financial statements with respect to the Company's period ending January 30, 2011, the applicable margin for borrowings under the term loan A facilities and the revolving credit facilities will be adjusted depending on the Company's Leverage Ratio. The Company's ability to pay cash dividends and make other restricted payments is limited, in each case, over specified amounts as defined in the indenture governing the facilities.

7 3/8% Senior Notes Due 2020

On May 6, 2010, the Company issued $600,000 principal amount of 7 3/8% senior notes due May 15, 2020. Interest on the 7 3/8% notes is payable semi-annually in arrears on May 15 and November 15 of each year, commencing November 15, 2010.

The Company may redeem some or all of these notes on or after May 15, 2015 at specified redemption prices. The Company may redeem some or all of these notes at any time prior to May 15, 2015 by paying a "make whole" premium. In addition, the Company may also redeem up to 35% of these notes prior to May 15, 2013 with the net proceeds of certain equity offerings. The Company's ability to pay cash dividends and make other restricted payments is limited, in each case, over specified amounts as defined in the indenture governing the notes.

7 3/4% Debentures Due 2023

The Company has outstanding $100,000 of debentures due on November 15, 2023 with a yield to maturity of 7.80%. The debentures accrue interest at the rate of 7 3/4%, which is payable semi-annually. Pursuant to the indenture governing the debentures, the Company must maintain a certain level of stockholders' equity in order to pay cash dividends and make other restricted payments, as defined in the indenture governing the debentures.

Prior Senior Secured Revolving Credit Facility

On May 6, 2010, the Company terminated its $325,000 secured revolving credit facility with JP Morgan Chase Bank, N.A., as the Administrative Agent and Collateral Agent, which was scheduled to expire in July 2012. The Company had no borrowings and $134,822 of outstanding letters of credit under this facility as of January 31, 2010.

Tender for and Redemption of 2011 Notes and 2013 Notes

The Company commenced tender offers on April 7, 2010 for (i) all of the $150,000 outstanding principal amount of its notes due 2011; and (ii) all of the $150,000 outstanding principal amount of its notes due 2013. The tender offers expired on May 4, 2010. On May 6, 2010, the Company accepted for purchase all of the notes tendered and made payment to tendering holders and called for redemption all of the balance of its outstanding 7 1/4% senior notes due 2011 and all of the balance of its outstanding 8 1/8% senior notes due 2013. The redemption prices of the notes due 2011 and 2013 were 100.000% and 101.354%, respectively, of the outstanding aggregate principal amount of each applicable note, plus accrued and unpaid interest thereon to the redemption date. On May 6, 2010, the

(Currency and share amounts in thousands, except per share data)

Company made an irrevocable payment, including accrued and unpaid interest, to the trustee for the notes due 2011 and 2013. As a result, such notes were satisfied and effectively discharged as of May 6, 2010.

The Company incurred costs of $6,650 during the second quarter of 2010 on the extinguishment of its 7 1/4% senior notes due 2011 and its 8 1/8% senior notes due 2013.

Substantially all of the Company's assets have been pledged as collateral to secure the Company's obligations under its senior secured credit facilities, the 7 3/4% debentures due 2023 and contingent purchase price payments to Mr. Calvin Klein as discussed in Note 4, "Goodwill and Other Intangible Assets."

Interest paid was $110,018, $31,824 and $31,839 in 2010, 2009 and 2008, respectively.

7. RETIREMENT AND BENEFIT PLANS

The Company has five noncontributory defined benefit pension plans covering substantially all employees resident in the United States who meet certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. The Company also has for certain of such employees an unfunded non-qualified supplemental defined benefit pension plan, which provides benefits for compensation in excess of Internal Revenue Service earnings limits and requires payments to vested employees upon, or shortly after, employment termination or retirement. The Company refers to these six plans as its "pension plans."

As a result of the Company's acquisition of Tommy Hilfiger, the Company also has for certain members of Tommy Hilfiger's domestic senior management a supplemental executive retirement plan ("SERP Plan"), which is an unfunded non-qualified supplemental defined benefit pension plan. Such plan is frozen and, as a result, participants do not accrue additional benefits.

In addition to the defined benefit pension plans described above, the Company has a capital accumulation program ("CAP Plan"), which is an unfunded non-qualified supplemental defined benefit plan covering four current and 16 retired executives. Under the individual participants' CAP Plan agreements, the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the CAP Plan for at least 10 years and has attained age 55.

The Company also provides certain postretirement health care and life insurance benefits to certain retirees resident in the United States. Retirees contribute to the cost of this plan, which is unfunded. During 2002, the postretirement plan was amended to eliminate benefits for active participants who, as of January 1, 2003, had not attained age 55 and 10 years of service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Currency and share amounts in thousands, except per share data)

Following is a reconciliation of the changes in the projected benefit obligation (pension plans, CAP Plan and SERP Plan) and the accumulated benefit obligation (postretirement plan) for each of the last two years:

	Pension Plans		CAP and SERP Plans		Postretirement Plan	
	2010	2009	2010	2009	2010	2009
Beginning of year	$ 283,639	$ 245,081	$ 15,205	$ 13,751	$ 22,668	$ 21,596
Business acquisitions	-	-	15,693	-	-	-
Service cost	9,216	7,437	90	70	-	-
Interest cost	17,843	16,937	1,623	958	1,090	1,459
Benefit payments	(14,270)	(13,757)	(2,045)	(1,383)	-	-
Benefit payments, net of retiree contributions	-	-	-	-	(2,122)	(2,168)
Plan amendments	9	-	-	-	-	-
Medicare subsidy	-	-	-	-	114	115
Actuarial loss (gain)	22,611	27,941	62	1,809	(3,969)	1,666
End of year	$319,048	$ 283,639	$ 30,628	$ 15,205	$ 17,781	$ 22,668

Following is a reconciliation of the fair value of the assets held by the Company's pension plans and the plans' funded status for each of the last two years:

	2010	2009
Fair value of plan assets, beginning of year	$207,883	$ 175,400
Actual return, net of plan expenses	30,438	35,563
Benefit payments	(14,270)	(13,757)
Company contributions	27,759	10,677
Fair value of plan assets, end of year	$251,810	$ 207,883
Funded status at end of year	$ (67,238)	$ (75,756)

Amounts recognized in the Company's Consolidated Balance Sheets were as follows:

	Pension Plans		CAP and SERP Plans		Postretirement Plan	
	2010	2009	2010	2009	2010	2009
Current liabilities	$ (3,753)	$ (3,107)	$ (2,295)	$ (1,640)	$ (2,014)	$ (2,610)
Non-current liabilities	(63,485)	(72,649)	(28,333)	(13,565)	(15,767)	(20,058)
Net amount recognized on balance sheet	$ (67,238)	$ (75,756)	$(30,628)	$ (15,205)	$(17,781)	$(22,668)

Pre-tax amounts in accumulated other comprehensive income (loss) that, as of the end of each applicable fiscal year, had not yet been recognized as components of net benefit cost were as follows:

	Pension Plans		CAP and SERP Plans		Postretirement Plan	
	2010	2009	2010	2009	2010	2009
Prior service credit	$ 381	$ 452	$ -	$ -	$ 3,889	$ 4,706
Net (loss) gain	(131,190)	(126,926)	(43)	27	(2,010)	(5,979)
Total	$(130,809)	$(126,474)	$ (43)	$ 27	$ 1,879	$ (1,273)

PHILLIPS-VAN HEUSEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Currency and share amounts in thousands, except per share data)

Pre-tax amounts in accumulated other comprehensive income (loss) as of January 30, 2011 expected to be recognized as components of net benefit cost in 2011 were as follows:

	Pension Plans	CAP and SERP Plans	Postretirement Plan
Prior service credit	$ 62	$ -	$ 817
Net (loss) gain	(10,174)	9	(27)
Total	$ (10,112)	$ 9	$ 790

The pension plan assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling pension expense volatility and future contributions. Plan assets are diversified among United States equities, international equities, fixed income investments and cash. The strategic target allocation as of January 30, 2011 was approximately 55% United States equities, 15% international equities and 30% fixed income investments. Equity securities primarily include investments in large-cap and mid-cap companies located in the United States and abroad. Fixed income securities include corporate bonds of companies from diversified industries, asset and mortgage backed securities, municipal bonds, collective funds and United States treasuries. Actual investment allocations may vary from the Company's target investment allocations due to prevailing market conditions. The following tables show the fair value of total pension plan assets for each major category as of January 30, 2011 and January 31, 2010:

		Fair Value Measurements at January 30, 2011		
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:				
U.S. equities[1]	$ 53,609	$ 53,609	$ -	$ -
International equities[1]	2,910	2,910	-	-
Global equity mutual fund[2]	13,376	13,376	-	-
U.S. equity commingled fund[3]	35,696	-	35,696	-
International equity commingled fund[4]	46,632	-	46,632	-
Fixed income securities:				
U.S. treasury, government and agency securities[5]	3,610	-	3,610	-
Corporate securities[5]	25,617	-	25,617	-
Asset and mortgage backed securities[6]	13,969	-	13,969	-
U.S. bond commingled fund[7]	16,935	-	16,935	-
Short-term investment commingled fund[8]	36,789	-	36,789	-
Total return mutual fund[9]	4,183	4,183	-	-
Subtotal	$ 253,326	$ 74,078	$ 179,248	$ -
Other assets and liabilities[10]	(1,516)			
Total	$ 251,810			

(Currency and share amounts in thousands, except per share data)

		Fair Value Measurements at January 31, 2010		
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:				
U.S. equities[(1)]	$ 41,089	$ 41,089	$ -	$ -
International equities[(1)]	2,332	2,332	-	-
Global equity mutual fund[(2)]	11,280	11,280	-	-
U.S. equity commingled fund[(3)]	30,300	-	30,300	-
International equity commingled fund[(4)]	40,790	-	40,790	-
Fixed income securities:				
U.S. treasury, government and agency securities[(5)]	2,710	-	2,710	-
Corporate securities[(5)]	20,056	-	20,056	-
Asset and mortgage backed securities[(6)]	14,776	-	14,776	-
U.S. bond commingled fund[(7)]	16,111	-	16,111	-
Short-term investment commingled fund[(8)]	24,482	-	24,482	-
Total return mutual fund[(9)]	3,817	3,817	-	-
Subtotal	$ 207,743	$ 58,518	$ 149,225	$ -
Other assets and liabilities[(10)]	140			
Total	$ 207,883			

(1) Valued at the closing price in the active market in which the individual securities are traded.

(2) Valued at the net asset value of the fund, as determined by the closing price in the active market in which the individual fund is traded. This fund invests in a portfolio of U.S. and international equities seeking long-term growth of principal and income.

(3) Valued at the net asset value of the fund, as determined by a pricing vendor or the fund family. The Company has the ability to redeem these investments at net asset value within the near term and therefore classifies these investments within Level 2. This fund invests in U.S. large cap equities that track the S&P 500 Index.

(4) Valued at the net asset value of the fund, as determined by a pricing vendor or the fund family. The Company has the ability to redeem these investments at net asset value within the near term and therefore classifies these investments within Level 2. This fund invests primarily in equities outside the U.S. seeking long-term capital appreciation.

(5) Valued with bid evaluation pricing that uses actual trades in active markets when available as well as models with market inputs that include actual and comparable trade data, market benchmarks, broker quotes, trading spreads and/or other applicable data.

(6) Valued with bid evaluation pricing using a combined market/income approach that includes discounted projected cash flows, comparable trade data, market benchmarks and/or other applicable data.

(7) Valued at the net asset value of the fund, as determined by a pricing vendor or the fund family. The Company has the ability to redeem these investments at net asset value within the near term and therefore classifies these investments within Level 2. This fund invests in fixed income securities to track to the Barclays Capital U.S. aggregate bond index.

(8) Valued at the net asset value of the fund, as determined by a pricing vendor or the fund family. The Company has the ability to redeem these investments at net asset value within the near term and therefore classifies these investments within Level 2. This fund invests in high grade, short-term, money market instruments.

(Currency and share amounts in thousands, except per share data)

(9) Valued at the net asset value of the fund, as determined by the closing price in the active market in which the individual fund is traded. This fund invests in both equity securities and fixed income securities seeking a high total return.

(10) This category includes other pension assets and liabilities such as pending trades and accrued income.

The Company believes that there are no significant concentrations of risk within its plan assets at January 30, 2011.

In 2010 and 2009, all of the Company's pension plans, including the Company's unfunded supplemental pension plans, had projected and accumulated benefit obligations in excess of plan assets. The balances were as follows:

	2010	2009
Number of plans with projected benefit obligations in excess of plan assets	6	6
Aggregate projected benefit obligation	$ 319,048	$283,639
Aggregate fair value of related plan assets	$ 251,810	$207,883
Number of plans with accumulated benefit obligations in excess of plan assets	6	6
Aggregate accumulated benefit obligation	$ 298,618	$266,082
Aggregate fair value of related plan assets	$ 251,810	$207,883

The components of net benefit cost and other pre-tax amounts recognized in other comprehensive loss (income) in each of the last three years were as follows:

Net Benefit Cost Recognized in Selling, General and Administrative Expenses

	Pension Plans			CAP and SERP Plans			Postretirement Plan		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Service cost, including plan expenses	$ 9,516	$ 7,637	$ 7,925	$ 90	$ 70	$ 74	$ -	$ -	$ -
Interest cost	17,843	16,937	15,831	1,623	958	987	1,090	1,459	1,423
Amortization of net loss (gain)	7,580	2,325	2,237	(8)	(39)	(169)	-	258	271
Expected return on plan assets	(19,970)	(20,028)	(18,341)	-	-	-	-	-	-
Amortization of prior service (credit) cost	(62)	(30)	39	-	-	-	(817)	(817)	(817)
Curtailment loss	-	13	6	-	-	-	-	-	-
Total	$14,907	$ 6,854	$ 7,697	$ 1,705	$ 989	$ 892	$ 273	$ 900	$ 877

(Currency and share amounts in thousands, except per share data)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Income) Loss

	Pension Plans			CAP and SERP Plans			Postretirement Plan		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Actuarial loss (gain)	$11,844	$12,207	$ 88,541	$ 62	$ 1,809	$ (961)	$ (3,969)	$ 1,666	$ (222)
Effect of the adoption of the measurement date provisions of FASB guidance for retirement benefits	-	-	(129)	-	-	-	-	-	44
Prior service cost	9	-	-	-	-	-	-	-	-
Amortization of prior service credit (cost)	62	16	(41)	-	-	-	817	817	817
Amortization of net (loss) gain	(7,580)	(2,325)	(2,237)	8	39	169	-	(258)	(271)
Loss (gain) recognized in other comprehensive (income) loss	$ 4,335	$ 9,898	$ 86,134	$ 70	$ 1,848	$ (792)	$ (3,152)	$ 2,225	$ 368
Total recognized in net benefit cost and other comprehensive (income) loss	$19,242	$16,752	$ 93,831	$ 1,775	$ 2,837	$ 100	$ (2,879)	$ 3,125	$1,245

Currently, the Company expects to make contributions of approximately $15,000 to its pension plans in 2011. Following are expected benefit payments associated with the Company's pension plans, CAP Plan and SERP Plan, and expected benefit payments, net of retiree contributions, associated with the Company's postretirement plan:

	Pension Plans	CAP and SERP Plans	Postretirement Plan	
			Excluding Medicare Subsidy Receipts	Expected Medicare Subsidy Receipts
2011	16,526	2,295	2,122	108
2012	17,575	2,647	2,028	105
2013	17,623	2,742	1,930	100
2014	16,962	2,948	1,855	95
2015	18,636	2,787	1,756	89
2016-2020	111,098	19,437	7,170	341

The medical health care cost trend rate assumed for 2011 is 6.60% and is assumed to decrease by approximately 0.15% per year through 2022. Thereafter, the rate assumed is 5.0%. If the assumed health care cost trend rate increased or decreased by 1%, the aggregate effect on the service and interest cost components of the net postretirement benefit cost for 2010 and on the accumulated postretirement benefit obligation at January 30, 2011 would be as follows:

	1% Increase	1% Decrease
Impact on service and interest cost	$ 66	$ (60)
Impact on year-end accumulated postretirement benefit obligation	$ 1,138	$ (1,028)

(Currency and share amounts in thousands, except per share data)

Significant weighted average rate assumptions used in determining the projected and accumulated benefit obligations at the end of each year and benefit cost in the following year were as follows:

	2010	2009	2008
Discount rate	6.09%	6.35%	7.19%
Rate of increase in compensation levels (applies to pension plans only)	4.30%	4.29%	4.28%
Long-term rate of return on assets (applies to pension plans only)	8.25%	8.25%	8.25%

To develop the expected weighted average long-term rate of return on assets assumption, the Company considered the historical level of the risk premium associated with the asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The Company has savings and retirement plans and a supplemental savings plan for the benefit of its eligible employees who elect to participate. The Company matches a portion of employee contributions to the plans. The Company also has a defined contribution plan for certain employees associated with certain businesses acquired in the Tommy Hilfiger acquisition, whereby the Company pays a percentage of the contribution for the employee. The Company's contributions to these plans were $9,898 (2010); $6,195 (2009) and $7,325 (2008).

8. INCOME TAXES

The domestic and foreign components of income before provision for income taxes were as follows:

	2010	2009	2008
Domestic	$ 21,693	$209,960	$149,123
Foreign	54,880	1,623	(2,819)
Total	$ 76,573	$211,583	$146,304

Taxes paid were $40,169 (2010), $95,459 (2009) and $54,061 (2008).

The provision/(benefit) for income taxes attributable to the income consisted of:

	2010	2009	2008
Federal:			
Current	$ 8,992	$ 26,349	$ 61,478
Deferred	(11,167)	4,929	(15,400)
State and local:			
Current	2,759	7,580	3,894
Deferred	1,305	(215)	(2,919)
Foreign:			
Current	23,510	11,030	7,480
Deferred	(2,631)	-	-
Total	$ 22,768	$ 49,673	$ 54,533

(Currency and share amounts in thousands, except per share data)

The components of current and non-current deferred income tax assets/(liabilities) were as follows:

	2010	2009
Depreciation and amortization	$ 5,972	$ (10,631)
Employee compensation and benefits	35,235	26,728
Tax loss and credit carryforwards	108,463	6,215
Tax benefit on items in accumulated other comprehensive income (loss)	50,223	48,889
Book versus tax basis difference related to identifiable intangible assets	(691,280)	(230,580)
Business acquisition costs	7,626	(12,388)
Other, net	57,363	4,426
Subtotal	(426,398)	(167,341)
Valuation allowance for foreign/state net operating loss carryforwards	(20,417)	(3,487)
Total	$(446,815)	$(170,828)

Included in the tax loss and credit carryforwards at the end of 2010 are state net operating loss carryforwards of $824,382, federal net operating loss carryforwards of $3,274, foreign net operating loss carryforwards of $338,462 and federal credit carryforwards of $37,814. The carryforwards expire principally between 2011 and 2015. The valuation allowance increase relates primarily to tax attributes (e.g. state and local and foreign net operating loss carryforwards) for which the Company currently believes it is more likely than not that a portion of these losses will not be realized. The deferred tax liability decreased $5,229 related to the reduction in the Netherlands tax rate. The components of the deferred taxes were recorded as follows: current deferred tax asset of $61,747 and non-current deferred tax liability of $508,562.

The Company's provision for income taxes for the years ended 2010, 2009 and 2008 was different from the amount computed by applying the statutory United States federal income tax rates to the underlying income as follows:

	2010	2009	2008
Statutory federal tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	5.3%	2.3%	1.1%
International rate difference	(33.7)%	0.0%	0.0%
Acquisition adjustments	30.5%	0.0%	0.0%
Unrecognized tax benefits	(3.8)%	(13.1)%	2.1%
Decrease in the Netherlands income tax rate	(6.8)%	0.0%	0.0%
Other, net	3.2%	(0.7)%	(0.9)%
Effective tax rate	29.7%	23.5%	37.3%

The international rate difference in 2010 includes not only those taxes of general application but also taxes at special rates levied on income from certain jurisdictional activities. The Company expects to benefit from these special rates until 2021. The Company does not provide for deferred taxes on the excess of financial reporting over tax basis on its investments in the foreign subsidiaries that were part of the Tommy Hilfiger acquisition and that are essentially permanent in duration. The earnings that are permanently reinvested were $42,980. The determination of the additional deferred taxes on the excess has not been provided because it is not practicable due to complexities associated with the hypothetical calculation.

(Currency and share amounts in thousands, except per share data)

Unrecognized tax benefit activity for each year was as follows:

	2010	2009
Balance at beginning of year	$ 34,466	$ 88,910
Increase due to assumed Tommy Hilfiger positions	132,824	-
Increases related to prior year tax positions	331	2,964
Decreases related to prior year tax positions	(764)	(13,417)
Increases related to current year tax positions	11,623	9,492
Settlements	-	(24,083)
Lapses in statute of limitations	(8,873)	(29,400)
Balance at end of year	$169,607	$ 34,466

The entire amount of unrecognized tax benefits as of January 30, 2011, if recognized, would reduce the future effective tax rate under current accounting provisions.

Interest and penalties related to unrecognized tax benefits are recorded in the Company's income tax provision. Interest and penalties recognized in the Company's Consolidated Income Statements totaled an expense of $2,125 and $3,155 for 2010 and 2009, respectively. Interest and penalties accrued in the Company's Consolidated Balance Sheets as of January 30, 2011 and January 31, 2010 totaled $7,608 and $2,465, respectively. The Company records its liabilities for unrecognized tax benefits principally in Accrued Expenses and Other Liabilities on the Company's Consolidated Balance Sheets based on the anticipated timing of relieving such liabilities.

The Company files income tax returns in the United States and in various foreign, state and local jurisdictions. With few exceptions, examinations have been completed by tax authorities or the statute of limitations has expired for United States federal, foreign, state and local income tax returns filed by the Company for years through 2005. It is reasonably possible that a reduction in a range of $7,000 to $9,000 of uncertain tax positions may occur within 12 months of January 30, 2011.

9. DERIVATIVE FINANCIAL INSTRUMENTS

The Company entered into foreign currency forward exchange contracts with respect to €1,550,000 during 2010 in connection with the acquisition of Tommy Hilfiger to hedge against its exposure to changes in the exchange rate for the Euro, as a portion of the acquisition purchase price was payable in cash and denominated in Euros. Such foreign currency forward exchange contracts were not designated as hedging instruments. The Company settled the foreign currency forward exchange contracts at a loss of $140,490 on May 6, 2010 in connection with completing the acquisition. Such loss is reflected in Other Loss in the Company's Consolidated Income Statements.

The Company has exposure to changes in foreign currency exchange rates related to certain anticipated cash flows associated with international inventory purchases of Tommy Hilfiger. To help manage this exposure, the Company periodically uses foreign currency forward exchange contracts. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company records the foreign currency forward exchange contracts at fair value in its Consolidated Balance Sheets. Changes in fair value of foreign currency forward exchange contracts that are designated as effective hedging instruments are deferred in equity as a component of accumulated other comprehensive income (loss). No contracts were excluded from effectiveness testing. Changes in the fair value of foreign currency forward exchange contracts that are not designated as effective hedging instruments are immediately recognized in earnings.

(Currency and share amounts in thousands, except per share data)

The following table summarizes the fair value and presentation in the Consolidated Balance Sheets for the Company's foreign currency forward exchange contracts related to inventory purchases:

	Asset Derivatives (Classified in Other Current Assets)		Liability Derivatives (Classified in Accrued Expenses)	
	1/30/11	1/31/10	1/30/11	1/31/10
Designated hedges	$ 417	$ -	$12,572	$ -
Undesignated hedges	-	-	2,940	-
	$ 417	$ -	$15,512	$ -

At January 30, 2011, the notional amount of foreign currency forward exchange contracts outstanding was approximately $359,250. Such contracts expire between February 2011 and October 2012.

The following table summarizes the effect of the Company's derivatives designated as hedging instruments, which consist of foreign currency forward exchange contracts for inventory purchases:

Amount of Loss Recognized in Other Comprehensive Income (Loss) on Derivatives (Effective Portion)		Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Expense) (Effective Portion)			Loss Recognized in Income (Expense) on Derivatives (Ineffective Portion)		
		Location	Amount		Location	Amount	
2010	2009		2010	2009		2010	2009
$(17,883)	$ -	Cost of goods sold	$(5,580)	$ -	Selling, general and administrative expenses	$(1,922)	$ -

The balance in accumulated other comprehensive income (loss) on foreign currency forward exchange contracts at January 30, 2011 will be recognized principally in the next 12 months in the Consolidated Income Statements as costs of goods sold as the underlying inventory is purchased and sold.

The following table summarizes the effect of the Company's derivatives that were not designated as hedging instruments, which consist of foreign currency forward exchange contracts for inventory purchases:

Loss Recognized in Income (Expense)		
Location	Amount	
	2010	2009
Selling, general and administrative expenses	$(2,868)	$ -

Please refer to Note 10, "Fair Value Measurements," for disclosures on fair value measurements of the Company's derivative financial instruments. The Company had no derivative financial instruments with credit risk related contingent features underlying the related contracts as of January 30, 2011.

(Currency and share amounts in thousands, except per share data)

10. FAIR VALUE MEASUREMENTS

FASB guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. It also establishes a three level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that were required to be remeasured at fair value on a recurring basis during 2010:

	Fair Value Measurement Using			Total Fair Value at
Description	Level 1	Level 2	Level 3	1/30/11
Derivative instrument assets	N/A	$ 417	N/A	$ 417
Derivative instrument liabilities	N/A	$15,512	N/A	$15,512

Derivative instruments presented above represent foreign currency forward exchange contracts. The fair value of such instruments is measured as the United States dollars to be purchased, multiplied by the difference between (i) the forward rate as of January 30, 2011 and (ii) the settlement rate specified in each contract.

There were no financial assets or liabilities that were required to be remeasured at fair value on a recurring basis during 2009.

The following table shows the fair value of the Company's non-financial assets and liabilities that were required to be remeasured at fair value on a nonrecurring basis (consisting of property and equipment) during 2010 and 2009, and the total impairments recorded as a result of the remeasurement process:

	Fair Value Measurement Using			Fair Value as of Impairment	Total
	Level 1	Level 2	Level 3	Date	Impairments
2010	N/A	$ 200	$ 91	$ 291	$ 13,900
2009	N/A	$ 1,425	$ 860	$ 2,285	$ 7,290

Long-lived assets with a carrying amount of $14,191 and $9,575 were written down to a fair value of $291 and $2,285 during 2010 and 2009, respectively. Fair value was determined based on the estimated discounted future cash flows associated with the assets using current sales trends and market participant assumptions, or on the quoted contractual selling prices of such assets, less the related selling costs, as applicable.

(Currency and share amounts in thousands, except per share data)

The carrying amounts and the fair values of the Company's cash and cash equivalents, short-term borrowings and long-term debt for 2010 and 2009 were as follows:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 498,718	$ 498,718	$480,882	$480,882
Short-term borrowings	4,868	4,868	-	-
Long-term debt	2,364,002	2,415,980	399,584	397,438

The fair values of cash and cash equivalents and short-term borrowings approximate their carrying values due to the short-term nature of these instruments. The Company estimates the fair value of its long-term debt using quoted market prices as of the last business day of the applicable year.

11. STOCKHOLDERS' EQUITY

Series A Convertible Preferred Stock Issuance

On May 6, 2010, the Company completed the sale of an aggregate of 8 shares of Series A convertible preferred stock, par value $100.00 per share, for an aggregate gross purchase price of $200,000 and for net proceeds of $188,595 after related fees and expenses. The Series A convertible preferred stock has a liquidation preference of $25,000 per share and is convertible at a price of $47.74 into 4,189 shares of common stock. The conversion price was established in a definitive agreement, which formed a binding commitment with the preferred stockholders in March 2010, and is subject to equitable adjustment in the event of the Company taking certain actions, including stock splits, stock dividends, mergers, consolidations or other capital reorganizations. The Series A convertible preferred stock is not subject to mandatory redemption nor is it redeemable, in whole or in part, by the Company at its option or that of any holder. The holders of the Series A convertible preferred stock are entitled to vote and participate in dividends with the holders of the Company's common stock on an as-converted basis.

Common Stock Offering

The Company sold 5,750 shares of its common stock on April 28, 2010 for net proceeds after commissions, discounts and related fees and expenses totaling $364,529, which were used to fund a portion of the purchase price and fees relating to the acquisition of Tommy Hilfiger. Of the 5,750 shares, a total of 5,250 shares were released from treasury and 500 shares were newly issued.

Common Stock Issuance

On May 6, 2010, the Company issued 7,873 shares of its common stock, par value $1.00 per share, as part of the consideration paid to the former shareholders of Tommy Hilfiger in connection with the acquisition.

Common Stock Dividends

During each of 2010, 2009 and 2008, the Company paid four $0.0375 per share cash dividends on its common stock.

(Currency and share amounts in thousands, except per share data)

Warrant

The Company issued to Mr. Calvin Klein a nine-year warrant to purchase 320 shares of the Company's common stock at $28.00 per share in connection with the Company's acquisition of Calvin Klein in 2003. Such warrant was exercised and the underlying shares were issued during 2010.

12. STOCK-BASED COMPENSATION

The Company's 2006 Stock Incentive Plan (the "2006 Plan") was approved at the Company's Annual Meeting of Stockholders held in June 2006. The 2006 Plan replaced the Company's then-existing 1997, 2000 and 2003 Stock Option Plans. The 1997, 2000 and 2003 Stock Option Plans terminated on the date of such approval, other than with respect to outstanding options under those plans, which continue to be governed by the respective plan under which they were granted. Shares issued as a result of stock-based compensation transactions generally have been funded with the issuance of new shares of the Company's common stock.

The Company may grant the following types of incentive awards under the 2006 Plan: (i) non-qualified stock options ("NQs"); (ii) incentive stock options ("ISOs"); (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units ("RSUs"); (vi) performance shares; and (vii) other stock-based awards. Each award granted under the 2006 Plan is subject to an award agreement that incorporates, as applicable, the exercise price, the term of the award, the periods of restriction, the number of shares to which the award pertains, applicable performance period(s) and performance measure(s), and such other terms and conditions as the plan committee determines.

Through January 30, 2011, the Company has granted under the 2006 Plan: (i) service-based NQs and RSUs; (ii) contingently issuable performance shares; and (iii) RSUs that are intended to satisfy the performance-based condition for deductibility under Section 162(m) of the Internal Revenue Code. According to the terms of the 2006 Plan, for purposes of determining the number of shares available for grant, each share underlying a stock option award reduces the number available by one share and each share underlying an RSU or performance share award reduces the number available by three shares for awards made before April 29, 2009 and by two shares for awards made on or after April 29, 2009. The per share exercise price of options granted under the 2006 Plan cannot be less than the closing price of the common stock on the date of grant (the business day prior to the date of grant for awards granted prior to September 21, 2006).

The Company currently has service-based NQs and ISOs outstanding under its 1997, 2000 and 2003 Stock Option Plans. Such options were granted with an exercise price equal to the closing price of the common stock on the business day immediately preceding the date of grant.

Net income for 2010, 2009 and 2008 included $33,281, $14,456 and $10,527, respectively, of pre-tax expense related to stock-based compensation.

Options currently outstanding are generally cumulatively exercisable in four equal annual installments commencing one year after the date of grant. The vesting of options outstanding is also generally accelerated upon retirement (as defined in the applicable plan). Options are generally granted with a 10-year term.

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes-Merton model. The estimated fair value of the options, net of estimated forfeitures, is expensed on a straight-line basis over the options' vesting period. At January 30, 2011, there was $8,814 of unrecognized pre-tax compensation expense, net of estimated forfeitures, related to non-vested stock options, which is expected to be recognized over a weighted average period of 1.9 years.

(Currency and share amounts in thousands, except per share data)

The following summarizes the assumptions used to estimate the fair value of service-based stock options granted in each year:

	2010	2009	2008
Weighted average risk-free interest rate	2.63%	2.58%	2.79%
Weighted average expected option term (in years)	6.25	6.59	6.25
Weighted average expected volatility	42.60%	38.92%	29.49%
Expected annual dividends per share	$ 0.15	$ 0.15	$ 0.15
Weighted average estimated fair value per option	$26.67	$11.16	$12.16

The risk-free interest rate is based on United States Treasury yields in effect at the date of grant for periods corresponding to the expected option term. The expected option term represents the weighted average period of time that options granted are expected to be outstanding, based on vesting schedules and the contractual term of the options. Expected volatility is based on the historical volatility of the Company's common stock over a period of time corresponding to the expected option term. Expected dividends are based on the Company's common stock cash dividend rate at the date of grant.

The Company has continued to utilize the simplified method to estimate the expected term for its "plain vanilla" stock options granted due to a lack of relevant historical data resulting, in part, from changes in the pool of employees receiving option grants and changes in the vesting schedule of certain grants. The Company will continue to evaluate the appropriateness of utilizing such method.

Service-based stock option activity for the year was as follows:

	Options	Range of Exercise Prices Per Option			Weighted Average Price Per Option
Outstanding at January 31, 2010	3,616	$ 9.13	-	$60.35	$ 30.16
Granted	170	56.04	-	61.60	60.18
Exercised	931	9.13	-	58.60	25.68
Cancelled	2	22.79	-	35.63	28.27
Outstanding at January 30, 2011	2,853	$12.34	-	$61.60	$ 33.41
Exercisable at January 30, 2011	1,908	$12.34	-	$60.35	$ 31.93

The aggregate grant date fair value of service-based options granted during 2010, 2009 and 2008 was $4,528, $7,397 and $4,050, respectively.

The aggregate grant date fair value of service-based options that vested during 2010, 2009 and 2008 was $4,259, $7,831 and $8,176, respectively.

At January 30, 2011, the aggregate intrinsic value of service-based options issued and outstanding and service-based options exercisable was $70,796 and $49,933, respectively. The aggregate intrinsic value of service-based options exercised was $32,389, $6,380 and $4,741 in 2010, 2009 and 2008, respectively.

The weighted average remaining contractual life of service-based options outstanding and service-based options exercisable at January 30, 2011 was 5.7 and 4.5 years, respectively.

RSUs granted to employees generally vest in three annual installments (25%, 25% and 50%) commencing two years after the date of grant. Service-based RSUs granted to non-employee directors vest in four equal annual installments commencing one year after the date of grant for awards granted prior to 2010 and vest in full one year after the date of grant for awards granted in 2010. The underlying RSU award agreements generally provide for accelerated vesting upon the award recipient's retirement (as defined in the 2006 Plan). The fair value of service-

(Currency and share amounts in thousands, except per share data)

based RSUs is equal to the closing price of the Company's common stock on the date of grant and is expensed, net of estimated forfeitures, on a straight-line basis over the RSUs' vesting period.

RSU activity for the year was as follows:

	RSUs	Weighted Average Grant Date Fair Value
Non-vested at January 31, 2010	734	$ 35.85
Granted	188	59.49
Vested	90	44.55
Cancelled	18	41.24
Non-vested at January 30, 2011	814	$ 40.24

The aggregate grant date fair value of RSUs granted during 2010, 2009 and 2008 was $11,210, $11,369 and $11,319, respectively. The aggregate grant date fair value of RSUs vested during 2010, 2009 and 2008 was $4,021, $2,442 and $196, respectively.

At January 30, 2011, there was $12,644 of unrecognized pre-tax compensation expense, net of estimated forfeitures, related to non-vested RSUs, which is expected to be recognized over a weighted average period of 1.9 years.

The Company granted restricted stock to certain of Tommy Hilfiger's management employees in connection with the Company's acquisition of Tommy Hilfiger. The restricted stock is not subject to the 2006 Plan but its grant was approved by the Company's Board of Directors. The shares of restricted stock are registered in the names of each such employee and are held in a third-party escrow account until they vest, at which time the stock will be delivered to the applicable employee. The restricted stock generally vests upon the second anniversary of the date of the closing of the acquisition.

The fair value of restricted stock is equal to the closing price of the Company's common stock on the date of grant (the closing date of the acquisition) and is expensed, net of forfeitures, on a straight-line basis over the restricted stock's vesting period.

Restricted stock activity for the year was as follows:

	Restricted Stock	Weighted Average Grant Date Fair Value
Non-vested at January 31, 2010	-	$ -
Granted	351	60.41
Vested	1	60.41
Non-vested at January 30, 2011	350	$ 60.41

No restricted stock was granted during 2009 or 2008. The aggregate grant date fair value of restricted stock granted during 2010 was $21,196. The aggregate grant date fair value of restricted stock vested during 2010 was $60.

At January 30, 2011, there was $12,955 of unrecognized pre-tax compensation expense, net of estimated forfeitures, related to non-vested restricted stock, which is expected to be recognized over a weighted average period of 1.3 years.

(Currency and share amounts in thousands, except per share data)

The Company granted contingently issuable performance share awards to all of the Company's senior executives (other than senior executives of Tommy Hilfiger) during the second quarter of 2010 subject to a performance period of three years. The Company granted contingently issuable performance share awards to all then-executive officers of the Company during the first quarter of 2010 and the first quarter of 2008, subject to performance periods of two and three years, respectively. The holders of the awards granted during 2008 earned an aggregate of 28 shares as a result of the Company's performance during such three-year period. For the awards granted during 2010, the final number of shares that will be earned, if any, is contingent upon the Company's achievement of goals for each of the performance periods based on earnings per share growth during the applicable performance cycle. Depending on the level of earnings per share achieved, up to a total number of 611 shares could be issued for all non-vested performance share awards granted in 2010. The Company records expense for the contingently issuable performance shares ratably over each applicable vesting period based on fair value and the Company's current expectations of the probable number of shares that will ultimately be issued. The fair value of the contingently issuable performance shares is equal to the closing price of the Company's common stock on the date of grant, reduced for the present value of any dividends expected to be paid on the Company's common stock during the performance cycle, as these contingently issuable performance shares do not accrue dividends prior to being earned.

Performance share activity for the year was as follows:

	Performance Shares	Weighted Average Grant Date Fair Value
Non-vested at January 31, 2010	89	$ 41.80
Granted	611	52.69
Vested	28	41.80
Cancelled	61	41.80
Non-vested at January 30, 2011	611	$ 52.69

No performance shares were granted during 2009. The aggregate grant date fair value of performance shares granted during 2010 and 2008 was $32,203 and $3,722, respectively. The aggregate grant date fair value of performance shares vested during 2010, 2009 and 2008 was $1,202, $1,176 and $256, respectively.

At January 30, 2011, based on the Company's current estimate of the most likely number of shares that will ultimately be issued, there was $21,263 of unrecognized pre-tax compensation expense related to non-vested performance shares, which is expected to be recognized over a weighted average period of 2.1 years.

The Company receives a tax deduction for certain transactions associated with its stock plan awards. The actual income tax benefits realized from these transactions were $14,077, $2,900 and $1,537 in 2010, 2009 and 2008, respectively. Of those amounts, $9,333, $1,269 and $1,158, respectively, were reported as excess tax benefits. Excess tax benefits arise when the actual tax benefit resulting from a stock plan award transaction exceeds the tax benefit associated with the grant date fair value of the related stock award.

Total stock awards available for grant at January 30, 2011 amounted to 3,295 shares.

(Currency and share amounts in thousands, except per share data)

13. COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table sets forth the detail of accumulated other comprehensive income (loss), net of related taxes:

	2010	2009
Foreign currency translation adjustments	$ 147,870	$ (1,006)
Retirement liability adjustment	(80,214)	(79,442)
Unrealized losses on derivative financial instruments	(11,899)	-
Total	$ 55,757	$(80,448)

14. LEASES

The Company leases retail locations, warehouses, showrooms, office space and equipment. The leases, excluding equipment leases, generally provide for the payment of real estate taxes and certain other occupancy expenses. Retail location leases generally are renewable and provide for the payment of percentage rentals based on location sales and other costs associated with the leased property.

At January 30, 2011, minimum annual rental commitments under non-cancelable leases were as follows:

	Capital Leases	Operating Leases	Total
2011	$ 7,352	$ 268,509	$ 275,861
2012	6,428	238,786	245,214
2013	3,677	209,038	212,715
2014	2,172	182,171	184,343
2015	1,400	160,751	162,151
Thereafter	9,627	613,240	622,867
Total minimum lease payments	30,656	$1,672,495	$1,703,151
Less: Amount representing interest	(5,765)		
Present value of net minimum capital lease payments	$24,891		

The Company's retail location leases represent $1,193,436 of the total minimum lease payments. The Company's administrative offices and showrooms located in New York, New York represent $109,758 of the total minimum lease payments. The Company's corporate, finance and retail administrative offices located in Bridgewater, New Jersey represent $55,734 of the total minimum lease payments. The Company's Calvin Klein administrative offices and showrooms represent $37,745 of the total minimum lease payments. The Company's Tommy Hilfiger administrative offices and showrooms, most of which are located in Amsterdam, The Netherlands and New York, New York represent $59,306 and $91,299, respectively, of the total minimum lease payments.

At January 30, 2011, aggregate future minimum rentals to be received under non-cancelable capital and operating subleases were $0 and $42,949, respectively.

Rent expense was as follows:

	2010	2009	2008
Minimum	$239,425	$114,538	$122,715
Percentage and other	49,069	26,656	26,589
Less: Sublease rental income	(2,925)	(1,164)	(2,319)
Total	$285,569	$140,030	$146,985

(Currency and share amounts in thousands, except per share data)

Assets under capital leases, which are classified within property, plant and equipment in the Company's Consolidated Balance Sheets, amounted to $30,459 and $0 at the end of 2010 and 2009, respectively, net of accumulated amortization of $3,421 and $0 at the end of 2010 and 2009, respectively. The Company includes amortization of assets under capital leases in depreciation and amortization expense. The Company incurred $0 during the year ended January 30, 2011 in percentage rentals under capital leases.

15. ACTIVITY EXIT COSTS AND ASSET IMPAIRMENTS

Tommy Hilfiger Integration and Exit Costs

In connection with the Company's acquisition of Tommy Hilfiger in 2010 and the related integration, the Company incurred certain costs related to severance and termination benefits, long-lived asset impairments, inventory liquidations and lease/contract terminations, including costs associated with the exit of certain *Tommy Hilfiger* product categories. Such costs were as follows:

	Total Expected to be Incurred	Incurred During 2010	Liability at 1/30/11
Severance, termination benefits and other costs	$ 25,293	$ 19,793	$ 16,258
Long-lived asset impairments	11,017	11,017	-
Inventory liquidation costs	2,583	2,583	-
Lease/contract termination and related costs	18,665	3,165	3,165
Total	$ 57,558	$ 36,558	$ 19,423

The charges for severance, termination benefits and other costs for 2010 were principally included in selling, general and administrative expenses of the Company's Tommy Hilfiger North America segment and the lease/contract termination and related costs were principally included in selling, general and administrative expenses of the Company's Tommy Hilfiger International segment. Inventory liquidation costs were included in cost of goods sold of the Company's Tommy Hilfiger North America segment (see Note 18, "Segment Data").

Long-lived asset impairments reflected in the above table consist of the following:

During the fourth quarter of 2010, the Company made a decision to exit certain *Tommy Hilfiger* product categories. The Company's decision was an impairment indicator in the fourth quarter of 2010 that required the Company to evaluate whether the net book value of the long-lived assets associated with these businesses was recoverable. Based on this evaluation, the Company determined that certain of these long-lived assets were not recoverable and recorded impairment charges in selling, general and administrative expenses of $9,140 principally in the Tommy Hilfiger North America segment.

During the third quarter of 2010 the Company granted a licensee the exclusive right to use the *Tommy Hilfiger* trademark for children's apparel in the United States and Canada. In connection with this agreement, certain assets related to the Tommy Hilfiger children's apparel business were sold to the licensee. The Company recorded a long-lived asset impairment charge of $1,877 related to this transaction, which represented the net book value of the assets sold to the licensee, net of cash proceeds received. The impairment charge in 2010 was recorded in selling, general and administrative expenses for the Tommy Hilfiger North America segment.

(Currency and share amounts in thousands, except per share data)

UK and Ireland *Van Heusen* Exit Costs

In connection with the Company's exit from its United Kingdom and Ireland *Van Heusen* dresswear and accessories business during the fourth quarter of 2010, the Company incurred lease termination, severance, termination benefits and other costs and a loss on the liquidation of a foreign operation and disposed of previously recorded goodwill. Such costs were as follows:

	Total Expected to be Incurred	Incurred During 2010	Liability at 1/30/11
Severance, termination benefits and other costs	$ 759	$ 759	$ 406
Lease termination costs	795	795	324
Loss on liquidation of foreign operation	841	841	-
Disposal of goodwill	4,157	4,157	-
Total	$ 6,552	$ 6,552	$ 730

The charges for severance, termination benefits and other costs, the loss on the liquidation of a foreign operation, lease termination costs and the disposal of goodwill for 2010 were included in selling, general and administrative expenses of the Company's Heritage Brand Wholesale Dress Furnishings segment (see Note 18, "Segment Data").

Other Restructuring Costs

The Company announced in the fourth quarter of 2008 that it initiated a series of actions to respond to the difficult economic conditions that existed during the second half of 2008 and were expected to (and did) continue into 2009 by restructuring certain of its operations and implementing a number of other cost reduction efforts. These restructuring initiatives were substantially completed during 2009.

Costs associated with the exit activities were incurred in 2009 and 2008 as follows:

	Incurred During 2009	Incurred During 2008
Severance, termination benefits and other costs	$ 9,467	$ 16,742
Long-lived asset impairments	1,494	3,759
Lease termination costs	14,936	1,077
Total	$ 25,897	$ 21,578

As of January 30, 2011, substantially all of these costs had been paid.

(Currency and share amounts in thousands, except per share data)

The costs incurred associated with the restructuring were included principally in selling, general and administrative expenses of the Company's segments as follows:

	Incurred During 2009	Incurred During 2008
Heritage Brand Wholesale Dress Furnishings	$ 541	$ 8,354
Heritage Brand Wholesale Sportswear	701	3,587
Heritage Brand Retail	2,341	1,848
Other (Calvin Klein Apparel)	17,134	2,467
Calvin Klein Licensing	-	486
Corporate	5,180	4,836
Total	$ 25,897	$ 21,578

Geoffrey Beene Outlet Retail Activity Exit Costs

During 2008, the Company determined that it would not renew its license agreements to operate *Geoffrey Beene* outlet retail stores and executed a plan to close its Geoffrey Beene outlet retail division. This decision was based on the division not materially or consistently contributing to the Company's overall profitability. The Geoffrey Beene outlet retail division operated approximately 100 stores at the time the announcement was made to close the division. A limited number of the store locations were converted to the *Calvin Klein* outlet retail format and the remainder were closed during 2008.

Costs associated with the closure of the Company's Geoffrey Beene outlet retail division were incurred in 2008 as follows:

Severance, termination benefits and other costs	$ 3,064
Long-lived asset impairments	6,715
Inventory liquidation costs	5,375
Lease termination costs	3,094
Total	$18,248

As of February 1, 2009, substantially all of these costs had been paid. The costs for asset impairments, lease terminations, severance, termination benefits and other costs were included in selling, general and administrative expenses of the Heritage Brand Retail segment. Inventory liquidation costs were included in cost of goods sold of the Heritage Brand Retail segment.

Other Asset Impairments

The financial performance in certain of the Company's outlet and specialty retail stores was an impairment indicator in the third and fourth quarters of 2010 that required the Company to evaluate whether the net book value of the long-lived assets in such stores was recoverable. Based on this evaluation, the Company determined that the long-lived assets in certain stores were not recoverable and recorded impairment charges in selling, general and administrative expenses of $2,883 in 2010, of which $433 was recorded in the Heritage Brand Retail segment, $25 was recorded in the Other (Calvin Klein Apparel) segment, $223 was recorded in the Tommy Hilfiger North America segment and $2,202 was recorded in the Tommy Hilfiger International segment.

The financial performance in certain of the Company's outlet retail stores was an impairment indicator in the third quarter of 2009 that required the Company to evaluate whether the net book value of the long-lived assets in such stores was recoverable. Based on this evaluation, the Company determined that the long-lived assets in certain

(Currency and share amounts in thousands, except per share data)

stores were not recoverable and recorded impairment charges in selling, general and administrative expenses of $5,796 in 2009, of which $1,721 was recorded in the Heritage Brand Retail segment and $4,075 was recorded in the Other (Calvin Klein Apparel) segment.

Comparable store sales declines and the overall level of profitability in 2008 in the Company's retail businesses, particularly during the holiday selling season, was an impairment indicator which caused the Company to evaluate whether the net book value of the long-lived assets in the Company's retail stores was recoverable. Based on these evaluations, the Company determined that the long-lived assets in certain stores were not recoverable and recorded impairment charges in selling, general and administrative expenses of $61,985, of which $16,644 was recorded in the Heritage Brand Retail segment and $45,341 was recorded in the Other (Calvin Klein) segment.

The impairments recorded in 2010, 2009 and 2008 were determined by comparing the expected undiscounted future cash flows associated with the assets to the carrying amount of the long-lived assets. The net book value of the long-lived assets in excess of the fair value of assets that were deemed not recoverable was written off. Fair value in 2010 and 2009 was determined based on the estimated discounted future cash flows associated with the assets using current sales trends and market participant assumptions. Fair value in 2008 was estimated based on the estimated recovery value of the assets.

16. NET INCOME PER COMMON SHARE

The Company utilizes the two-class method of calculating basic net income per common share, as holders of the Company's Series A convertible preferred stock participate in dividends with holders of the Company's common stock.

The Company computed its basic and diluted net income per common share as follows:

	2010	2009	2008
Net income	$ 53,805	$161,910	$ 91,771
Less:			
Common stock dividends paid to holders of Series A convertible preferred stock	(471)	-	-
Allocation of income to Series A convertible preferred stock	(2,071)	-	-
Net income available to common stockholders for basic net income per common share	51,263	161,910	91,771
Add back:			
Common stock dividends paid to holders of Series A convertible preferred stock	471	-	-
Allocation of income to Series A convertible preferred stock	2,071	-	-
Net income available to common stockholders for diluted net income per common share	$ 53,805	$161,910	$ 91,771
Weighted average common shares outstanding for basic net income per common share	62,744	51,639	51,428
Weighted average impact of dilutive securities	1,455	813	712
Weighted average impact of dilutive warrant	72	54	60
Weighted average impact of assumed convertible preferred stock conversion	3,107	-	-
Total shares for diluted net income per common share	67,378	52,506	52,200
Basic net income per common share	$ 0.82	$ 3.14	$ 1.78
Diluted net income per common share	$ 0.80	$ 3.08	$ 1.76

(Currency and share amounts in thousands, except per share data)

Potentially dilutive securities excluded from the calculation of diluted net income per common share were as follows:

	2010	2009	2008
Weighted average potentially dilutive securities	287	1,578	1,682

Contingently issuable shares that have not met the necessary conditions as of the end of a reporting period are not included in the calculation of diluted net income per common share for that period. The Company had contingently issuable awards outstanding that did not meet the performance conditions as of January 30, 2011, January 31, 2010 and February 1, 2009 and, therefore, were excluded from the calculation of diluted net income per common share for each applicable year. The maximum number of potentially dilutive shares that could be issued upon vesting for such awards was 611, 89 and 158 as of January 30, 2011, January 31, 2010 and February 1, 2009, respectively.

17. NONCASH INVESTING AND FINANCING TRANSACTIONS

Omitted from the Consolidated Statement of Cash Flows for the year ended January 30, 2011 were capital expenditures of $3,720, which will not be paid until 2011. The Company paid $911 in cash during 2010 related to property, plant and equipment that was acquired in the fourth quarter of 2009. This amount is omitted from the Consolidated Statement of Cash Flows for the year ended January 31, 2010.

The Company recorded increases to goodwill of $45,335, $38,866 and $39,376 during 2010, 2009 and 2008, respectively, related to liabilities incurred for contingent purchase price payments to Mr. Calvin Klein. Such amounts are not due or paid in cash until 45 days subsequent to the Company's applicable quarter end. As such, during 2010, 2009 and 2008, the Company paid $43,655, $37,435 and $40,848, respectively, in cash related to contingent purchase price payments to Mr. Calvin Klein that were recorded as additions to goodwill during the periods the liabilities were incurred.

During the second quarter of 2010, the Company issued 7,873 shares of its common stock valued at $475,607 in connection with the acquisition of Tommy Hilfiger.

During the second quarter of 2010, the Company recorded a loss of $3,005 to write-off previously capitalized debt issuance costs in connection with the extinguishment of its 7 1/4% senior notes due 2011 and its 8 1/8% senior notes due 2013.

The Company issued to Mr. Calvin Klein a nine-year warrant to purchase 320 shares of the Company's common stock at $28.00 per share in connection with the Company's acquisition of Calvin Klein in 2003. Such warrant was exercised and the underlying shares were issued during 2010. The exercise price for these shares was satisfied through the Company's withholding of 140 shares, which had a total fair market value that approximated the exercise price, from the shares that would have otherwise been issuable.

18. SEGMENT DATA

The acquisition of Tommy Hilfiger has impacted significantly the way the Company and its Chief Executive Officer (chief operating decision maker) manage and analyze its operating results. As such, the Company has changed the way it reports its segment data. Prior year periods have been restated in order to present that information on a basis consistent with the current year.

The Company manages its operations through its operating divisions, which are aggregated into seven reportable segments: (i) Heritage Brand Wholesale Dress Furnishings; (ii) Heritage Brand Wholesale Sportswear; (iii) Heritage Brand Retail; (iv) Calvin Klein Licensing; (v) Tommy Hilfiger North America; (vi) Tommy Hilfiger International; and (vii) Other (Calvin Klein Apparel).

Heritage Brand Wholesale Dress Furnishings Segment - This segment consists of the Company's heritage brand wholesale dress furnishings division. This segment derives revenue primarily from marketing both dress shirts and neckwear under the brand names *ARROW, IZOD, Eagle, Sean John, Trump* (marketed as *Donald J. Trump Signature Collection* prior to January 1, 2010), *Kenneth Cole New York, Kenneth Cole Reaction, JOE Joseph Abboud, DKNY, Elie Tahari, J. Garcia, Ike Behar* and *MICHAEL Michael Kors*, as well as dress shirts under the brand names *Van Heusen, Geoffrey Beene* and *CHAPS* and neckwear under the brand names *Nautica, Ted Baker, Jones New York, Michael Kors Collection, Claiborne, U.S. POLO ASSN., Axcess, Hart Schaffner Marx, Bass* and *Robert Graham.* In addition, the Company sold dress shirts under the *BCBG Max Azria* and *BCBG Attitude* brand names into the fourth quarter of 2009. The Company markets its dress shirt and neckwear brands, as well as various private label brands, primarily to department, mid-tier department and specialty stores.

Heritage Brand Wholesale Sportswear Segment - The Company aggregates the results of its heritage brand wholesale sportswear divisions into the Heritage Brand Wholesale Sportswear segment. This segment derives revenue primarily from marketing men's sportswear under the brand names *Van Heusen, IZOD, Geoffrey Beene, ARROW* and *Timberland*, and women's sportswear under the brand name *IZOD* to department, mid-tier department and specialty stores.

Heritage Brand Retail Segment - The Company aggregates the results of its three heritage brand retail divisions into the Heritage Brand Retail segment. This segment derives revenue principally from operating retail stores, primarily in outlet centers in the United States, which sell apparel, footwear, accessories and related products under the brand names *Van Heusen, IZOD, Bass* and *G.H. Bass & Co.* In addition, into the fourth quarter of 2008, the Company operated retail stores under the brand name *Geoffrey Beene.* The Company announced during 2008 that it would not renew its license to operate outlet retail stores and ceased operations of its Geoffrey Beene outlet retail division during the fourth quarter of 2008. Please see Note 15, "Activity Exit Costs and Asset Impairments," for details of the closure.

Calvin Klein Licensing Segment - The Company aggregates the results of its Calvin Klein licensing and advertising division into the Calvin Klein Licensing segment. This segment derives revenue principally from licensing and similar arrangements worldwide relating to the use by third parties of the brand names *Calvin Klein Collection, ck Calvin Klein* and *Calvin Klein* for a broad array of products and retail services. This segment also derives revenue from the Company's Calvin Klein Collection wholesale business and from selling *Calvin Klein Collection* branded high-end collection apparel and accessories through the Company's own full price *Calvin Klein Collection* retail store located in New York City, both of which the Company operates directly in support of the global licensing business.

Tommy Hilfiger North America Segment - The Company aggregates the results of its Tommy Hilfiger wholesale and retail divisions in North America into the Tommy Hilfiger North America segment. This segment derives revenue principally from (i) marketing *Tommy Hilfiger* branded apparel and related products at wholesale in the United States and Canada, primarily to department and specialty stores, and through licensees; and (ii) operating retail stores in the United States and Canada and an e-commerce website, which sell *Tommy Hilfiger* branded apparel, accessories and related products.

Tommy Hilfiger International Segment - The Company aggregates the results of its Tommy Hilfiger wholesale and retail divisions that operate outside of North America into the Tommy Hilfiger International segment. This segment derives revenue principally from (i) marketing *Tommy Hilfiger* branded apparel and related products at wholesale principally in Europe, primarily to department and specialty stores and franchise operators of *Tommy Hilfiger* stores, and through distributors and licensees; and (ii) operating retail stores and an e-commerce website in Europe and retail stores in Japan, which sell *Tommy Hilfiger* branded apparel, accessories and related products.

Other (Calvin Klein Apparel) Segment - The Company aggregates the results of its Calvin Klein apparel divisions into the Other (Calvin Klein Apparel) segment. This segment derives revenue from the Company's marketing at wholesale of apparel and related products under the brand names *Calvin Klein* and *ck Calvin Klein*, primarily to department, mid-tier department and specialty stores, and at retail through the Company's e-commerce website and *Calvin Klein* retail stores, which are primarily located in outlet centers in the United States.

(Currency and share amounts in thousands, except per share data)

The following tables present summarized information by segment:

	2010	2009	2008
Revenue – Heritage Brand Wholesale Dress Furnishings			
Net sales	$ 523,901	$ 489,845	$ 480,881
Royalty revenue	5,815	5,859	7,064
Advertising and other revenue	2,689	1,681	2,613
Total	532,405	497,385	490,558
Revenue – Heritage Brand Wholesale Sportswear			
Net sales	568,447	473,101	501,675
Royalty revenue	10,731	10,133	11,355
Advertising and other revenue	1,764	1,931	3,254
Total	580,942	485,165	516,284
Revenue – Heritage Brand Retail			
Net sales	638,902	610,337	692,936[1]
Royalty revenue	5,023	4,361	4,878
Advertising and other revenue	842	795	1,307
Total	644,767	615,493	699,121
Revenue – Calvin Klein Licensing			
Net sales	38,326	32,696	33,411
Royalty revenue	247,825	221,673	213,255
Advertising and other revenue	94,596	81,544	87,493
Total	380,747	335,913	334,159
Revenue – Tommy Hilfiger North America			
Net sales	889,630	-	-
Royalty revenue	11,558	-	-
Advertising and other revenue	3,257	-	-
Total	904,445	-	-
Revenue – Tommy Hilfiger International			
Net sales	1,007,776	-	-
Royalty revenue	28,690	-	-
Advertising and other revenue	4,319	-	-
Total	1,040,785	-	-
Revenue – Other (Calvin Klein Apparel)			
Net sales	552,757	464,775	451,813
Total	552,757	464,775	451,813
Total Revenue			
Net sales	4,219,739	2,070,754	2,160,716
Royalty revenue	309,642	242,026	236,552
Advertising and other revenue	107,467	85,951	94,667
Total[2]	$4,636,848	$2,398,731	$2,491,935

(Currency and share amounts in thousands, except per share data)

	2010	2009	2008
Income before interest and taxes – Heritage Brand Wholesale Dress Furnishings	$ 65,963[4]	$ 56,066[6]	$ 59,765[6]
Income before interest and taxes – Heritage Brand Wholesale Sportswear	56,546	51,437[7]	62,963[7]
Income (loss) before interest and taxes – Heritage Brand Retail	45,387	28,829[8]	(23,670)[8]
Income before interest and taxes – Calvin Klein Licensing	172,928	154,834	150,094[9]
Income before interest and taxes – Tommy Hilfiger North America	37,554[5]	-	-
Income before interest and taxes – Tommy Hilfiger International	51,653[5]	-	-
Income (loss) before interest and taxes – Other (Calvin Klein Apparel)	73,059	17,195[10]	(17,505)[10]
Loss before interest and taxes – Corporate[3]	(299,695)[5]	(64,549)[11]	(57,899)[11]
Income before interest and taxes	$ 203,395	$243,812	$173,748

(1) Revenue for the Heritage Brand Retail segment for 2008 includes $94,885 associated with the Company's Geoffrey Beene outlet retail division, which was closed during 2008.

(2) Macy's, Inc. accounted for 10.1%, 11.9% and 11.5% of the Company's revenue in 2010, 2009 and 2008, respectively. This revenue is reported in the Heritage Brand Wholesale Dress Furnishings, Heritage Brand Wholesale Sportswear, Other (Calvin Klein Apparel) and Tommy Hilfiger North America segments.

(3) Includes corporate expenses not allocated to any reportable segments. Corporate expenses represent overhead operating expenses and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure.

(4) Income before interest and taxes for 2010 includes costs of $6,552 associated with the Company's exit from its United Kingdom and Ireland *Van Heusen* dresswear and accessories business.

(5) Income (loss) before interest and taxes for 2010 includes costs of $338,317 associated with the Company's acquisition and integration of Tommy Hilfiger, including transaction, restructuring, exit and debt extinguishment costs, short-lived non-cash valuation amortization charges and the effects of hedges against Euro to U.S. dollar exchange rates related to the purchase price. Such costs were included in the Company's segments as follows: $51,946 in Tommy Hilfiger North America; $62,844 in Tommy Hilfiger International; and $223,527 in corporate expenses not allocated to any reportable segments.

(6) Income before interest and taxes for the Heritage Brand Wholesale Dress Furnishings segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives announced during the fourth quarter of 2008. Please see the section entitled "Other Restructuring Costs" in Note 15, "Activity Exit Costs and Asset Impairments," for a further discussion.

(7) Income before interest and taxes for the Heritage Brand Wholesale Sportswear segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives announced during the fourth quarter of 2008. Please see the section entitled "Other Restructuring Costs" in Note 15, "Activity Exit Costs and Asset Impairments," for a further discussion.

(Currency and share amounts in thousands, except per share data)

(8) Income (loss) before interest and taxes for the Heritage Brand Retail segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives announced during the fourth quarter of 2008 and long-lived asset impairments. Loss before interest and taxes for the Heritage Brand Retail segment for 2008 also includes costs associated with the closing of the Company's Geoffrey Beene outlet retail division. Please see the sections entitled "Geoffrey Beene Outlet Retail Activity Exit Costs," "Other Restructuring Costs" and "Other Asset Impairments" in Note 15, "Activity Exit Costs and Asset Impairments," for a further discussion.

(9) Income before interest and taxes for the Calvin Klein Licensing segment for 2008 includes costs associated with the Company's restructuring initiatives announced during the fourth quarter of 2008. Please see the section entitled "Other Restructuring Costs" in Note 15, "Activity Exit Costs and Asset Impairments," for a further discussion.

(10) Income (loss) before interest and taxes for the Other (Calvin Klein Apparel) segment for 2009 and 2008 includes costs associated with the Company's restructuring initiatives announced during the fourth quarter of 2008 and long-lived asset impairments. Please see the sections entitled "Other Restructuring Costs" and "Other Asset Impairments" in Note 15, "Activity Exit Costs and Asset Impairments," for a further discussion.

(11) Loss before interest and taxes for 2009 and 2008 includes costs associated with the Company's restructuring initiatives announced during the fourth quarter of 2008. Please see the section entitled "Other Restructuring Costs" in Note 15, "Activity Exit Costs and Asset Impairments," for a further discussion.

Intersegment transactions consist of transfers of inventory principally between the Heritage Brand Wholesale Dress Furnishings segment and the Heritage Brand Retail and Other (Calvin Klein Apparel) segments. These transfers are recorded at cost plus a standard markup percentage. Such markup is eliminated in the Heritage Brand Retail and Other (Calvin Klein Apparel) segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Currency and share amounts in thousands, except per share data)

	2010	2009	2008
Identifiable Assets			
Heritage Brand Wholesale Dress Furnishings	$ 296,299	$ 278,101	$ 269,511
Heritage Brand Wholesale Sportswear	297,780	249,864	240,415
Heritage Brand Retail	98,496	97,837	112,735
Calvin Klein Licensing	1,014,231	925,832	872,453
Tommy Hilfiger North America	1,167,734	-	-
Tommy Hilfiger International	3,170,919	-	-
Other (Calvin Klein Apparel)	144,492	134,515	157,961
Corporate	545,383	653,530	547,109
Total	$6,735,334	$2,339,679	$2,200,184
Depreciation and Amortization			
Heritage Brand Wholesale Dress Furnishings	$ 6,003	$ 7,606	$ 7,190
Heritage Brand Wholesale Sportswear	5,084	6,425	4,610
Heritage Brand Retail	9,905	12,443	16,828
Calvin Klein Licensing	2,785	3,631	3,045
Tommy Hilfiger North America	31,527	-	-
Tommy Hilfiger International	72,339	-	-
Other (Calvin Klein Apparel)	13,563	14,535	17,678
Corporate	5,931	5,249	6,015
Total	$ 147,137	$ 49,889	$ 55,366
Identifiable Capital Expenditures[(1)]			
Heritage Brand Wholesale Dress Furnishings	$ 3,768	$ 2,629	$ 3,716
Heritage Brand Wholesale Sportswear	3,285	1,683	7,633
Heritage Brand Retail	9,411	5,381	21,061
Calvin Klein Licensing	3,096	2,249	2,295
Tommy Hilfiger North America	22,172	-	-
Tommy Hilfiger International	42,949	-	-
Other (Calvin Klein Apparel)	13,109	10,944	40,627
Corporate	6,014	1,881	4,999
Total	$ 103,804	$ 24,767	$ 80,331

(1) Capital expenditures in 2010 include $3,720 of accruals which will not be paid until 2011. Capital expenditures in 2009 include $911 of accruals which were not paid until 2010. Capital expenditures in 2007 included $7,810 of accruals which were not paid until 2008.

Property, plant and equipment, net based on the location where such assets are held, was as follows:

	2010	2009	2008
Domestic	$ 234,677	$ 164,195	$ 189,571
Canada	39,033	318	514
Europe	116,874	1,855	986
Other foreign	13,993	1,106	1,738
Total	$ 404,577	$ 167,474	$ 192,809

(Currency and share amounts in thousands, except per share data)

Revenue, based on location of origin, was as follows:

	2010	2009	2008
Domestic	$3,114,424	$2,129,336	$2,236,524
Canada	237,383	48,745	36,756
Europe	974,380	133,480	132,387
Other foreign	310,661	87,170	86,268
Total	$4,636,848	$2,398,731	$2,491,935

19. GUARANTEES

The Company guaranteed the payment of certain purchases made by one of the Company's suppliers from a raw material vendor. The maximum amount guaranteed as of January 30, 2011 is $500. The guarantee expires on January 31, 2012.

The Company guaranteed to a landlord the payment of rent and related costs by the tenant currently occupying space previously leased by the Company. The maximum amount guaranteed as of January 30, 2011 is approximately $3,700, which is subject to exchange rate fluctuation. The Company has the right to seek recourse of approximately $2,400 as of January 30, 2011, which is subject to exchange rate fluctuation. The guarantee expires on May 19, 2016.

20. OTHER COMMENTS

Included in selling, general and administrative expenses on the Company's Consolidated Income Statements are foreign currency transaction losses of $4,786 (2010); $309 (2009) and $3,380 (2008).

Included in accrued expenses on the Company's Consolidated Balance Sheets are certain incentive compensation accruals of $54,828 and $30,960 as of January 30, 2011 and January 31, 2010, respectively, and certain wholesale sales allowance accruals of $53,143 and $39,534 as of January 30, 2011 and January 31, 2010, respectively.

The Company's asset retirement obligations are included in Other Liabilities on the Company's Consolidated Balance Sheets and relate to the Company's obligation to dismantle or remove leasehold improvements from leased office or retail store locations at the end of a lease term in order to restore a facility to a condition specified in the lease agreement. The Company records the fair value of the liability for asset retirement obligations in the period in which it is legally or contractually incurred. Upon initial recognition of the asset retirement liability, an asset retirement cost is capitalized by increasing the carrying amount of the asset by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement cost is recognized as expense through depreciation over the asset's useful life. Changes in the liability for the asset retirement obligations are recognized for the passage of time and revisions to either the timing or the amount of estimated cash flows. Accretion expense is recognized for the impacts of increasing the discounted fair value to its estimated settlement value.

(Currency and share amounts in thousands, except per share data)

The following table presents the activity related to the Company's asset retirement obligations:

	Year Ended January 30, 2011	Year Ended January 31, 2010
Beginning balance	$ 1,034	$ 675
Business acquisitions	5,106	-
Liabilities incurred	276	182
Liabilities settled (payments)	(391)	(63)
Accretion expense	163	56
Revisions in estimated cash flows	(149)	184
Currency translation adjustment	733	-
Ending balance	$ 6,772	$ 1,034

The Company is a party to certain litigation which, in management's judgment, based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

21. SUBSEQUENT EVENTS (UNAUDITED)

On March 2, 2011, the Company entered into an amended and restated senior secured credit facility, which amended the credit facility it entered into in May 2010 in connection with its acquisition of Tommy Hilfiger. The amended facility provides reduced borrowing spreads and fees, as well as additional flexibility with respect to the application of voluntary prepayments. The full benefit of the reduction in borrowing spreads and fees is not expected to be realized, as the Company currently intends to enter into contracts to swap a portion of its variable rate debt into fixed rate debt for the intended purpose of reducing its exposure to interest rate volatility. The amended facility extends the maturity of the term loan A facilities and the revolving loan facilities from May 2015 to January 2016. The maturity of the term loan B facilities remains in May 2016.

The amended credit facility consists of United States dollar-denominated and Euro-denominated term loan facilities in an aggregate amount of approximately $1,040,000 and approximately €347,000, respectively, and revolving credit in the aggregate amount of approximately $450,000 (including a United States dollar facility and two multi-currency facilities, one United States dollar and Canadian dollar, and the other Euro, Japanese Yen and British Pound). The revolving credit facilities remained undrawn upon the closing of the amended credit facility (with only letters of credit outstanding).

In connection with the closing of the amended credit facility, the Company voluntarily prepaid approximately $150,000 of borrowings with cash on hand, which the Company had previously announced it intended to use for such purpose. The aggregate amount outstanding under the amended facility is the same as the aggregate amount outstanding under the credit facility prior to the amendment and restatement, other than with respect to the approximately $150,000 voluntary prepayment, and reflects a total reduction by approximately $400,000 of the amount initially borrowed at the time of the Tommy Hilfiger acquisition closing.

(Currency and share amounts in thousands, except per share data)

The terms of each of the term loan A and B facilities contain a mandatory repayment schedule on a quarterly basis, such that the total annual repayments are as follows:

	Term Loan	
	A	B
Amended and restated borrowings on March 2, 2011, based on the applicable exchange rate at that date	$759,804	$759,411
Percentage required to be repaid for the annual period ending May 6:		
2012	5%	1%
2013	10%	1%
2014	15%	1%
2015	25%	1%
2016	45%	96%

The outstanding borrowings under the amended facility are prepayable without penalty (other than customary breakage costs). The terms of the amended facility require the Company to repay certain amounts outstanding thereunder with (a) net cash proceeds of the incurrence of certain indebtedness, (b) net cash proceeds of certain asset sales or other dispositions (including as a result of casualty or condemnation) that exceed certain thresholds, to the extent such proceeds are not reinvested in the business in accordance with customary reinvestment provisions and (c) a percentage of excess cash flow, which percentage is based upon our leverage ratio during the relevant fiscal period.

The United States dollar-denominated borrowings under the amended facility bear interest at a rate equal to an applicable margin plus, as determined at the Company's option, either (a) a base rate determined as the highest of (i) the prime rate, (ii) the United States federal funds rate plus 1/2 of 1% and (iii) a one-month adjusted Eurocurrency rate plus 1% (provided that, in the case of the term loan B facility, in no event will the base rate be deemed to be less than 1.75%) or (b) an adjusted Eurocurrency rate, calculated in a manner set forth in the amended facility (provided that, in the case of the term loan B facility, in no event will the adjusted Eurocurrency rate be deemed to be less than 0.75%).

Canadian dollar-denominated borrowings under the amended facility bear interest at a rate equal to an applicable margin plus, as determined at the Company's option, either (a) a Canadian prime rate determined by reference to the greater of (i) the average of the rates of interest per annum equal to the per annum rate of interest quoted, published and commonly known in Canada as the "prime rate" or which Royal Bank of Canada establishes at its main office in Toronto, Ontario as the reference rate of interest in order to determine interest rates for loans in Canadian dollars to its Canadian borrowers and (ii) the sum of (x) the average of the rates per annum for Canadian dollar bankers' acceptances having a term of one month that appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Toronto time) on the date of determination, as reported by the administrative agent (and if such screen is not available, any successor or similar service as may be selected by the administrative agent), and (y) 1%, or (b) an adjusted Eurocurrency rate, calculated in a manner set forth in the amended facility.

The borrowings under the amended facility in currencies other than United States dollars or Canadian dollars bear interest at a rate equal to an applicable margin plus an adjusted Eurocurrency rate, calculated in a manner set forth in the amended facility (provided that, in the case of the term loan B facility, in no event will the adjusted Eurocurrency rate be deemed to be less than 0.75%).

The initial applicable margins will be (a) in the case of the United States dollar-denominated term loan A facility, 2.50% for adjusted Eurocurrency rate loans and 1.50% for base rate loans, as applicable, (b) in the case of the United States dollar-denominated term loan B facility, 2.75% for adjusted Eurocurrency rate loans and 1.75% for base rate loans, as applicable, (c) in the case of the Euro-denominated term loan A facility, 2.75%, (d) in the case of the Euro-denominated term loan B facility, 3.00% and (e) in the case of the revolving credit facilities, (x) for borrowings denominated in United States dollars, 2.50% for adjusted Eurocurrency rate loans and 1.50% for base rate loans, as applicable, (y) for borrowings denominated in Canadian dollars, 2.50% for adjusted Eurocurrency rate loans and 1.50% for Canadian prime rate loans, as applicable, and (z) for borrowings denominated in other currencies, 2.75%. After the date of delivery of the compliance certificate and financial statements with respect to the Company's fiscal quarter ending May 1, 2011, the applicable margin for borrowings under the term loan A facilities and the revolving credit facilities will be adjusted depending on the Company's leverage ratio.

On March 11, 2011, an earthquake and subsequent tsunami struck Japan. The Company has assets, including goodwill, assigned to its Tommy Hilfiger Japan reporting unit. The Company continues to monitor how the earthquake might affect the general economic and market conditions in Japan as the recovery moves forward.

PHILLIPS-VAN HEUSEN CORPORATION

SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED
(In thousands, except per share data)

The following table sets forth selected quarterly financial data (unaudited) for the corresponding thirteen week periods of the fiscal years presented:

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2010(1)	2009(4)	2010(1),(2)	2009(4)	2010(1),(2),(5)	2009(4),(5)	2010(1),(3)	2009(4)
Total revenue	$619,044	$557,425	$1,103,268	$529,283	$1,516,419	$697,440	$1,398,117	$614,583
Gross profit	317,033	271,826	575,241	265,756	793,467	337,674	736,210	307,347
Net (loss) income	(27,613)	24,711	(70,624)	26,557	99,848	83,619	52,194	27,023
Basic net (loss) income per common share	(0.53)	0.48	(1.07)	0.51	1.42	1.62	0.74	0.52
Diluted net (loss) income per common share	(0.53)	0.48	(1.07)	0.51	1.39	1.58	0.72	0.51
Price range of stock per common share								
High	68.18	30.48	65.22	36.08	64.13	44.85	72.42	44.92
Low	38.25	14.09	42.81	24.71	44.69	33.15	56.27	39.03

(1) The first, second, third and fourth quarters of 2010 include pre-tax costs of $104,028, $166,082, $37,197 and $31,010, respectively, associated with the Company's acquisition and integration of Tommy Hilfiger, including transaction, restructuring and debt extinguishment costs, short-lived non-cash valuation amortization charges and the effects of hedges against Euro to U.S. dollar exchange rates related to the purchase price.

(2) The second and third quarters of 2010 include a tax expense increase (decrease) of $16,037 and $(19,116), respectively, to previously stated amounts. These adjustments relate to adjusting the purchase price allocation related to the Tommy Hilfiger acquisition in the fourth quarter of 2010, and applying those adjustments retrospectively to the second and third quarters of 2010 in accordance with FASB guidance for business combinations.

(3) The fourth quarter of 2010 includes pre-tax costs of $6,552 associated with the Company's exit from its United Kingdom and Ireland *Van Heusen* dresswear and accessories business.

(4) The first, second, third and fourth quarters of 2009 include pre-tax costs of $4,720, $6,256, $6,174 and $8,747, respectively, associated with the Company's restructuring initiatives announced in the fourth quarter of 2008. Please see the section entitled "Other Restructuring Costs" in Note 15, "Activity Exit Costs and Asset Impairments," for a further discussion.

(5) The third quarters of 2010 and 2009 include tax benefits of $8,873 and $29,400 related to the lapses of the statute of limitations with respect to certain previously unrecognized tax positions.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report on Form 10-K. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include certain amounts based on management's best judgments and estimates.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the underlying transactions, including the acquisition and disposition of assets; (ii) provide reasonable assurance that the Company's assets are safeguarded and transactions are executed in accordance with management's authorization and are recorded as necessary to permit preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company's Board of Directors, composed solely of directors who are independent in accordance with New York Stock Exchange listing standards, the Securities Exchange Act of 1934, the Company's Corporate Governance Guidelines and its charter, meets periodically with the Company's independent auditors, the Company's internal auditors and management to discuss internal control over financial reporting, auditing and financial reporting matters. Both the independent auditors and the Company's internal auditors periodically meet alone with the Audit Committee and have free access to the Committee.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of January 30, 2011. On May 6, 2010, the Company completed its acquisition of Tommy Hilfiger B.V. and certain affiliated companies (collectively, "Tommy Hilfiger"). As the acquisition occurred during the second quarter of 2010, management excluded the Tommy Hilfiger business from its assessment of internal control over financial reporting. As of January 30, 2011 and for the fiscal year ended January 30, 2011, total assets and total revenues of Tommy Hilfiger represented 64% and 42%, respectively, of the Company's consolidated assets and revenues.

The Company's independent auditors, Ernst & Young LLP, a registered public accounting firm, are appointed by the Audit Committee, subject to ratification by the Company's stockholders. Ernst & Young LLP have audited and reported on the consolidated financial statements of the Company and the effectiveness of the Company's internal control over financial reporting. The reports of the independent auditors are contained in this Annual Report on Form 10-K.

/s/ EMANUEL CHIRICO

Emanuel Chirico
Chairman and Chief Executive Officer
March 30, 2011

/s/ MICHAEL SHAFFER

Michael Shaffer
Executive Vice President and
Chief Financial Officer
March 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips-Van Heusen Corporation

We have audited Phillips-Van Heusen Corporation's internal control over financial reporting as of January 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Phillips-Van Heusen Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Tommy Hilfiger, which is included in the 2010 consolidated financial statements of Phillips-Van Heusen Corporation and subsidiaries and constituted 64% and 42% of total assets and revenue, respectively, as of January 30, 2011 and for the year then ended. Our audit of internal control over financial reporting of Phillips-Van Heusen Corporation and subsidiaries also did not include an evaluation of the internal control over financial reporting of Tommy Hilfiger.

In our opinion, Phillips-Van Heusen Corporation maintained, in all material respects, effective internal control over financial reporting as of January 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 30, 2011 and January 31, 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 30, 2011 and our report dated March 30, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips-Van Heusen Corporation

We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 30, 2011 and January 31, 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended January 30, 2011. Our audits also included the financial statement schedule included in Item 15(a) (2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at January 30, 2011 and January 31, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 30, 2011 in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Phillips-Van Heusen Corporation's internal control over financial reporting as of January 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 30, 2011

PHILLIPS-VAN HEUSEN CORPORATION
TEN YEAR FINANCIAL SUMMARY
(In thousands, except per share data, percents and ratios)

	2010[1]	2009[2]	2008[3]	2007	2006[4]
Summary of Operations					
Revenue	$4,636,848	$2,398,731	$2,491,935	$2,425,175	$2,090,648
Cost of goods sold and expenses	4,433,453	2,154,919	2,318,187	2,113,345	1,825,342
Income before interest and taxes	203,395	243,812	173,748	311,830	265,306
Interest expense, net	126,822	32,229	27,444	17,009	16,873
Income tax expense	22,768	49,673	54,533	111,502	93,204
Net income	$ 53,805	$ 161,910	$ 91,771	$ 183,319	$ 155,229
Per Share Statistics					
Basic net income per common share	$ 0.82	$ 3.14	$ 1.78	$ 3.29	$ 2.71
Diluted net income per common share	0.80	3.08	1.76	3.21	2.64
Dividends paid per common share	0.15	0.15	0.15	0.15	0.15
Stockholders' equity per equivalent common share[5]	34.28	22.51	19.40	18.65	16.87
Financial Position					
Current assets	1,810,563	994,883	864,429	836,219	799,863
Current liabilities (including short-term borrowings)	908,162	362,881	349,238	360,148	298,026
Working capital	902,401	632,002	515,191	476,071	501,837
Total assets	6,735,334	2,339,679	2,200,184	2,172,394	2,013,345
Capital leases	24,891	-	-	-	-
Long-term debt	2,364,002	399,584	399,567	399,552	399,538
Series B convertible preferred stock	-	-	-	-	-
Stockholders' equity	$2,442,557	$1,168,553	$ 998,795	$ 956,283	$ 942,157
Other Statistics					
Total debt to total capital[6]	49.5%	25.5%	28.6%	29.5%	29.8%
Net debt to net capital[7]	43.7%	(7.5)%	6.7%	11.9%	3.4%
Current ratio	2.0	2.7	2.5	2.3	2.7

(1) 2010 includes (a) pre-tax costs of $338,317 associated with the Company's acquisition and integration of Tommy Hilfiger, including transaction, restructuring and debt extinguishment costs, non-cash valuation amortization charges and the effects of hedges against Euro to U.S. dollar exchange rates related to the purchase price; (b) pre-tax costs of $6,552 associated with the Company's exit from its United Kingdom and Ireland *Van Heusen* dresswear and accessories business; and (c) a tax benefit of $8,873 related to the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

(2) 2009 includes (a) pre-tax costs of $25,897 associated with the Company's restructuring initiatives announced in the fourth quarter of 2008; and (b) a tax benefit of $29,400 related to the lapse of the statute of limitations with respect to certain previously unrecognized tax positions.

(3) 2008 includes (a) fixed asset impairment charges of $60,082 for approximately 200 of the Company's retail stores; (b) pre-tax costs of $21,578 associated with the Company's restructuring initiatives announced in the fourth quarter of 2008; and (c) pre-tax costs of $18,248 associated with the closing of the Company's Geoffrey Beene outlet retail division.

(4) 2006 includes (a) a pre-tax gain of $32,043 associated with the sale by a subsidiary of the Company on January 31, 2006 of minority interests in certain entities that operate various licensed *Calvin Klein* jeans and sportswear businesses in Europe and Asia; (b) pre-tax costs of $10,535 resulting from the departure in February 2006 of a former chief executive officer of the Company; (c) pre-tax costs of $11,294 associated with closing the Company's apparel manufacturing facility in Ozark, Alabama in May 2006; and (d) an inducement payment of $10,178 and offering costs totaling $770 incurred by the Company in connection with the voluntary conversion by the holders of the Company's Series B convertible preferred stock of a portion of such stock into shares of common stock and the subsequent sale of a portion of such common shares by the holders. The inducement payment and offering costs resulted in a reduction of net income available to common stockholders for purposes of calculating diluted net income per common share. 2006 includes 53 weeks of operations.

(5) Stockholders' equity per equivalent common share is calculated by dividing stockholders' equity by the sum of common shares outstanding and the number of common shares that the Company's Series A convertible preferred shares are convertible into, as such convertible preferred stock is classified within Stockholders' Equity in the Company's Consolidated Balance Sheet.

(6) Total capital equals interest-bearing debt (including capital leases) and stockholders' equity.

(7) Net debt and net capital are total debt (including capital leases) and total capital reduced by cash.

PHILLIPS-VAN HEUSEN CORPORATION
TEN YEAR FINANCIAL SUMMARY (CONTINUED)
(In thousands, except per share data, percents and ratios)

	2005[1]	2004[2]	2003[3]	2002	2001[4]
Summary of Operations					
Revenue	$1,908,848	$1,641,428	$1,568,836	$1,392,038	$1,418,185
Cost of goods sold and expenses	1,702,002	1,511,549	1,509,558	1,323,003	1,377,046
Income before interest and taxes	206,846	129,879	59,278	69,035	41,139
Interest expense, net	28,577	42,857	36,372	22,729	24,451
Income tax expense	66,581	28,407	8,200	15,869	6,008
Net income	$ 111,688	$ 58,615	$ 14,706	$ 30,437	$ 10,680
Per Share Statistics					
Basic net income (loss) per common share	$ 2.15	$ 1.20	$ (0.18)	$ 1.10	$ 0.39
Diluted net income (loss) per common share	1.85	1.14	(0.18)	1.08	0.38
Dividends paid per common share	0.15	0.15	0.15	0.15	0.15
Stockholders' equity per common share	14.12	11.23	9.68	9.80	9.62
Financial Position					
Current assets	681,257	504,137	490,584	451,127	405,300
Current liabilities	242,225	219,266	182,864	127,439	114,358
Working capital	439,032	284,871	307,720	323,688	290,942
Total assets	1,765,048	1,560,355	1,439,283	771,700	708,933
Capital leases	-	-	-	-	-
Long-term debt	399,525	399,512	399,097	249,012	248,935
Series B convertible preferred stock	161,926	264,746	264,746	-	-
Stockholders' equity	$ 610,662	$ 364,026	$ 296,157	$ 272,227	$ 265,727
Other Statistics					
Total debt to total capital[5]	34.1%	38.9%	41.6%	47.8%	48.4%
Net debt to net capital[6]	14.6%	30.5%	32.2%	32.6%	43.6%
Current ratio	2.8	2.3	2.7	3.5	3.5

(1) 2005 includes an inducement payment of $12,853 and offering costs totaling $1,352 incurred by the Company in connection with the voluntary conversion by the holders of the Company's Series B convertible preferred stock of a portion of such stock into shares of common stock and the subsequent sale of such common shares by the holders. The inducement payment and offering costs resulted in a reduction of net income available to common stockholders for purposes of calculating diluted net income per common share.

(2) 2004 includes pre-tax charges of $9,374 related to debt extinguishment costs, pre-tax charges of $14,033 associated with the closing of certain outlet retail stores and exiting the wholesale footwear business and other related costs, and a $3,016 tax benefit associated with the realization of certain state net operating loss carryforwards.

(3) 2003 includes pre-tax charges of $36,366 related to integration costs associated with the Company's acquisition of Calvin Klein, pre-tax charges of $20,739 associated with the impairment and closing of certain outlet retail stores and exiting the wholesale footwear business and other related costs, and a pre-tax gain of $3,496 resulting from the Company's sale of its minority interest in Gant Company AB. Calvin Klein integration costs consist of (a) the operating losses of certain Calvin Klein businesses which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

(4) 2001 includes pre-tax charges of $21,000 for restructuring and other expenses.

(5) Total capital equals interest-bearing debt, preferred stock and stockholders' equity.

(6) Net debt and net capital are total debt and total capital reduced by cash.

SCHEDULE II

PHILLIPS-VAN HEUSEN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended January 30, 2011					
Allowance for doubtful accounts	$ 7,224	$ 2,054	$ 5,622(b)	$ 3,795(c)	$ 11,105
Allowance/accrual for operational chargebacks and customer markdowns(a)	91,887	242,712	64,625(b)	237,533	161,691
Total	99,111	244,766	70,247	241,328	172,796
Year Ended January 31, 2010					
Allowance for doubtful accounts	$ 7,160	$ 5,617	$ -	$ 5,553(c)	$ 7,224
Allowance/accrual for operational chargebacks and customer markdowns(a)	91,700	173,818	677	174,308	91,887
Total	98,860	179,435	677	179,861	99,111
Year Ended February 1, 2009					
Allowance for doubtful accounts	2,611	7,241	2,997	5,689(c)	7,160
Allowance/accrual for operational chargebacks and customer markdowns(a)	87,601	165,374	2,748	164,023	91,700
Total	90,212	172,615	5,745	169,712	98,860

(a) Contains activity associated with the wholesale sales allowance accrual included in accrued expenses. Please see Note 20, "Other Comments" for specified amounts.
(b) Principally due to the acquisition of Tommy Hilfiger in 2010.
(c) Principally accounts written off as uncollectible, net of recoveries.

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CSR Reporting Highlights

Below is a brief summary of our 2010 CSR performance for the core areas of Workplace, Human Rights, Community and Environment, as well as an outline of our CSR priorities and 2011 goals. To read the full 2010 CSR Report, please visit *pvhcsr.com*.

Workplace

We place a high priority on making a genuine contribution to the quality of life of our associates and their families and recognize our responsibility to provide a work environment that fosters respect, dignity and opportunity.

2010 Overview

2010 was a year of significant challenges and new opportunities for our associates. Our global workforce doubled as a result of the Tommy Hilfiger acquisition and we invested a great deal of time and resources into aligning benefits plans and programs. Beyond the business integration, we made progress on achieving our workplace performance goals as we continued to strive to meet our associates' need for a meaningful work environment that encourages communication, teamwork, career advancement and personal fulfillment.

Performance to Goals

In our last report, we set a number of goals and action plans intended to help us evaluate our progress. Below is a review of our 2010 performance related to those goals:

- We completed a number of planned actions in response to the 2009 PVH Associate Survey, making satisfactory progress on all multi-year goals.
- We continued to support healthy lifestyle choices for our associates. Specifically, we initiated implementation of tobacco-free policies in all of our U.S. locations and our long-term plan to gain CEO Gold Standard accreditation is on track.
- We continued to develop associate communications programs. Enhancements to communication efforts were made throughout the organization.
- We made significant progress in the implementation of the new Leadership Development Training Program for all PVH managers, with more than 600 managers and executives completing at least three classes in the four course program.
- The plan to work with an outside partner to formulate a long-term strategy to promote a more diverse workforce was deferred to 2011.

Diversity Statistics

We believe that a diverse workforce is important to our success and we have been aggressive in our efforts to hire and promote females and minorities as part of our overall commitment. Below is an analysis of PVH's total United States workforce by racial/ethnic group and gender as reported in our 2010 EEO-1 Report to the U.S. Equal Employment Opportunity Commission:

Comparison of PVH 2010 U.S. Diversity Statistics with 2009 EEO-1 National Aggregate Report Data

Gender	Number	PVH %	EEO %	Ethnicity	Number	PVH %	EEO %
				TOTAL U.S. WORKFORCE			
Male	5,088	34.0	51.6	White	9,316	62.2	65.9
Female	9,885	66.0	48.4	Black/African American	1,571	10.5	13.8
				Hispanic or Latino	3,089	20.6	13.2
				Asian	759	5.1	5.4
				American Indian or Alaska Native	46	0.3	0.5
				Hawaiian or Pacific Islander	59	0.4	0.4
				Two or More Races	133	0.9	0.8
				MANAGERS			
Male	637	34.2	63.5	White	1,438	77.2	81.5
Female	1,225	65.8	36.5	Black/African American	96	5.2	6.4
				Hispanic or Latino	213	11.4	6.2
				Asian	103	5.5	4.8
				American Indian or Alaska Native	4	0.2	0.4
				Hawaiian or Pacific Islander	1	0.1	0.2
				Two or More Races	7	0.4	0.5

Human Rights

Ethical sourcing based on the core values of respect for human rights, fair labor conditions and protection of the environment drive how we conduct our business.

2010 Overview

2010 was a transformative year for PVH and the Global Human Rights and Social Responsibility Program. Recognizing the importance of the program to our Company's vision of sustainable business, we reorganized the oversight and reporting structure of the program. Performance highlights include:

- 433 initial and follow-up assessments were conducted for PVH direct suppliers
- 51% of issues of non-compliance identified at direct factories in first quarter were resolved by the end of 2010
- 49 factories were involved in capacity building projects in six countries, focusing on issues such as management of work hours and establishment of functional worker-management committees
- We received 65 workers' grievances from our direct factories; 89% were resolved and 11% are in resolution process or we dropped the factory due to persistent lack of remedy
- 469 assessments were conducted at active licensee factories

Performance to Goals

In our last report, we set a number of goals and action plans intended to help us evaluate our progress. Below is a review of our 2010 performance related to those goals:

- We continued the PVH tradition of ethical sourcing by proactively identifying compliance concerns and seeking viable solutions, aligning sourcing strategy and compliance efforts.
- We made significant progress in implementing the operating system and database platform to automate the overall human rights and environmental compliance process of our supply chain. Phase I of the software platform was completed successfully and launched, with over 250 users trained.
- We developed and launched the Licensee Compliance Verification System (LCVS) to assess the compliance programs of licensees and guide them in the creation and strengthening of their programs as needed.
- We achieved our objectives with respect to the development of the Fair Labor Association's Sustainable Compliance Initiative (FLA SCI). We participated in the development of the FLA SCI through membership on the steering, IT, and regional committees and pilot tested the first versions of the tool.

Supply Chain

Our supply chain is comprised of 1,063 factories in 55 countries – 331 PVH direct supplier factories in 25 countries and 732 licensee factories in 51 countries. Below is our direct supplier factory compliance status.


200
150
100
50
0
15%
13%
53%
12%
7%
In Compliance
Requires Follow Up
In Remediation
Not In Compliance
Red Flagged

- "In Compliance" indicates the number of active factories with good, functional compliance systems in place.
- "Requires Follow Up" indicates the number of factories awaiting verification of elevation to "In Compliance" status.
- "In Remediation" indicates the number of factories making progress in addressing non-compliance issues and demonstrating commitment and transparency.
- "Not in Compliance" indicates the number of factories that have not displayed commitment and transparency and therefore production is discontinued.
- "Red Flagged" is an alert category which indicates the number of factories where no progress achieved over time, or a severe non-compliance condition has developed. The factory must address the issues immediately, otherwise it will be categorized as "Not in Compliance" and business will be discontinued.

To responsibly manage our growing supply chain and strengthen our sustainability focus, we have:

- Moved towards a sustainable supply chain model in which we strive to use our business influence to increase and preserve positive economic, social and environmental impacts throughout the chain
- Actively participated in the FLA SCI to help factories build internal capabilities to address and maintain good working conditions
- Increased our focus on environmental management systems to help factories conserve scarce resources and mitigate negative environmental impacts
- Created a detailed compliance integration plan for Tommy Hilfiger's supply chain

To broaden our impact globally and across the industry:

- Our participation in the FLA reflects our commitment to engagement, transparency and best practices by submitting our program to independent evaluation and public reporting within a multi-stakeholder framework
- Our participation in the Global Social Compliance Programme is intended to expand our collaborative efforts, foster transparency, consistency and best practices in addressing endemic issues
- We have applied the United Nations Framework on Business and Human Rights in our public reporting and are part of the consultation process discussing its effective implementation
- We engaged with diverse NGOs and companies to address critical non-compliance issues globally, such as factory closures, freedom of association, forced labor and wages
- We worked with 13 companies and over 200 suppliers to discuss improvements to occupational safety and health in Bangladeshi factories, in the aftermath of a tragic fire at a vendor factory

To improve Licensee Compliance, we have:

- Created the LCVS to guide licensees in building effective compliance programs and fulfilling PVH requirements
- Created and reviewed Licensee Report Cards with 50 licensees
- Created an accreditation process to improve the quality and consistency of the work by external monitors
- Facilitated 14 collaborations among licensees and other companies to ensure consistent messaging for factories and reduce duplicative auditing

Community

Commitment to community service has long been integral to our corporate identity and culture. While we are proud of our charitable efforts and the level of participation of our associates, we recognize that true community stewardship is about more than just supporting various charitable organizations. We also strive to make a positive impact through genuine involvement in the lives of the people in the communities where we live and work.

2010 Overview

Significant progress was made in 2010 against our goals and the mission established through our newly implemented PVH Cares platform. The primary focus of PVH Cares is to have a positive impact on the lives of women and children, thereby enhancing the health of future generations of men and women.

Performance to Goals

In our last report, we set a number of goals and action plans intended to help us evaluate our progress. Below is a review of our 2010 performance related to those goals:

- The PVH Cares platform, mission statement and organizational structure have been implemented and are functioning as intended.
- We made significant progress in working closely with the Save the Children staff to build and strengthen our relationship. The Bangladesh initiative of developing daycare facilities in factories is underway and our commitment to allocate 25% of retail customer campaign collections is in place.
- Last year, we set a goal to conduct at least one PVH-organized volunteer event for each local Community Involvement Committee (CIC) by 2013. We have since modified that goal to focus on community investment by CICs, empowering associates to support causes that are important to them.
- The goal to contribute a minimum of 50% of cash donations to organizations that align with our platform and mission has also been revised. The acquisition of Tommy Hilfiger, whose mission is not perfectly aligned with PVH, and the business requirement to support customers' philanthropic efforts have led us to acknowledge that the growth of donations that are aligned with our stated mission will come more slowly. However, we continue to make progress in our effort to steer our support to causes that are relevant to our platform and mission.

Community Investment

Charitable Giving
Dollar amounts in thousands

	2009	2010		
		PVH	Tommy Hilfiger[2]	Total PVH
PVH Product Contributions[1]	$ 9,098	$ 9,172	$ 208	$ 9,380
PVH Cash Contributions	1,962	2,642	746	3,388
Retail Customer Contributions	676	681	8	689
PVH Cares:				
Associate Pledges	180	162	2	164
Fundraising	313	224	—	224
Total	**$ 12,229**	**$ 12,881**	**$ 964**	**$ 13,845**

[1] Product donations are at retail value
[2] Tommy Hilfiger contributions reflect the period from May 2010 through January 2011

Environment

We are committed to incorporating sustainability into all aspects of our operations and have a fundamental responsibility to minimize our impact on the environment. We have made considerable progress in a relatively short period and will continue to build on our efforts to steadily improve performance.

2010 Overview

Our initiatives over the past few years have largely focused on our facilities and operations, where we have direct influence. In 2010, we expanded our efforts in confronting supply chain sustainability issues, where the potential impact on the environment and human health can be much larger but where our influence is less direct.

Domestically, the most significant energy conservation initiative was the installation, completed in spring 2011, of a rooftop solar panel system, coupled with a white reflective roof, at our Bridgewater, NJ office. We expect that the system will significantly reduce the building's power consumption and see this project as providing the impetus for possible installations of other solar projects both domestically and internationally.

Performance to Goals

In our last report, we set a number of goals and action plans intended to help us evaluate our progress. Below is a review of our 2010 performance related to those goals:

- We have made significant progress in establishing a carbon footprint baseline for our domestic facilities and operations. In 2011, we will work toward calculating our global carbon footprint.
- Our Packaging Task Force is considering a number of possible solutions to reduce packaging volume and increase sustainability by 2012. Minimal packaging volume reductions were made in 2010.
- Our Restrictive Substance List (RSL) Task Force, formed mid-2010, has made significant progress in developing a corporate RSL policy and testing strategy, which are expected to be fully functioning by year-end 2011.
- We have made progress in our goal to support consistent implementation of critical environmental management system elements through the supply chain and to collaborate with the Global Social Compliance Programme (GSCP) to improve suppliers' environmental performance over the next five years. We continue to work closely with the GSCP to enhance our strategy.

Carbon Footprint

Measuring and monitoring greenhouse gas (GHG) emissions may present an opportunity to more easily attain compliance with future rules and regulatory changes. More importantly, it enhances our ability to set reduction targets and better manage emissions. In 2010, we began to establish a carbon footprint baseline for our domestic facilities and operations, taking the first step toward understanding and managing an effective environmental impact and remediation program.

We completed a detailed GHG emissions report for our North American operations (not including Tommy Hilfiger) for the period from February 2010 to January 2011. The study was conducted according to the methodologies outlined in the Greenhouse Gas Protocol, created by the World Business Council for Sustainable Development and the World Resources Institute. This Protocol is the globally accepted standard for measuring and reporting GHG emissions, and universally used by all large corporations and the United States Environmental Protection Agency.

PVH Carbon Footprint-Summary

Total				2010
CO_2	Building Energy	Offices	Tons	4,413
		Warehouses	Tons	10,027
		Retail	Tons	46,725
		Total	**Tons**	**61,165**
	Vehicle Miles	Offices	Tons	0
		Warehouses	Tons	1,376
		Retail	Tons	332
		Total	**Tons**	**1,708**
	Fugitive Emissions	Offices	Tons	2
		Warehouses	Tons	23
		Retail	Tons	2,233
		Total	**Tons**	**2,258**
		Total CO_2	**Tons**	**65,131**
per Square Foot				**2010**
CO_2	Building Energy	Offices	kg/sq. ft	8.16
		Warehouses	kg/sq. ft	3.79
		Retail	kg/sq. ft	14.49
per Associate				**2010**
CO_2	Building Energy	Offices	tons/assoc.	2.75

In 2011, we will expand our Carbon Footprint calculation to include Tommy Hilfiger North American operations and begin to collect data so that we can establish our global baseline and set reduction targets. At the same time, we will continue to develop and implement programs to reduce energy use. Using the baseline we have already established, we will begin to target locations with higher than average energy use for improvement. This is an expedient path to significant environmental savings.

Priorities and Goals

Below is a recap of the priorities we have identified to help guide our CSR policies, practices and initiatives, along with current related goals to measure our progress in 2011 and beyond:

Workplace

Maintain a high level of associate engagement	
Maintain consistently high levels of associate satisfaction	Ongoing
Ensure that we are highly responsive to associate needs and priorities	Ongoing
Continue to provide best-in-class benefits programs	
Continue to benchmark our plans against our industry to assure that we provide best-in-class benefits	Ongoing
Increase support for healthy lifestyles and well-being for all associates	Ongoing
Continue to develop workforce skills to strengthen succession planning and talent development	
Expand training efforts for all associates, with emphasis on leadership development	Within two years
Continue ongoing succession planning and recruitment efforts to build leadership strength and support future business growth	2011
Maintain our ongoing commitment to diversity in the workforce	
Invest in efforts to develop additional diversity strategies and initiatives	1 to 3 years

Human Rights

Drive the highest standards of ethics and respect for human rights towards achievement of a sustainable supply chain	
Align sourcing strategy and sustainable compliance efforts	1 to 3 years
Consistently apply PVH values and Human Rights and Social Responsibility program across all sourcing divisions for our brands and licensees	Ongoing
Empower and equip PVH associates to drive high standards of human rights performance across the supply chain	Ongoing
Progressively take steps towards creation of a sustainable supply chain model	5 to 10 years
Collaborate with key stakeholders to achieve a sustainable and impactful approach to improve supply chain performance	
Engage and partner with key stakeholders to address critical Environmental Health & Safety and labor issues within the supply chain	Ongoing
Collaborate with multi-stakeholder/international organizations to achieve brand alignment and harmonization of standards	Ongoing
Participate in collaborative efforts to implement and promote the UN Framework on Business and Human Rights	1 to 3 years
Enhance the quality, scope and impact of our monitoring, evaluation and remediation approaches	
Support Implementation of sustainable compliance throughout the supply chain	Ongoing
Enhance our remediation and capacity building efforts to equip and empower suppliers and licensees to proactively manage compliance	1 to 3 years
Fully integrate Tommy Hilfiger operations into PVH's monitoring and evaluation program	2012

Community

Create positive and sustainable impact on PVH's strategic community and philanthropic initiatives around the world consistent with the PVH Cares Mission	
Increase financial support of organizations aligned with the PVH Cares mission by 5% annually for the next five years	Annually
Increase the impact of our initiatives in partnership with stakeholders	Ongoing
Expand global reach of community engagement activities	Ongoing
Grow and develop relationships with strategic community and non-profit partners	
Make measurable commitments to the Spotlight organizations that we have selected to support our mission and grow investment with those organizations to 25% of our total cash donations	Within three years
Empower associates, through their departments and business units, to engage in community investment initiatives that are meaningful to them	
Create, support and promote volunteer opportunities for associates individually and business units as team building activities	Ongoing

Environment

Promote sustainable operating and manufacturing practices for PVH, our suppliers and licensees	
Support the implementation of Environmental Management Systems elements throughout the supply chain	1 to 5 years
Reduce packaging volume as related to sales volume	Ongoing
Eliminate restricted substances from PVH products	2011
Minimize PVH's carbon footprint	
Establish a carbon footprint baseline for PVH global operations	2013
Reduce domestic GHG emissions from 2010 baseline	2012
Increase utilization of renewable and clean energy sources	Ongoing
Empower associates and consumers to take positive action for the environment	
Facilitate events and encourage associate volunteerism related to environmental organizations and initiatives	Ongoing
Improve recycling rates and reduce total waste per capita in PVH facilities	Ongoing
Promote consumer awareness of PVH sustainability efforts, using pvh.com and other media, especially as it relates to products and packaging	Ongoing


PVH

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